
10010869

ENTERGY CORPORATION AND SUBSIDIARIES

2009 ANNUAL REPORT



Entergy.

ENTERGY CORPORATION AND SUBSIDIARIES 2009

Entergy Corporation is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, and it is the second-largest nuclear generator in the United States. Entergy delivers electricity to 2.7 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $10 billion and over 15,000 employees.

Entergy operates primarily through two business segments: Utility and Non-Utility Nuclear.

- ***Utility*** generates, transmits, distributes and sells electric power in a four-state service territory that includes portions of Arkansas, Mississippi, Texas and Louisiana, including the City of New Orleans; and operates a small natural gas distribution business.
- ***Non-Utility Nuclear*** owns and operates six nuclear power plants located in the northern United States and sells the electric power produced by those plants primarily to wholesale customers. This business also provides services to other nuclear power plant owners. As discussed further in "Recent Developments" and "Management's Financial Discussion and Analysis," in November 2007, the Board approved a plan to pursue a separation of the Non-Utility Nuclear business from Entergy through a tax-free spin-off of Non-Utility Nuclear to Entergy shareholders.

In addition to its two primary, reportable, operating segments, Entergy also operates the non-nuclear wholesale assets business. The non-nuclear wholesale assets business sells to wholesale customers the electric power produced by power plants that it owns while it focuses on improving performance and exploring sales or restructuring opportunities for its power plants. Such opportunities are evaluated consistent with Entergy's market-based point-of-view.

Contents

To Our Stakeholders:

Last year I began my annual letter to you by acknowledging, "I don't know" how certain events will unfold. Unfortunately, all I can say at this moment is "I *really* don't know." Specifically, I really don't know how one of our key initiatives, the spin-off of our non-utility nuclear plants into a separate company, will turn out. Ordinarily, we would simply explain where we are in the process and move forward with our traditional annual report, including my letter to you assessing the past year's performance and outlining key initiatives and strategies for the current year and beyond. In this case, I intend to do that in a supplemental report in the near future.

The reason we have decided to delay publishing our "traditional" annual report is the deadline for going to press with our 2009 annual report with the required financial statements is literally now. At the same time, decisions on significant regulatory matters in New York and Vermont related to the spin transaction are pending. In addition, events continue to unfold in Vermont regarding matters pertaining to the Vermont Yankee nuclear plant. Given the range of potential outcomes and the likelihood we will know considerably more in a matter of weeks, I don't believe it is appropriate to speculate about what may or may not happen at this time. At some point in the regulatory process you have done all you can and the decision is in the "hands of the jury." That's where we "think" we are in New York; however, at a March 4, 2010 meeting of the New York Public Service Commission, March 25 was signaled as a potential date for a final decision although the Commission also agreed to a further opportunity for input from all of the parties. This input could potentially be wide ranging, including input on everything from their own articulated principles or conditions for approval, to allowing testimony in the New York proceeding on or from Vermont, to soliciting input on environmental issues raised in the license renewal process before another regulatory body. On March 10, a technical conference was conducted by the New York Commission and comments are due on March 18, unless modified for good cause shown. This could be a watershed event in the spin-off strategy as both the New York Commission and Entergy have significant decisions to make depending on how broad the respondents request opening the proceeding. So instead of speculating on the outcome or what comes next "if," we decided to take a staged approach in presenting our 2009 financial results and strategies.

This report includes all the required financial reports. The supplemental report will include information you are accustomed to receiving.

I apologize for this delay and inconvenience, but in the end we expect to provide a better, more informative report as a result.

While this report is intentionally abbreviated, I would be remiss if I did not use this opportunity to acknowledge the outstanding efforts of Entergy employees. Thanks to their hard work, we achieved several important milestones in 2009. We recorded the safest year in Entergy's history with no fatalities and the fewest number of accidents. We improved from 2008 to 2009 on key customer service metrics such as regulatory outage complaints, outage frequency, outage duration and call-center response measures. In fact, it was our second best year on outage frequency. We achieved the highest generation output from our collective nuclear fleet. We were named to the Dow Jones Sustainability World Index for the eighth consecutive year.

While we achieved record total earnings and earnings per share, we did not reach our overarching financial aspiration in 2009, which is to deliver top-quartile total shareholder return. Our total shareholder return for the year was 2.4 percent, placing us in the bottom quartile of our peer group. This dismal performance was certainly below our expectations. At least in part, this financial performance relates to uncertainties on how the spin-off will be resolved and on future power prices for our non-utility nuclear fleet. The first of these we expect to shed more light on in the near term. The second serves to substantiate one of the primary reasons for the spin-off. Not all investors like the risk associated with power price movements or have a point of view on future power prices. A separate stock would allow those of you who are comfortable with that risk and have a positive outlook on power price or the value of clean energy to execute on that point of view.

Regardless, as we have said many times, we believe in the long-term potential of these assets and whether the spin is approved or not, you own the plants and the underlying value. It is our responsibility to deliver the full "practically realizable" value. If the value of having two separate stocks with specific risk profiles is not achievable due to regulatory actions, we will continue to work diligently on strategies to deliver the full value that *is* achievable in a different way.

Entergy built its 11-year track record of top-quartile shareholder return by diligently applying its distinctive strengths to overcome external challenges. Our strengths include the thoughtful, resourceful leadership of our Board of Directors, the adaptability and robust nature of our dynamic point-of-view-driven strategy focused on operational excellence and portfolio management, and the experience and dedication of Entergy employees.

The last 11 years have not been without adversity or times of great uncertainty. I can assure you that the Entergy that has delivered value consistently for all stakeholders over this period is the same Entergy that exists today. If anything, we are better and stronger, and more determined to achieve our aspirations, knowing from our experience there is always a way through adversity that is less risky or less time consuming if all options remain on the table. Good things don't happen consistently by chance, but rather by consistent hard work, resilience, determination and resourcefulness in quickly adapting as the world around us changes. Whatever happens, you can count on deliberate and purposeful actions, not wishful thinking.



J. Wayne Leonard
Chairman and Chief Executive Officer
March 17, 2010

FORWARD-LOOKING INFORMATION

In this report and from time to time, Entergy Corporation makes statements as a registrant concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "could," "project," "believe," "anticipate," "intend," "expect," "estimate," "continue," "potential," "plan," "predict," "forecast," and other similar words or expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Although Entergy believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including those factors discussed or incorporated by reference in (a) Item 1A. Risk Factors, (b) Management's Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this report and in subsequent securities filings):

- resolution of pending and future rate cases and negotiations, including various performance-based rate discussions and implementation of legislation ending the Texas transition to competition, and other regulatory proceedings, including those related to Entergy's System Agreement, Entergy's utility supply plan, recovery of storm costs, and recovery of fuel and purchased power costs
- changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, the operations of the independent coordinator of transmission for Entergy's utility service territory, and the application of more stringent transmission reliability requirements or market power criteria by the FERC
- changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those owned or operated by the Non-Utility Nuclear business
- resolution of pending or future applications for license renewals or modifications of nuclear generating facilities
- the performance of and deliverability of power from Entergy's generating plants, including the capacity factors at its nuclear generating facilities
- Entergy's ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities
- prices for power generated by Entergy's merchant generating facilities, the ability to hedge, sell power forward or otherwise reduce the market price risk associated with those facilities, including the Non-Utility Nuclear plants, and the prices and availability of fuel and power Entergy must purchase for its Utility customers, and Entergy's ability to meet credit support requirements for fuel and power supply contracts
- volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities
- changes in law resulting from federal or state energy legislation
- changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, mercury, and other substances, and changes in costs of compliance with environmental and other laws and regulations
- uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel and nuclear waste storage and disposal
- variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of hurricanes and ice storms (including most recently, Hurricane Gustav and Hurricane Ike and the January 2009 ice storm in Arkansas) and recovery of costs associated with restoration, including accessing funded storm reserves, federal and local cost recovery mechanisms, securitization, and insurance
- effects of climate change, and environmental and other regulatory obligations intended to compel reductions in carbon dioxide emissions
- Entergy's ability to manage its capital projects and operation and maintenance costs
- Entergy's ability to purchase and sell assets at attractive prices and on other attractive terms
- the economic climate, and particularly economic conditions in Entergy's Utility service territory and the Northeast United States
- the effects of Entergy's strategies to reduce tax payments
- changes in the financial markets, particularly those affecting the availability of capital and Entergy's ability to refinance existing debt, execute share repurchase programs, and fund investments and acquisitions
- actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies' ratings criteria
- changes in inflation and interest rates
- the effect of litigation and government investigations or proceedings
- advances in technology
- the potential effects of threatened or actual terrorism and war
- Entergy's ability to attract and retain talented management and directors
- changes in accounting standards and corporate governance
- declines in the market prices of marketable securities and resulting funding requirements for Entergy's defined benefit pension and other postretirement benefit plans
- changes in decommissioning trust fund earnings or in the timing of or cost to decommission nuclear plant sites
- the ability to successfully complete merger, acquisition, or divestiture plans, regulatory or other limitations imposed as a result of merger, acquisition, or divestiture, and the success of the business following a merger, acquisition, or divestiture
- and the risks inherent in the contemplated Non-Utility Nuclear spin-off, joint venture, and related transactions. Entergy Corporation cannot provide any assurances that the spin-off or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated. The transaction is subject to certain conditions precedent, including regulatory approvals and the final approval by the Board.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL AND OPERATING DATA

	2009	2008	2007	2006	2005
SELECTED FINANCIAL DATA:					
(in thousands, except percentages and per share amounts)					
Operating revenues	$10,745,650	$13,093,756	$11,484,398	$10,932,158	$10,106,247
Income from continuing operations	$ 1,231,092	$ 1,220,566	$ 1,134,849	$ 1,133,098	$ 943,125
Earnings per share from continuing operations:					
Basic	$ 6.39	$ 6.39	$ 5.77	$ 5.46	$ 4.49
Diluted	$ 6.30	$ 6.20	$ 5.60	$ 5.36	$ 4.40
Dividends declared per share	$ 3.00	$ 3.00	$ 2.58	$ 2.16	$ 2.16
Return on common equity	14.85%	15.42%	14.13%	14.21%	11.20%
Book value per share, year-end	$ 45.54	$ 42.07	$ 40.71	$ 40.45	$ 37.31
Total assets	$37,364,597	$36,616,818	$33,643,002	$31,082,731	$30,857,657
Long-term obligations[(a)]	$11,059,971	$11,517,382	$ 9,948,573	$ 8,996,620	$ 9,013,448
UTILITY ELECTRIC OPERATING REVENUES:					
(in millions)					
Residential	$ 2,999	$ 3,610	$ 3,228	$ 3,193	$ 2,912
Commercial	2,184	2,735	2,413	2,318	2,041
Industrial	1,997	2,933	2,545	2,630	2,419
Governmental	204	248	221	155	141
Total retail	7,384	9,526	8,407	8,296	7,513
Sales for resale[(b)]	206	325	393	612	656
Other	290	222	246	155	278
Total	**$ 7,880**	**$ 10,073**	**$ 9,046**	**$ 9,063**	**$ 8,447**
UTILITY BILLED ELECTRIC ENERGY SALES:					
(GWh)					
Residential	33,626	33,047	33,281	31,665	31,569
Commercial	27,476	27,340	27,408	25,079	24,401
Industrial	35,638	37,843	38,985	38,339	37,615
Governmental	2,408	2,379	2,339	1,580	1,568
Total retail	99,148	100,609	102,013	96,663	95,153
Sales for resale[(b)]	4,862	5,401	6,145	10,803	11,459
Total	**104,010**	**106,010**	**108,158**	**107,466**	**106,612**
NON-UTILITY NUCLEAR:					
Operating revenues (in millions)	$ 2,555	$ 2,558	$ 2,030	$ 1,545	$ 1,422
Billed electric energy sales (GWh)	40,981	41,710	37,570	34,847	33,641

(a) Includes long-term debt (excluding currently maturing debt), preferred stock with sinking fund, and noncurrent capital lease obligations.
(b) Includes sales to Entergy New Orleans, which was deconsolidated in 2006 and 2005. See Note 18 to the financial statements.

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN[(a)]

The following graph compares the performance of the common stock of Entergy Corporation to the S&P 500 Index and the Philadelphia Utility Index (each of which includes Entergy Corporation) for the last five years ended December 31.



$250
$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
Entergy Corporation
S&P 500 Index
Philadelphia Utility Index

	2004	2005	2006	2007	2008	2009
Entergy Corporation	$100	$104.67	$144.85	$192.00	$137.65	$141.00
S&P 500 Index	$100	$104.91	$121.48	$128.15	$ 80.74	$102.11
Philadelphia Utility Index	$100	$118.22	$141.90	$168.83	$122.84	$135.18

(a) Assumes $100 invested at the closing price on December 31, 2004 in Entergy Corporation common stock, the S&P 500 Index, and the Philadelphia Utility Index, and reinvestment of all dividends.

DEFINITIONS

Certain abbreviations or acronyms used in the text and notes are defined below:

Abbreviation or Acronym	Term
AEEC	Arkansas Electric Energy Consumers
AFUDC	Allowance for Funds Used During Construction
ALJ	Administrative Law Judge
ANO 1 and 2	Units 1 and 2 of Arkansas Nuclear One Steam Electric Generating Station (nuclear), owned by Entergy Arkansas
APSC	Arkansas Public Service Commission
Board	Board of Directors of Entergy Corporation
Cajun	Cajun Electric Power Cooperative, Inc.
Capacity factor	Actual plant output divided by maximum potential plant output for the period
CDBG	Community Development Block Grant
City Council or Council	Council of the City of New Orleans, Louisiana
CPI-U	Consumer Price Index - Urban
DOE	United States Department of Energy
Entergy	Entergy Corporation and its direct and indirect subsidiaries
Entergy Corporation	Entergy Corporation, a Delaware corporation
Entergy Gulf States, Inc.	Predecessor company for financial reporting purposes to Entergy Gulf States Louisiana that included the assets and business operations of both Entergy Gulf States Louisiana and Entergy Texas
Entergy Gulf States Louisiana	Entergy Gulf States Louisiana, L.L.C., a company formally created as part of the jurisdictional separation of Entergy Gulf States, Inc. and the successor company to Entergy Gulf States, Inc. for financial reporting purposes. The term is also used to refer to the Louisiana jurisdictional business of Entergy Gulf States, Inc., as the context requires.
Entergy-Koch	A joint venture equally owned by subsidiaries of Entergy and Koch Industries, Inc. Entergy-Koch's pipeline and trading businesses were sold in 2004.
Entergy Texas	Entergy Texas, Inc., a company formally created as part of the jurisdictional separation of Entergy Gulf States, Inc. The term is also used to refer to the Texas jurisdictional business of Entergy Gulf States, Inc., as the context requires.
EPA	United States Environmental Protection Agency
ERCOT	Electric Reliability Council of Texas
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Firm LD	Transaction that requires receipt or delivery of energy at a specified delivery point (usually at a market hub not associated with a specific asset) or settles financially on notional quantities; if a party fails to deliver or receive energy, the defaulting party must compensate the other party as specified in the contract
Grand Gulf	Unit No. 1 of Grand Gulf Steam Electric Generating Station (nuclear), 90% owned or leased by System Energy
GWh	Gigawatt-hour(s), which equals one million kilowatt-hours
Independence	Independence Steam Electric Station (coal), owned 16% by Entergy Arkansas, 25% by Entergy Mississippi, and 7% by Entergy Power
IRS	Internal Revenue Service
ISO	Independent System Operator

DEFINITIONS

Certain abbreviations or acronyms used in the text and notes are defined below:

Abbreviation or Acronym	Term
Kw	Kilowatt
KWh	Kilowatt-hour(s)
LPSC	Louisiana Public Service Commission
MMBtu	One million British Thermal Units
MPSC	Mississippi Public Service Commission
MW	Megawatt(s), which equals one thousand kilowatt(s)
MWh	Megawatt-hour(s)
Nelson Unit 6	Unit No. 6 (coal) of the Nelson Steam Electric Generating Station, 70% of which is co-owned by Entergy Gulf States Louisiana (57.5%) and Entergy Texas (42.5%)
Net debt ratio	Gross debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents
Net MW in operation	Installed capacity owned and operated
Non-Utility Nuclear	Entergy's business segment that owns and operates six nuclear power plants and sells electric power produced by those plants to wholesale customers
NRC	Nuclear Regulatory Commission
NYPA	New York Power Authority
OASIS	Open Access Same Time Information Systems
PPA	Purchased power agreement
PUCT	Public Utility Commission of Texas
Registrant Subsidiaries	Entergy Arkansas, Inc., Entergy Gulf States Louisiana, L.L.C., Entergy Louisiana, LLC, Entergy Mississippi, Inc., Entergy New Orleans, Inc., Entergy Texas, Inc., and System Energy Resources, Inc.
River Bend	River Bend Steam Electric Generating Station (nuclear), owned by Entergy Gulf States Louisiana
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards as promulgated by the FASB
SMEPA	South Mississippi Electric Power Association, which owns a 10% interest in Grand Gulf
System Agreement	Agreement, effective January 1, 1983, as modified, among the Utility operating companies relating to the sharing of generating capacity and other power resources
System Energy	System Energy Resources, Inc.
TWh	Terawatt-hour(s), which equals one billion kilowatt-hours
Unit-contingent	Transaction under which power is supplied from a specific generation asset; if the asset is not operating, the seller is generally not liable to the buyer for any damages
Unit Power Sales Agreement	Agreement, dated as of June 10, 1982, as amended and approved by FERC, among Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy, relating to the sale of capacity and energy from System Energy's share of Grand Gulf
Utility	Entergy's business segment that generates, transmits, distributes, and sells electric power, with a small amount of natural gas distribution
Utility operating companies	Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas
Waterford 3	Unit No. 3 (nuclear) of the Waterford Steam Electric Generating Station, 100% owned or leased by Entergy Louisiana
Weather-adjusted usage	Electric usage excluding the effects of deviations from normal weather
White Bluff	White Bluff Steam Electric Generating Station, 57% owned by Entergy Arkansas

RECENT DEVELOPMENTS

The following summary provides important additional information as of March 17, 2010, concerning certain matters referenced in the Management's Financial Discussion and Analysis (MD&A) that follows, and should be read in conjunction with such MD&A.

New York Regulatory Proceedings Regarding the Spin-Off

As discussed in the MD&A, at a meeting on February 11, 2010, the advisory staff of the New York State Public Service Commission (NYPSC) articulated certain principles and potential conditions applicable to any approval of Entergy's proposed spin-off of its Non-Utility Nuclear business. The principles behind the conditions proposed by the advisory staff were to mitigate near-term liquidity risk related to debt covenants of Enexus Energy Corporation (Enexus), enhance Enexus' long-term financial capabilities, and provide certain ratepayer benefits. After giving careful consideration to how the principles outlined by the advisory staff could be satisfied in a manner consistent with objectives in pursuing the spin-off transaction, on March 2, 2010, Enexus filed with the NYPSC a proposal that takes the form of proposed conditions that the NYPSC could include in its approval order. The first condition proposes a further reduction of Enexus long-term debt in the amount of $500 million. The second condition restricts dividend payments and return of capital to shareholders in accordance with the restrictions in Enexus' existing secured bank facility, even if that bank facility is terminated or amended, until Enexus achieves at least (1) a BB+ or Ba1 credit rating or (2) a 50% or lower net debt-to-capitalization ratio with enhancements. For purposes of this proposed restriction, the amount available for distribution as dividends or return of capital to shareholders in the permitted "basket" under Enexus' existing secured bank facility is reduced from $500 million to $250 million, and net debt is increased by $200 million to represent the approximate amount used for Enexus' operational purposes. The third condition calls for Enexus to distribute up to $300 million to New York's energy efficiency funds if future power prices exceed certain levels. A maximum of $5 million for each of the three price tranches per unit would be payable annually under the ten year agreements. The Indian Point 2 term would commence the first day of the calendar quarter beginning after the date of closing of all spin-off transactions. The Indian Point 3 and FitzPatrick terms would commence January 1, 2015. The strike prices for the Indian Point units are $76/MWh, $94/MWh and $112/MWh and for FitzPatrick are $49/MWh, $61/MWh and $73/MWh for the measurement period ending December 31, 2010, subject to an annual escalator. In addition, Enexus recently amended its secured bank facility to raise the permitted debt ratio during plant outages, thereby eliminating covenant challenges in the scenario forecasts.

At a NYPSC meeting on March 4, 2010, the NYPSC Commissioners and advisory staff discussed the principles the advisory staff had previously articulated and the proposal made by Enexus on March 2, 2010. The NYPSC subsequently issued a press release stating that an initial analysis of the proposal by its advisory staff indicated that the proposal does not reasonably address the long-term financial viability of Enexus and will likely provide a small level of ratepayer benefits. The NYPSC stated that the results of its analysis will be augmented as a more complete review is conducted and the comments of the parties are considered. On March 4, 2010, the NYPSC also issued a notice stating that the Administrative Law Judges would convene a conference to clarify and discuss both the NYPSC advisory staff's principles and Enexus' March 2, 2010 response thereto, which conference was held on March 10, 2010. The notice further indicated that comments on these matters were to be filed no later than March 18, 2010, unless modified for good cause. The NYPSC press release further indicated that the matter would be brought back for deliberations at the earliest possible NYPSC session. The next scheduled meeting of the NYPSC is March 25, 2010.

Vermont Yankee Nuclear Plant

As discussed in the MD&A, under Vermont statutes the state certificates of public good to operate the Vermont Yankee nuclear plant and store spent nuclear fuel expire in March 2012. Non-Utility Nuclear has an application pending with the Vermont Public Service Board (VPSB) for approval of continued operations and storage of spent nuclear fuel generated after March 2012. On February 25, 2010, the VPSB opened a separate proceeding to consider its jurisdiction and whether Entergy Nuclear Vermont Yankee should be required to cease operations at Vermont Yankee or take other ameliorative actions, pending completion of repairs to stop releases of radionuclides, radioactive materials, and, potentially, other radioactive materials into the environment. This investigation will also consider whether good cause exists to modify or revoke the certificate of public good that the VPSB issued to Entergy Nuclear Vermont Yankee, and whether any penalties should be imposed on Entergy Nuclear Vermont Yankee for any identified violations of Vermont statutes or VPSB orders related to those releases. A prehearing conference on this matter was conducted on March 10, 2010.

ENTERGY CORPORATION AND SUBSIDIARIES

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS

Entergy operates primarily through two business segments: Utility and Non-Utility Nuclear.

- **Utility** generates, transmits, distributes, and sells electric power in service territories in four states that include portions of Arkansas, Mississippi, Texas, and Louisiana, including the City of New Orleans; and operates a small natural gas distribution business.
- **Non-Utility Nuclear** owns and operates six nuclear power plants located in the northern United States and sells the electric power produced by those plants primarily to wholesale customers. This business also provides services to other nuclear power plant owners.

In addition to its two primary, reportable, operating segments, Entergy also operates the non-nuclear wholesale assets business. The non-nuclear wholesale assets business sells to wholesale customers the electric power produced by power plants that it owns while it focuses on improving performance and exploring sales or restructuring opportunities for its power plants. Such opportunities are evaluated consistent with Entergy's market-based point-of-view.

Following are the percentages of Entergy's consolidated revenues and net income generated by its operating segments and the percentage of total assets held by them:

	% of Revenue			% of Net Income			% of Total Assets		
Segment	2009	2008	2007	2009	2008	2007	2009	2008	2007
Utility	75	79	80	57	49	61	80	77	78
Non-Utility Nuclear	24	19	18	50	64	46	28	21	21
Parent Company & Other Business Segments	1	2	2	(7)	(13)	(7)	(8)	2	1

Plan to Pursue Separation of Non-Utility Nuclear

In November 2007, the Board approved a plan to pursue a separation of the Non-Utility Nuclear business from Entergy through a tax-free spin-off of the Non-Utility Nuclear business to Entergy shareholders. Upon completion of the Board-approved spin-off plan, Enexus Energy Corporation, a wholly-owned subsidiary of Entergy, would be a new, separate, and publicly-traded company. In addition, under the plan, Enexus and Entergy are expected to enter into a nuclear services business joint venture, EquaGen LLC, with 50% ownership by Enexus and 50% ownership by Entergy. The EquaGen board of managers would be comprised of equal membership from both Entergy and Enexus.

Once the spin-off transaction is complete, Entergy Corporation's shareholders will own all Entergy common stock and will receive a distribution of 80.1 percent of the Enexus common shares. Entergy will transfer the remaining Enexus common shares to a trust. While held by the trust, the Enexus common shares will be voted by the trustee in the same proportion as the other Enexus common shares on any matter submitted to a vote of the Enexus shareholders. Within a period of up to 18 months after the spin-off, Entergy is expected to exchange the Enexus common shares retained in the trust for Entergy common shares. Enexus common shares not ultimately exchanged, if any, will be distributed to Entergy shareholders.

Enexus' business would be substantially comprised of Non-Utility Nuclear's assets, including its six nuclear power plants, and Non-Utility Nuclear's power marketing operation. Entergy Corporation's remaining business would primarily be comprised of the Utility business. EquaGen would operate the nuclear assets owned by Enexus under the Board-approved plan, and provide certain services to the Utility's nuclear operations. EquaGen would also be expected to offer nuclear services to third parties, including decommissioning, plant relicensing, plant operations, and ancillary services.

In connection with the spin-off, Enexus is currently expected to incur up to $4.0 billion of debt prior to completion of the spin-off. Currently, the debt is expected to be incurred in the following transactions:

- Enexus is expected to issue up to $2.0 billion of debt securities in partial consideration of Entergy's transfer to it of the Non-Utility Nuclear business.
- These debt securities are expected to be exchanged for up to $2.0 billion of debt securities that Entergy plans to issue prior to the spin-off. If the exchange occurs, the holders of the debt securities that Entergy plans to issue prior to the spin-off would become holders of up to $2.0 billion of Enexus debt securities.
- Enexus is expected to issue up to $2.0 billion of debt securities directly to third party investors.

Out of existing cash on hand and the proceeds Enexus would receive from the issuance of debt securities directly to third party investors, it expects to retain approximately $750 million, which it intends to use for working capital and other general corporate purposes. In addition, Enexus is expected to apply up to $500 million of the proceeds from the issuance of these debt securities to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit. All of the remaining proceeds, plus any remaining cash on hand, are expected to be transferred to Entergy to settle Enexus' intercompany indebtedness owed to Entergy, including indebtedness that Entergy will transfer to Enexus in the spin-off, and to purchase certain assets from Entergy. Enexus will not receive any proceeds from either the issuance of the up to $2.0 billion of its debt securities or the exchange of its debt securities for Entergy debt securities. Entergy expects to use the proceeds that it receives from the issuance of its debt securities to reduce outstanding Entergy debt. The amount to be paid to Entergy, the amount and term of the debt Enexus would incur, and the type of debt and entity that would incur the debt have not been finally determined, but would be determined prior to the spin-off. A number of factors could affect this final determination, and the amount of debt ultimately incurred could be different from the amount disclosed.

Enexus executed a $1.175 billion credit facility in December 2008. In October 2009, Enexus executed Amendment No. 1 to its credit facility, increasing the total credit facility amount to $1.2 billion from $1.175 billion. Enexus is not permitted to draw down the facility until certain customary and transactional conditions related to the spin-off are met on or prior to July 1, 2010. Enexus may enter into other financing arrangements meant to support Enexus' working capital and general corporate needs and credit support obligations arising from hedging and normal course of business requirements.

Entergy and Enexus intend to launch the financing relating to the spin-off after requisite regulatory approvals are received and when market conditions are favorable for such an issuance. Entergy expects the transaction to qualify for tax-free treatment for U.S. federal income tax purposes for both Entergy and its shareholders. Entergy received a private letter ruling from the IRS regarding certain requirements for tax-free treatment. In addition, a supplemental ruling request has been filed with the IRS to reflect changes to the initial spin-off plan. Final terms of the transaction and spin-off completion are subject to several conditions, including the final approval of the Board.

Regulatory Proceedings Regarding the Spin-Off

<u>NRC</u>

Entergy Nuclear Operations, Inc., the current NRC-licensed operator of the Non-Utility Nuclear plants, filed an application in July 2007 with the NRC seeking indirect transfer of control of the operating licenses for the six Non-Utility Nuclear power plants, and supplemented that application in December 2007 to incorporate the planned business separation. Entergy Nuclear Operations, Inc., which is expected to be wholly-owned by EquaGen, would remain the operator of the plants after the spin-off. Entergy Operations, Inc., the current NRC-licensed operator of Entergy's five Utility nuclear plants, would remain a wholly-owned subsidiary of Entergy and would continue to be the operator of the Utility nuclear plants. In the December 2007 supplement to the NRC application, Entergy Nuclear Operations, Inc. provided additional information regarding the spin-off transaction, organizational structure, technical and financial qualifications, and general corporate information. On July 28, 2008, the NRC staff approved the license transfers associated with the proposed new ownership structure of EquaGen, the proposed licensed operator, as well as the transfers to Enexus of the ownership of Big Rock Point, FitzPatrick, Indian Point Units 1, 2 and 3, Palisades, Pilgrim, and Vermont Yankee. The approval for the proposed new ownership structure is now effective until August 1, 2010. The review conducted by the NRC staff prior to approval of the license and ownership transfers included matters such as the financial and technical qualifications of the new organizations, as well as decommissioning funding assurance. In connection with the NRC approvals, Enexus agreed to enter into a financial support agreement with the entities that own the nuclear power plants in the total amount of $700 million to provide financial support, if needed, for the operating costs of the six operating Non-Utility Nuclear power plants.

FERC

Pursuant to Federal Power Act section 203, in February 2008 an application was filed with the FERC requesting approval for the indirect disposition and transfer of control of jurisdictional facilities of a public utility. The FERC issued an order in June 2008 authorizing the requested indirect disposition and transfer of control. In August 2009 an amended application was filed with the FERC to reflect the transfer to the exchange trust by Entergy of the 19.9 percent of Enexus' common stock shares. In September 2009 the FERC approved the amended application.

Vermont

On January 28, 2008, Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc. requested approval from the Vermont Public Service Board (VPSB) for the indirect transfer of control, consent to pledge assets, issue guarantees and assign material contracts, amendment to certificate of public good, and replacement of guaranty and substitution of a credit support agreement for Vermont Yankee. Several parties intervened in the proceeding. Discovery has been completed in this proceeding, in which parties could ask questions about or request the production of documents related to the transaction.

In addition, the Vermont Department of Public Service (VDPS), which is the public advocate in proceedings before the VPSB, prefiled its initial and rebuttal testimony in the case in which the VDPS took the position that Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, Inc. have not demonstrated that the restructuring promotes the public good because its benefits do not outweigh the risks, raising concerns that the target rating for Enexus' debt is below investment grade and that the company may not have the financial capability to withstand adverse financial developments, such as an extended outage. The VDPS testimony also expressed concern about the EquaGen joint venture structure and Enexus' ability, under the operating agreement between Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, Inc., to ensure that Vermont Yankee is well-operated. Two distribution utilities that buy Vermont Yankee power prefiled testimony that also expressed concerns about the structure but found that there was a small net benefit to the restructuring. The VPSB conducted hearings on July 28-30, 2008, during which it considered the testimony prefiled by Entergy Nuclear Vermont Yankee, Entergy Nuclear Operations, Inc., the VDPS, and the two distribution utilities. Subsequently, Entergy Nuclear Operations, Inc. supplied supplemental data to the VPSB outlining the enhanced transaction structure detailed in the amended petition filed in New York (discussed below). On October 8, 2009, a memorandum of understanding was filed with the VPSB outlining an agreement reached with the VDPS, which, if approved by the VPSB, would result in approval of the spin-off transaction in Vermont.

In connection with this memorandum of understanding, Enexus agreed to provide a $100 million working capital facility to Entergy Nuclear Vermont Yankee and to obtain a $60 million letter of credit to fund operating expenses after operations cease at Vermont Yankee. In addition, Enexus agreed that if it has not obtained a credit rating of one notch below investment grade (e.g., a rating of BB+ by S&P) or higher by January 1, 2014, then Enexus will furnish to Entergy Nuclear Vermont Yankee a second letter of credit in the amount of $50 million to support Vermont Yankee's operations, which must be from a financial institution with a rating of A or higher from S&P, or in the alternative, a financial institution with a similar rating from a nationally respected credit rating agency that is of similar and appropriate credit quality. Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations have prefiled testimony explaining this memorandum of understanding and updating the VPSB on the financial structure of the transactions and moved to amend their petition to include Enexus. To assist the VPSB in making its determinations and deciding what, if any, further proceedings are needed, the VPSB, on November 20, 2009, issued information requests to the three companies and to the VDPS. The companies filed their responses on December 9, 2009 and the VDPS filed its responses on December 24, 2009. A VPSB decision on the memorandum of understanding is pending.

On January 27, 2010, Vermont Governor Jim Douglas issued a statement directing the Commissioner of the VDPS to request a stay from the VPSB of the spin-off proceedings pending an ongoing investigation relating to elevated levels of tritium found in Vermont Yankee groundwater monitoring wells. The Governor's statement further indicated that he would not ask the Vermont General Assembly to consider Vermont Yankee license renewal during its 2010 session. The governor's statement also expressed concerns about potential decommissioning costs and about inconsistent information related to underground piping at Vermont Yankee carrying radionuclides that was provided by Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, Inc. in a proceeding before the VPSB related to extending operation of Vermont Yankee beyond its current operating license. On February 3, 2010, the VDPS staff filed its motion for a stay of the spin-off proceedings. Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, Inc. filed a memorandum in opposition to the request for a stay with the VPSB on February 18, 2010.

New York

On January 28, 2008, Entergy Nuclear FitzPatrick, LLC, Entergy Nuclear Indian Point 2, LLC, Entergy Nuclear Indian Point 3, LLC, Entergy Nuclear Operations, Inc., and Enexus filed a petition with the New York Public Service Commission (NYPSC) requesting a declaratory ruling regarding corporate reorganization or in the alternative an order approving the transaction and an order approving debt financing. Petitioners also requested confirmation that the corporate reorganization will not have an effect on Entergy Nuclear FitzPatrick's, Entergy Nuclear Indian Point 2's, Entergy Nuclear Indian Point 3's, and Entergy Nuclear Operations, Inc.'s status as lightly regulated entities in New York, given that they will continue to be competitive wholesale generators. The New York State Attorney General's Office, Westchester County, and other intervenors filed objections to the business separation and to the transfer of the FitzPatrick and Indian Point Energy Center nuclear power plants, arguing that the debt associated with the spin-off could threaten access to adequate financial resources for those nuclear power plants and because the New York State Attorney General's Office believes Entergy must file an environmental impact statement assessing the proposed corporate restructuring. In addition to the New York State Attorney General's Office, several other parties also requested to be added to the service list for this proceeding.

On May 23, 2008, the NYPSC issued its Order Establishing Further Procedures in this matter. In the order, the NYPSC determined that due to the nuclear power plants' unique role in supporting the reliability of electric service in New York, and their large size and unique operational concerns, a more searching inquiry of the transaction will be conducted than if other types of lightly-regulated generation were at issue. Accordingly, the NYPSC assigned an ALJ to preside over this proceeding and prescribed a sixty (60) day discovery period. The order provided that after at least sixty (60) days, the ALJ would establish when the discovery period would conclude. The NYPSC stated that the scope of discovery will be tightly bounded by the public interest inquiry relevant to this proceeding; namely, adequacy and security of support for the decommissioning of the New York nuclear facilities; financial sufficiency of the proposed capital structure in supporting continued operation of the facilities; and, arrangements for managing, operating and maintaining the facilities. The NYPSC also stated that during the discovery period, the NYPSC Staff may conduct technical conferences to assist in the development of a full record in this proceeding.

On July 23, 2008, the ALJs issued a ruling concerning discovery and seeking comments on a proposed process and schedule. In the ruling, the ALJs proposed a process for completing a limited, prescribed discovery process, to be followed three weeks later by the filing of initial comments addressing defined issues, with reply comments due two weeks after the initial comment deadline. Following receipt of all comments, a ruling will be made on whether, and to what extent, an evidentiary hearing is required. The ALJs asked the parties to address three specific topic areas: (1) the financial impacts related to the specific issues previously outlined by the NYPSC; (2) other obligations associated with the arrangement for managing, operating and maintaining the facilities; and (3) the extent that New York Power Authority (NYPA) revenues from value sharing payments under the value sharing agreements between Entergy and NYPA would decrease. The ALJs have indicated that the potential financial effect of the termination of the value sharing payments on NYPA and New York electric consumers are factors the ALJs believe should be considered by the NYPSC in making its public interest determination.

In August 2008, Non-Utility Nuclear entered into a resolution of a dispute with NYPA over the applicability of the value sharing agreements to the FitzPatrick and Indian Point 3 nuclear power plants after the spin-off. Under the resolution, Non-Utility Nuclear agreed not to treat the separation as a "Cessation Event" that would terminate its obligation to make the payments under the value sharing agreements. As a result, after the spin-off, Enexus would continue to be obligated to make payments to NYPA due under the amended and restated value sharing agreements described above. For further discussion of the value sharing agreements, see Note 15 to the financial statements herein.

In August 2009, Enexus filed with the NYPSC an amended petition for an order approving the reorganization and associated debt financings. The amended petition describes proposed enhancements to the corporate reorganization. These proposed enhancements include a commitment to reserve at least $350 million of liquidity, a $1.0 billion reduction in long-term bonds to $3.5 billion, an increase in the initial cash balance left at Enexus to $750 million from the original $250 million, and obtaining an up to $500 million cash-collateralized letter of credit facility that will provide letters of credit for commodity-related and non-hedging-related commercial transactions. The amended petition requested that the NYPSC: issue an order approving the corporate reorganization and associated financings; confirm the corporate reorganization will have no impact on the Enexus companies' status as lightly regulated entities; and issue a negative declaration and undertake no further review under the New York State Environmental Quality Review Act.

On August 21, 2009, the ALJs issued a Ruling Concerning Scope, Process, and Schedule that determined that additional record development was warranted in light of the changes contained in the amended petition. The August 21, 2009 ruling limited the issues requiring further record development to environmental significance under the New York State Environmental Quality Review Act and whether Enexus will be at least as capable as Entergy in meeting all financial and other obligations related to the ownership and operation of the New York nuclear facilities. In early November 2009 the New York State Attorney General's Office, the New York Department of Public Service's Staff, and Westchester County filed initial comments on the amended petition stating their opposition to Enexus' request in the amended petition. Various filings continued to be made into January 2010 in accordance with the procedures and schedule ordered by the ALJs, and the New York State Attorney General's Office, the New York Department of Public Service's Staff, and Westchester County continue to oppose the transaction.

At a hearing on February 11, 2010, the NYPSC discussed Entergy's petition and issued a press release later that same day. The press release states, in part, that the NYPSC "received a report from senior Staff of the Department of Public Service (Staff) addressing a petition submitted by Entergy Corporation.... In its report, Staff concluded that the transaction, as proposed, was not in the public interest, and Staff provided the [NYPSC] information regarding the implications of rejecting the proposal versus making changes to the proposed transaction to improve the long-term financial stability of the three nuclear power plants in New York and to provide ratepayer benefits. The [NYPSC] will consider these topics in more detail at a later date. Staff concluded that the proposed transaction was problematic because the amount of debt leverage employed to finance Enexus is excessive when the business risks of this new merchant nuclear plant enterprise are considered. The principles behind the conditions proposed by Staff are to assure the immediate financial viability of Enexus by mitigating near-term liquidity risk related to debt covenants through a reduction of $550 million in the debt issued by Enexus, to assure the Enexus's [sic] long-term financial capabilities through the maintenance of a specified bond rating or ratio of debt-to-equity market value, and to provide New York ratepayers some of the potential hedging benefits of nuclear power in periods of rising commodity prices. If the [NYPSC] decides to impose these conditions, or similar conditions addressing the previously stated principles, it is expected that the [NYPSC] will consider the comments of interested parties. Comments would then be analyzed and the matter brought back for final deliberations at the earliest possible [NYPSC] session."

The NYPSC currently has meetings scheduled for March 4 and March 25, 2010 at which it may consider the proposed transaction again.

Results of Operations

2009 Compared to 2008

Following are income statement variances for Utility, Non-Utility Nuclear, Parent & Other business segments, and Entergy comparing 2009 to 2008 showing how much the line item increased or (decreased) in comparison to the prior period:

	Utility	Non-Utility Nuclear	Parent & Other	Entergy
	(In Thousands)			
2008 Consolidated Net Income (Loss)	$605,144	$797,280	($161,889)	$1,240,535
Net revenue (operating revenue less fuel expense, purchased power, and other regulatory charges/credits)	105,167	(10,626)	2,893	97,434
Other operation and maintenance expenses	(30,423)	76,007	(37,536)	8,048
Taxes other than income taxes	(2,173)	8,379	701	6,907
Depreciation and amortization	37,409	14,832	(326)	51,915
Other income	74,456	18,243	(92,278)	421
Interest charges	36,990	1,958	(77,425)	(38,477)
Other	16,658	12,542	5	29,205
Income taxes	17,401	60,159	(47,818)	29,742
2009 Consolidated Net Income (Loss)	$708,905	$631,020	($88,875)	$1,251,050

Refer to **"SELECTED FINANCIAL DATA - FIVE-YEAR COMPARISON OF ENTERGY CORPORATION AND SUBSIDIARIES"** which accompanies Entergy Corporation's financial statements in this report for further information with respect to operating statistics.

Net Revenue

Utility

Following is an analysis of the change in net revenue comparing 2009 to 2008.

	Amount
	(In Millions)
2008 net revenue	$4,589
Volume/weather	57
Retail electric price	33
Fuel recovery	31
Provision for regulatory proceedings	(26)
Other	10
2009 net revenue	**$4,694**

The volume/weather variance is primarily due to increased electricity usage primarily during the unbilled sales period in addition to the negative effect of Hurricane Gustav and Hurricane Ike in 2008. Electricity usage by industrial customers decreased, however, by 6%. The overall decline of the economy led to lower usage affecting both the large customer industrial segment as well as small and mid-sized industrial customers, who are also being affected by overseas competition. The effect of the industrial sales volume decrease is mitigated, however, by the fixed charge basis of many industrial customers' rates, which causes average price per KWh sold to increase as the fixed charges are spread over lower volume.

The retail electric price increase is primarily due to:

- rate increases that were implemented at Entergy Texas in January 2009;
- an increase in the formula rate plan rider at Entergy Gulf States Louisiana and Entergy Louisiana effective September 2008 and November 2009;
- the recovery of 2008 extraordinary storm costs at Entergy Arkansas as approved by the APSC, effective January 2009. The recovery of 2008 extraordinary storm costs is discussed in Note 2 to the financial statements;
- an increase in the capacity acquisition rider related to the Ouachita plant acquisition at Entergy Arkansas. The net income effect of the Ouachita plant cost recovery is limited to a portion representing an allowed return on equity with the remainder offset by Ouachita plant costs in other operation and maintenance expenses, depreciation expenses and taxes other than income taxes;
- an increase in the formula rate plan rider at Entergy Mississippi in July 2009;
- an Energy Efficiency rider at Entergy Texas, which was effective December 31, 2008, that is substantially offset in other operation and maintenance expenses; and
- an increase in the Attala power plant costs recovered through the power management rider by Entergy Mississippi. The net income effect of this recovery is limited to a portion representing an allowed return on equity with the remainder offset by Attala power plant costs in other operation and maintenance expenses, depreciation expenses, and taxes other than income taxes.

The retail electric price increase was partially offset by:

- a credit passed on to Louisiana retail customers as a result of the Act 55 storm cost financings that began in the third quarter of 2008;
- a formula rate plan refund of $16.6 million to customers in November 2009 in accordance with a settlement approved by the LPSC. See Note 2 to the financial statements for further discussion of the settlement; and
- a net decrease in the formula rate plans effective August 2008 at Entergy Louisiana and Entergy Gulf States Louisiana to remove interim storm cost recovery upon the Act 55 financing of storm costs as well as the storm damage accrual. A portion of the decrease is offset in other operation and maintenance expenses. See Note 2 to the financial statements for further discussion of the formula rate plans.

The fuel recovery variance resulted primarily from an adjustment to deferred fuel costs in the fourth quarter 2009 relating to unrecovered nuclear fuel costs incurred since January 2008 that will now be recovered after a revision to the fuel adjustment clause methodology.

The provision for regulatory proceedings variance is primarily due to provisions recorded in 2009 at Entergy Arkansas. See Note 2 to the financial statements for a discussion of regulatory proceedings affecting Entergy Arkansas.

Non-Utility Nuclear

Following is an analysis of the change in net revenue comparing 2009 to 2008.

	Amount (In Millions)
2008 net revenue	$2,334
Volume variance	(53)
Palisades purchased power amortization	(23)
Realized price changes	67
Other	(2)
2009 net revenue	**$2,323**

As shown in the table above, net revenue for Non-Utility Nuclear decreased slightly by $11 million, or 0.5%, in 2009 compared to 2008. Higher pricing in its contracts to sell power was partially offset by lower volume resulting from more refueling outage days in 2009 compared to 2008. Included in net revenue is $53 million and $76 million of amortization of the Palisades purchased power agreement in 2009 and 2008, respectively, which is non-cash revenue and is discussed in Note 15 to the financial statements. Following are key performance measures for 2009 and 2008:

	2009	2008
Net MW in operation at December 31	4,998	4,998
Average realized price per MWh	$61.07	$59.51
GWh billed	40,981	41,710
Capacity factor	93%	95%
Refueling Outage Days:		
FitzPatrick	-	26
Indian Point 2	-	26
Indian Point 3	36	-
Palisades	41	-
Pilgrim	31	-
Vermont Yankee	-	22

Realized Price per MWh

When Non-Utility Nuclear acquired its six nuclear power plants it also entered into purchased power agreements with each of the sellers. For four of the plants, the 688 MW Pilgrim, 838 MW FitzPatrick, 1,028 MW Indian Point 2, and 1,041 MW Indian Point 3 plants, the original purchased power agreements with the sellers expired in 2004. The purchased power agreement with the seller of the 605 MW Vermont Yankee plant extends into 2012, and the purchased power agreement with the seller of the 798 MW Palisades plant extends into 2022. Market prices in the New York and New England power markets, where the four plants with original purchased power agreements that expired in 2004 are located, increased since the purchase of these plants, and the contracts that Non-Utility Nuclear entered into after the original contracts expired, as well as realized day ahead and spot market sales, have generally been at higher prices than the original contracts. Non-Utility Nuclear's annual average realized price per MWh increased from $39.40 for 2003 to $61.07 for 2009. Power prices increased in the period from 2003 through 2008 primarily because of increases in the price of natural gas. Natural gas prices increased in the period from 2003 through 2008 primarily because of rising production costs and limited imports of liquefied natural gas, both caused by global demand and increases in the price of crude oil. In addition, increases in the price of power during this period were caused secondarily by rising heat rates, which in turn were caused primarily by load growth outpacing new unit additions. The majority of the existing long-term contracts for power from these four plants expire by the end of 2012. The recent economic downturn and negative trends in the energy commodity markets have resulted in lower natural gas prices and therefore current prevailing market prices for electricity in the New York and New England power regions are generally below the prices in Non-Utility Nuclear's existing contracts in those regions. Therefore, it is uncertain whether Non-Utility Nuclear will continue to experience increases in its annual realized price per MWh or what contract prices for power Non-Utility Nuclear will be able to obtain as its existing long-term contracts expire. As shown in the contracted sale of energy table in "Market and Credit Risk Sensitive Instruments," Non-Utility Nuclear has sold forward 88% of its planned energy output in 2010 for an average contracted energy price of $57 per MWh.

Other Income Statement Items

Utility

Other operation and maintenance expenses decreased from $1,867 million for 2008 to $1,837 million for 2009. The variance includes the following:

- a decrease due to the write-off in the fourth quarter 2008 of $52 million of costs previously accumulated in Entergy Arkansas's storm reserve and $16 million of removal costs associated with the termination of a lease, both in connection with the December 2008 Arkansas Court of Appeals decision in Entergy Arkansas's base rate case. The base rate case is discussed in more detail in Note 2 to the financial statements;
- a decrease due to the capitalization of Ouachita plant service charges of $12.5 million previously expensed;
- a decrease of $22 million in loss reserves in 2009, including a decrease in storm damage reserves as a result of the completion of the Act 55 storm cost financing at Entergy Gulf States Louisiana and Entergy Louisiana;
- a decrease of $16 million in payroll-related and benefits costs;
- prior year storm damage charges as a result of several storms hitting Entergy Arkansas' service territory in 2008, including Hurricane Gustav and Hurricane Ike in the third quarter 2008. Entergy Arkansas discontinued regulatory storm reserve accounting beginning July 2007 as a result of the APSC order issued in Entergy Arkansas' rate case. As a result, non-capital storm expenses of $41 million were charged to other operation and maintenance expenses. In December 2008, $19.4 million of these storm expenses were deferred per an APSC order and were recovered through revenues in 2009;
- an increase of $35 million in fossil expenses primarily due to higher plant maintenance costs and plant outages;
- an increase of $22 million in nuclear expenses primarily due to increased nuclear labor and contract costs;
- an increase of $14 million due to the reinstatement of storm reserve accounting at Entergy Arkansas effective January 2009;
- an increase of $14 million due to the Hurricane Ike and Hurricane Gustav storm cost recovery settlement agreement, as discussed below under "**Liquidity and Capital Resources** - **Sources of Capital** - Hurricane Gustav and Hurricane Ike";
- an increase of $8 million in customer service costs primarily as a result of write-offs of uncollectible customer accounts; and
- a reimbursement of $7 million of costs in 2008 in connection with a litigation settlement.

Depreciation and amortization expenses increased primarily due to an increase in plant in service.

Other income increased primarily due to:

- an increase in distributions of $25 million earned by Entergy Louisiana and $9 million earned by Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company. The distributions on preferred membership interests are eliminated in consolidation and have no effect on Entergy's net income because the investment is in another Entergy subsidiary. See Note 2 to the financial statements for a discussion of these investments in preferred membership interests;

- carrying charges of $35 million on Hurricane Ike storm restoration costs as authorized by Texas legislation in the second quarter 2009;
- an increase of $15 million in allowance for equity funds used during construction due to more construction work in progress primarily as a result of Hurricane Gustav and Hurricane Ike; and
- a gain of $16 million recorded on the sale of undeveloped real estate by Entergy Louisiana Properties, LLC.

These increases in other income were partially offset by a decrease of $14 million in taxes collected on advances for transmission projects and a decrease of $18 million resulting from lower interest earned on the decommissioning trust funds and short-term investments.

Interest charges increased primarily due to an increase in long-term debt outstanding resulting from debt issuances by certain of the Utility operating companies in the second half of 2008 and in 2009.

Non-Utility Nuclear

Other operation and maintenance expenses increased from $773 million in 2008 to $849 million in 2009 primarily due to $46 million in outside service costs and incremental labor costs related to the planned spin-off of the Non-Utility Nuclear business. Also contributing to the increase were higher nuclear labor and regulatory costs.

Other income increased primarily due to increases in interest income and realized earnings from the decommissioning trust funds and interest income from loans to Entergy subsidiaries. These increases were partially offset by $86 million in charges in 2009 compared to $50 million in charges in 2008 resulting from the recognition of impairments of certain equity securities held in Non-Utility Nuclear's decommissioning trust funds that are not considered temporary.

Parent & Other

Other operation and maintenance expenses decreased for the parent company, Entergy Corporation, primarily due to a decrease in outside services costs of $38 million related to the planned spin-off of the Non-Utility Nuclear business.

Other income decreased primarily due to:

- an increase in the elimination for consolidation purposes of interest income from Entergy subsidiaries; and
- increases in the elimination for consolidation purposes of distributions earned of $25 million by Entergy Louisiana and $9 million by Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company, as discussed above.

Interest charges decreased primarily due to lower interest rates on borrowings under Entergy Corporation's revolving credit facility.

Income Taxes

The effective income tax rate for 2009 was 33.6%. The reduction in the effective income tax rate versus the federal statutory rate of 35% in 2009 is primarily due to:

- a tax benefit of approximately $28 million recognized on a capital loss resulting from the sale of preferred stock of Entergy Asset Management, Inc., a non-nuclear wholesale subsidiary, to a third party;
- the recognition of state loss carryovers in the amount of $24.3 million that had been subject to a valuation allowance;
- the recognition of a federal capital loss carryover of $16.2 million that had been subject to a valuation allowance;

- settlements and agreements with taxing authorities resulting in a release $15.2 million of certain items from the provision for uncertain tax positions;
- an adjustment to state income taxes of $13.8 million for Non-Utility Nuclear to reflect the effect of a change in the methodology of computing Massachusetts state income taxes as required by that state's taxing authority; and
- an additional deferred tax benefit of approximately $8 million associated with writedowns on nuclear decommissioning qualified trust securities.

These reductions were partially offset by increases related to book and tax differences for utility plant items and state income taxes at the Utility operating companies.

The effective income tax rate for 2008 was 32.7%. The reduction in the effective income tax rate versus the federal statutory rate of 35% in 2008 is primarily due to:

- a capital loss recognized for income tax purposes on the liquidation of Entergy Power Generation, LLC in the third quarter 2008, which resulted in an income tax benefit of approximately $79.5 million. Entergy Power Generation, LLC was a holding company in Entergy's non-nuclear wholesale assets business;
- recognition of tax benefits of $44.3 million associated with the loss on sale of stock of Entergy Asset Management, Inc., a non-nuclear wholesale subsidiary, as a result of a settlement with the IRS; and
- an adjustment to state income taxes for Non-Utility Nuclear to reflect the effect of a change in the methodology of computing Massachusetts state income taxes resulting from legislation passed in the third quarter 2008, which resulted in an income tax benefit of approximately $18.8 million.

These factors were partially offset by:

- income taxes recorded by Entergy Power Generation, LLC, prior to its liquidation, resulting from the redemption payments it received in connection with its investment in Entergy Nuclear Power Marketing, LLC during the third quarter 2008, which resulted in an income tax expense of approximately $16.1 million; and
- book and tax differences for utility plant items and state income taxes at the Utility operating companies, including the flow-through treatment of the Entergy Arkansas write-offs discussed above.

See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates, and for additional discussion regarding income taxes.

2008 Compared to 2007

Following are income statement variances for Utility, Non-Utility Nuclear, Parent & Other business segments, and Entergy comparing 2008 to 2007 showing how much the line item increased or (decreased) in comparison to the prior period:

	Utility	Non-Utility Nuclear	Parent & Other	Entergy
	(In Thousands)			
2007 Consolidated Net Income (Loss)	$704,393	$539,200	($83,639)	$1,159,954
Net revenue (operating revenue less fuel expense, purchased power, and other regulatory charges/credits)	(29,234)	495,199	(8,717)	457,248
Other operation and maintenance expenses	10,877	13,289	68,942	93,108
Taxes other than income taxes	1,544	9,137	(2,787)	7,894
Depreciation and amortization	38,898	27,351	899	67,148
Other income	(2,871)	(40,896)	(42,001)	(85,768)
Interest charges	2,834	19,188	(50,153)	(28,131)
Other	23,735	38,558	6	62,299
Income taxes	(10,744)	88,700	10,625	88,581
2008 Consolidated Net Income (Loss)	$605,144	$797,280	($161,889)	$1,240,535

Refer to "**SELECTED FINANCIAL DATA - FIVE-YEAR COMPARISON OF ENTERGY CORPORATION AND SUBSIDIARIES**" which accompanies Entergy Corporation's financial statements in this report for further information with respect to operating statistics.

Earnings were negatively affected in the fourth quarter 2007 by expenses of $52 million ($32 million net-of-tax) recorded in connection with a nuclear operations fleet alignment. This process was undertaken with the goals of eliminating redundancies, capturing economies of scale, and clearly establishing organizational governance. Most of the expenses related to the voluntary severance program offered to employees. Approximately 200 employees from the Non-Utility Nuclear business and 150 employees in the Utility business accepted the voluntary severance program offers.

Net Revenue

Utility

Following is an analysis of the change in net revenue comparing 2008 to 2007.

	Amount
	(In Millions)
2007 net revenue	$4,618
Purchased power capacity	(25)
Volume/weather	(14)
Retail electric price	9
Other	1
2008 net revenue	**$4,589**

The purchased power capacity variance is primarily due to higher capacity charges. A portion of the variance is due to the amortization of deferred capacity costs and is offset in base revenues due to base rate increases implemented to recover incremental deferred and ongoing purchased power capacity charges.

The volume/weather variance is primarily due to the effect of less favorable weather compared to the same period in 2007 and decreased electricity usage primarily during the unbilled sales period. Hurricane Gustav and Hurricane Ike, which hit the Utility's service territories in September 2008, contributed an estimated $46 million to the decrease in electricity usage. Industrial sales were also depressed by the continuing effects of the hurricanes and, especially in the latter part of the year, because of the overall decline of the economy, leading to lower usage in the latter part of the year affecting both the large customer industrial segment as well as small and mid-sized industrial customers. The decreases in electricity usage were partially offset by an increase in residential and commercial customer electricity usage that occurred during the periods of the year not affected by the hurricanes.

The retail electric price variance is primarily due to:

- an increase in the Attala power plant costs recovered through the power management rider by Entergy Mississippi. The net income effect of this recovery is limited to a portion representing an allowed return on equity with the remainder offset by Attala power plant costs in other operation and maintenance expenses, depreciation expenses, and taxes other than income taxes;
- a storm damage rider that became effective in October 2007 at Entergy Mississippi; and
- an Energy Efficiency rider that became effective in November 2007 at Entergy Arkansas.

The establishment of the storm damage rider and the Energy Efficiency rider results in an increase in rider revenue and a corresponding increase in other operation and maintenance expense with no impact on net income. The retail electric price variance was partially offset by:

- the absence of interim storm recoveries through the formula rate plans at Entergy Louisiana and Entergy Gulf States Louisiana which ceased upon the Act 55 financing of storm costs in the third quarter 2008; and
- a credit passed on to customers as a result of the Act 55 storm cost financings.

Refer to "**Liquidity and Capital Resources - Hurricane Katrina and Hurricane Rita**" below and Note 2 to the financial statements for a discussion of the interim recovery of storm costs and the Act 55 storm cost financings.

Non-Utility Nuclear

Following is an analysis of the change in net revenue comparing 2008 to 2007.

	Amount (In Millions)
2007 net revenue	$1,839
Realized price changes	309
Palisades acquisition	98
Volume variance (other than Palisades)	73
Fuel expenses (other than Palisades)	(19)
Other	34
2008 net revenue	**$2,334**

As shown in the table above, net revenue for Non-Utility Nuclear increased by $495 million, or 27%, in 2008 compared to 2007 primarily due to higher pricing in its contracts to sell power, additional production available from the acquisition of Palisades in April 2007, and fewer outage days. In addition to the refueling outages shown in the table below, 2007 was affected by a 28 day unplanned outage. Included in the Palisades net revenue is $76 million and $50 million of amortization of the Palisades purchased power agreement in 2008 and 2007, respectively, which is non-cash revenue and is discussed in Note 15 to the financial statements. Following are key performance measures for 2008 and 2007:

	2008	2007
Net MW in operation at December 31	4,998	4,998
Average realized price per MWh	$59.51	$52.69
GWh billed	41,710	37,570
Capacity factor	95%	89%
Refueling Outage Days:		
FitzPatrick	26	-
Indian Point 2	26	-
Indian Point 3	-	24
Palisades	-	42
Pilgrim	-	33
Vermont Yankee	22	24

Other Income Statement Items

Utility

Other operation and maintenance expenses increased from $1,856 million for 2007 to $1,867 million for 2008. The variance includes:

- the write-off in the fourth quarter 2008 of $52 million of costs previously accumulated in Entergy Arkansas's storm reserve and $16 million of removal costs associated with the termination of a lease, both in connection with the December 2008 Arkansas Court of Appeals decision in Entergy Arkansas's base rate case. The base rate case is discussed in more detail in Note 2 to the financial statements;
- a decrease of $39 million in payroll-related and benefits costs;
- a decrease of $21 million related to expenses recorded in 2007 in connection with the nuclear operations fleet alignment, as discussed above;
- a decrease of approximately $23 million as a result of the deferral or capitalization of storm restoration costs for Hurricane Gustav and Hurricane Ike, which hit the Utility's service territories in September 2008;
- an increase of $18 million in storm damage charges as a result of several storms hitting Entergy Arkansas' service territory in 2008, including Hurricane Gustav and Hurricane Ike in the third quarter 2008. Entergy Arkansas discontinued regulatory storm reserve accounting beginning July 2007 as a result of the APSC order issued in Entergy Arkansas' base rate case. As a result, non-capital storm expenses of $41 million were charged in 2008 to other operation and maintenance expenses. In December 2008, $19 million of these storm expenses were deferred per an APSC order and will be recovered through revenues in 2009. See Note 2 to the financial statements for discussion of the APSC order; and
- an increase of $17 million in fossil plant expenses due to the Ouachita plant acquisition in 2008.

Depreciation and amortization expenses increased primarily due to:

- a revision in the third quarter 2007 related to depreciation on storm cost-related assets. Recoveries of the costs of those assets are now through the Act 55 financing of storm costs, as approved by the LPSC in the third quarter 2007. See "Liquidity and Capital Resources - Hurricane Katrina and Hurricane Rita" below and Note 2 to the financial statements for a discussion of the Act 55 storm cost financing;

- a revision in the fourth quarter 2008 of estimated depreciable lives involving certain intangible assets in accordance with formula rate plan treatment; and
- an increase in plant in service.

Other income decreased primarily due to the cessation of carrying charges on storm restoration costs as a result of the Louisiana Act 55 storm cost financing approved in 2007 and lower interest earned on the decommissioning trust funds. This decrease was substantially offset by dividends earned of $29.5 million by Entergy Louisiana and $10.3 million by Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company. The dividends on preferred stock are eliminated in consolidation and have no effect on net income since the investment is in another Entergy subsidiary.

Non-Utility Nuclear

Other operation and maintenance expenses increased from $760 million in 2007 to $773 million in 2008. This increase was primarily due to deferring costs for amortization from three refueling outages in 2008 compared to four refueling outages in 2007 and to a $34 million increase associated with owning the Palisades plant, which was acquired in April 2007, for the entire period. The increase was partially offset by a decrease of $29 million related to expenses recorded in 2007 in connection with the nuclear operations fleet alignment, as discussed above.

Depreciation and amortization expenses increased from $99 million in 2007 to $126 million in 2008 as a result of the acquisition of Palisades in April 2007, which contributed $12 million to the increase, as well as other increases in plant in service.

Other income decreased primarily due to $50 million in charges to interest income in 2008 resulting from the recognition of impairments of certain equity securities held in Non-Utility Nuclear's decommissioning trust funds that are not considered temporary.

Other expenses increased due to increases of $23 million in nuclear refueling outage expenses and $15 million in decommissioning expenses that primarily resulted from the acquisition of Palisades in April 2007.

Parent & Other

Other operation and maintenance expenses increased for the parent company, Entergy Corporation, primarily due to outside services costs of $69 million related to the planned spin-off of the Non-Utility Nuclear business.

Other income decreased primarily due to the elimination for consolidation purposes of dividends earned of $29.5 million by Entergy Louisiana and $10.3 million by Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company, as discussed above.

Interest charges decreased primarily due to lower interest rates on borrowings under Entergy Corporation's revolving credit facility.

Income Taxes

The effective income tax rate for 2008 was 32.7%. The reduction in the effective income tax rate versus the federal statutory rate of 35% in 2008 is primarily due to:

- a capital loss recognized for income tax purposes on the liquidation of Entergy Power Generation, LLC in the third quarter 2008, which resulted in an income tax benefit of approximately $79.5 million. Entergy Power Generation, LLC was a holding company in Entergy's non-nuclear wholesale assets business;
- recognition of tax benefits of $44.3 million associated with the loss on sale of stock of Entergy Asset Management, Inc., a non-nuclear wholesale subsidiary, as a result of a settlement with the IRS; and
- an adjustment to state income taxes for Non-Utility Nuclear to reflect the effect of a change in the

methodology of computing Massachusetts state income taxes resulting from legislation passed in the third quarter 2008, which resulted in an income tax benefit of approximately $18.8 million.

These factors were partially offset by:

- income taxes recorded by Entergy Power Generation, LLC, prior to its liquidation, resulting from the redemption payments it received in connection with its investment in Entergy Nuclear Power Marketing, LLC during the third quarter 2008, which resulted in an income tax expense of approximately $16.1 million; and
- book and tax differences for utility plant items and state income taxes at the Utility operating companies, including the flow-through treatment of the Entergy Arkansas write-offs discussed above.

The effective income tax rate for 2007 was 30.7%. The reduction in the effective income tax rate versus the federal statutory rate of 35% in 2007 is primarily due to:

- a reduction in income tax expense due to a step-up in the tax basis on the Indian Point 2 non-qualified decommissioning trust fund resulting from restructuring of the trusts, which reduced deferred taxes on the trust fund and reduced current tax expense;
- the resolution of tax audit issues involving the 2002-2003 audit cycle;
- an adjustment to state income taxes for Non-Utility Nuclear to reflect the effect of a change in the methodology of computing New York state income taxes as required by that state's taxing authority;
- book and tax differences related to the allowance for equity funds used during construction; and
- the amortization of investment tax credits.

These factors were partially offset by book and tax differences for utility plant items and state income taxes at the Utility operating companies.

See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates, and for additional discussion regarding income taxes.

Liquidity and Capital Resources

This section discusses Entergy's capital structure, capital spending plans and other uses of capital, sources of capital, and the cash flow activity presented in the cash flow statement.

Capital Structure

Entergy's capitalization is balanced between equity and debt, as shown in the following table. The decrease in the debt to capital percentage from 2008 to 2009 is primarily the result of an increase in shareholders' equity primarily due to an increase in retained earnings, partially offset by repurchases of common stock, along with a decrease in borrowings under Entergy Corporation's revolving credit facility. The increase in the debt to capital percentage from 2007 to 2008 is primarily the result of additional borrowings under Entergy Corporation's revolving credit facility.

	2009	2008	2007
Net debt to net capital at the end of the year	53.5%	55.6%	54.7%
Effect of subtracting cash from debt	3.8%	4.1%	2.9%
Debt to capital at the end of the year	57.3%	59.7%	57.6%

Net debt consists of debt less cash and cash equivalents. Debt consists of notes payable, capital lease obligations, preferred stock with sinking fund, and long-term debt, including the currently maturing portion. Capital consists of debt, shareholders' equity, and preferred stock without sinking fund. Net capital consists of capital less cash and cash equivalents. Entergy uses the net debt to net capital ratio in analyzing its financial condition and believes it provides useful information to its investors and creditors in evaluating Entergy's financial condition.

Long-term debt, including the currently maturing portion, makes up substantially all of Entergy's total debt outstanding. Following are Entergy's long-term debt principal maturities and estimated interest payments as of December 31, 2009. To estimate future interest payments for variable rate debt, Entergy used the rate as of December 31, 2009. The figures below include payments on the Entergy Louisiana and System Energy sale-leaseback transactions, which are included in long-term debt on the balance sheet.

Long-term debt maturities and estimated interest payments	**2010**	**2011**	**2012**	**2013-2014**	**after 2014**
			(In Millions)		
Utility	$863	$796	$596	$1,590	$9,865
Non-Utility Nuclear	36	33	31	41	65
Parent Company and Other Business Segments	328	122	2,587	-	-
Total	$1,227	$951	$3,214	$1,631	$9,930

Note 5 to the financial statements provides more detail concerning long-term debt.

Entergy Corporation has a revolving credit facility that expires in August 2012 and has a borrowing capacity of $3.5 billion. Entergy Corporation also has the ability to issue letters of credit against the total borrowing capacity of the credit facility. The facility fee is currently 0.09% of the commitment amount. Facility fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate for the year ended December 31, 2009 was 1.377% on the drawn portion of the facility.

As of December 31, 2009, amounts outstanding and capacity available under the $3.5 billion credit facility are:

Capacity	**Borrowings**	**Letters of Credit**	**Capacity Available**
	(In Millions)		
$3,500	$2,566	$28	$906

Under covenants contained in Entergy Corporation's credit facility and in the indenture governing Entergy Corporation's senior notes, Entergy is required to maintain a consolidated debt ratio of 65% or less of its total capitalization. The calculation of this debt ratio under Entergy Corporation's credit facility and in the indenture governing the Entergy Corporation senior notes is different than the calculation of the debt to capital ratio above. Entergy is currently in compliance with this covenant. If Entergy fails to meet this ratio, or if Entergy or one of the Utility operating companies (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the Entergy Corporation credit facility's maturity date may occur and there may be an acceleration of amounts due under Entergy Corporation's senior notes.

Capital lease obligations, including nuclear fuel leases, are a minimal part of Entergy's overall capital structure, and are discussed in Note 10 to the financial statements. Following are Entergy's payment obligations under those leases:

	2010	2011	2012	2013-2014	after 2014
			(In Millions)		
Capital lease payments, including nuclear fuel leases	$212	$319	$3	$4	$28

Notes payable includes borrowings outstanding on credit facilities with original maturities of less than one year. Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas each had credit facilities available as of December 31, 2009 as follows:

Company	Expiration Date	Amount of Facility	Interest Rate (a)	Amount Drawn as of Dec. 31, 2009
Entergy Arkansas	April 2010	$88 million (b)	5.00%	-
Entergy Gulf States Louisiana	August 2012	$100 million (c)	0.71%	-
Entergy Louisiana	August 2012	$200 million (d)	0.64%	-
Entergy Mississippi	May 2010	$35 million (e)	1.98%	-
Entergy Mississippi	May 2010	$25 million (e)	1.98%	-
Entergy Mississippi	May 2010	$10 million (e)	1.91%	-
Entergy Texas	August 2012	$100 million (f)	0.71%	-

(a) The interest rate is the weighted average interest rate as of December 31, 2009 applied or that would be applied to the outstanding borrowings under the facility.

(b) The credit facility requires Entergy Arkansas to maintain a debt ratio of 65% or less of its total capitalization and contains an interest rate floor of 5%. Borrowings under the Entergy Arkansas credit facility may be secured by a security interest in its accounts receivable.

(c) The credit facility allows Entergy Gulf States Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2009, no letters of credit were outstanding. The credit facility requires Entergy Gulf States Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, the amount of debt assumed by Entergy Texas ($168 million as of December 31, 2009 and $770 million as of December 31, 2008) is excluded from debt and capitalization in calculating the debt ratio.

(d) The credit facility allows Entergy Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2009, no letters of credit were outstanding. The credit agreement requires Entergy Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(e) Borrowings under the Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable. Entergy Mississippi is required to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(f) The credit facility allows Entergy Texas to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2009, no letters of credit were outstanding. The credit facility requires Entergy Texas to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, securitization bonds are excluded from debt and capitalization in calculating the debt ratio.

Operating Lease Obligations and Guarantees of Unconsolidated Obligations

Entergy has a minimal amount of operating lease obligations and guarantees in support of unconsolidated obligations. Entergy's guarantees in support of unconsolidated obligations are not likely to have a material effect on Entergy's financial condition or results of operations. Following are Entergy's payment obligations as of December 31, 2009 on non-cancelable operating leases with a term over one year:

	2010	2011	2012	2013-2014	after 2014
			(In Millions)		
Operating lease payments	$95	$79	$66	$117	$173

The operating leases are discussed in Note 10 to the financial statements.

Summary of Contractual Obligations of Consolidated Entities

Contractual Obligations	2010	2011-2012	2013-2014	after 2014	Total
			(In Millions)		
Long-term debt (1)	$1,227	$4,165	$1,631	$9,930	$16,953
Capital lease payments (2)	$212	$322	$4	$28	$566
Operating leases (2)	$95	$145	$117	$173	$530
Purchase obligations (3)	$1,649	$2,793	$1,689	$5,692	$11,823

(1) Includes estimated interest payments. Long-term debt is discussed in Note 5 to the financial statements.
(2) Capital lease payments include nuclear fuel leases. Lease obligations are discussed in Note 10 to the financial statements.
(3) Purchase obligations represent the minimum purchase obligation or cancellation charge for contractual obligations to purchase goods or services. Almost all of the total are fuel and purchased power obligations.

In addition to the contractual obligations, Entergy expects to make payments of approximately $61 million for the years 2010-2012 primarily related to Hurricane Katrina restoration work, including approximately $55 million of continued gas rebuild work at Entergy New Orleans. Also, Entergy currently expects to contribute approximately $270 million to its pension plans and approximately $76.4 million to other postretirement plans in 2010; although the required pension contributions will not be known with more certainty until the January 1, 2010 valuations are completed by April 1, 2010. Also, guidance pursuant to the Pension Protection Act of 2006 rules, effective for the 2008 plan year and beyond, continues to evolve, be interpreted through technical corrections bills, and discussed within the industry and congressional lawmakers. Any changes to the Pension Protection Act as a result of these discussions and efforts may affect the level of Entergy's pension contributions in the future.

Also in addition to the contractual obligations, Entergy has $328 million of unrecognized tax benefits and interest net of unused tax attributes for which the timing of payments beyond 12 months cannot be reasonably estimated due to uncertainties in the timing of effective settlement of tax positions. See Note 3 to the financial statements for additional information regarding unrecognized tax benefits.

Capital Funds Agreement

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf;

- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

Capital Expenditure Plans and Other Uses of Capital

Following are the amounts of Entergy's planned construction and other capital investments by operating segment for 2010 through 2012:

Planned construction and capital investments	2010	2011	2012
		(In Millions)	
Maintenance Capital:			
Utility	$776	$783	$822
Non-Utility Nuclear	92	140	123
Parent and Other	9	7	8
	877	930	953
Capital Commitments:			
Utility	991	1,578	926
Non-Utility Nuclear	349	220	219
	1,340	1,798	1,145
Total	$2,217	$2,728	$2,098

Maintenance Capital refers to amounts Entergy plans to spend on routine capital projects that are necessary to support reliability of its service, equipment, or systems and to support normal customer growth.

Capital Commitments refers to non-routine capital investments for which Entergy is either contractually obligated, has Board approval, or otherwise expects to make to satisfy regulatory or legal requirements. Amounts reflected in this category include the following:

- The currently planned construction or purchase of additional generation supply sources within the Utility's service territory through the Utility's portfolio transformation strategy, including Entergy Louisiana's planned purchase of Acadia Unit 2, which is discussed below.
- Entergy Louisiana's Waterford 3 steam generators replacement project, which is discussed below.
- System Energy's planned approximate 178 MW uprate of the Grand Gulf nuclear plant. The project is currently expected to cost $575 million, including transmission upgrades. On November 30, 2009, the MPSC issued a Certificate of Public Convenience and Necessity for implementation of the uprate.
- Transmission improvements and upgrades designed to provide greater transmission flexibility in the Entergy System.
- Initial development costs for potential new nuclear development at the Grand Gulf and River Bend sites, including licensing and design activities. This project is in the early stages, and several issues remain to be addressed over time before significant additional capital would be committed to this project. In addition, Entergy temporarily suspended reviews of the two license applications for the sites and will explore alternative nuclear technologies for this project.
- Spending to comply with current and anticipated North American Electric Reliability Corporation transmission planning requirements and NRC security requirements.
- Non-Utility Nuclear investments including dry cask spent fuel storage, nuclear license renewal efforts, component replacement across the fleet, NYPA value sharing, spending in response to the Indian Point Independent Safety Evaluation and spending to comply with revised NRC security requirements.
- Environmental compliance spending, including approximately $420 million for the 2010-2012 period for installation of scrubbers and low NOx burners at Entergy Arkansas' White Bluff coal plant, which under

current environmental regulations must be operational by September 2013. Entergy Arkansas has requested a variance from that date, however, because the EPA has recently expressed concerns about Arkansas' Regional Haze State Implementation Plan and questioned the appropriateness of issuing an air permit prior to its approval of that plan. The White Bluff project is currently suspended, but the latest conceptual cost estimate indicates Entergy Arkansas' share of the project could cost approximately $465 million. Entergy continues to review potential environmental spending needs and financing alternatives for any such spending, and future spending estimates could change based on the results of this continuing analysis.

The Utility's generating capacity remains short of customer demand, and its supply plan initiative will continue to seek to transform its generation portfolio with new or repowered generation resources. Opportunities resulting from the supply plan initiative, including new projects or the exploration of alternative financing sources, could result in increases or decreases in the capital expenditure estimates given above. Estimated capital expenditures are also subject to periodic review and modification and may vary based on the ongoing effects of business restructuring, regulatory constraints and requirements, environmental regulations, business opportunities, market volatility, economic trends, and the ability to access capital.

Acadia Unit 2 Purchase Agreement

In October 2009, Entergy Louisiana announced that it has signed an agreement to acquire Unit 2 of the Acadia Energy Center, a 580 MW generating unit located near Eunice, La., from Acadia Power Partners, LLC, an independent power producer. The Acadia Energy Center, which entered commercial service in 2002, consists of two combined-cycle gas-fired generating units, each nominally rated at 580 MW. Entergy Louisiana proposes to acquire 100 percent of Acadia Unit 2 and a 50 percent ownership interest in the facility's common assets for approximately $300 million. In a separate transaction entered into earlier this year, Cleco Power is acquiring Acadia Unit 1 and the other 50 percent interest in the facility's common assets. Upon closing the transaction, Cleco Power will serve as operator for the entire facility. Entergy Louisiana has committed to sell one third of the output of Unit 2 to Entergy Gulf States Louisiana in accordance with terms and conditions detailed under the existing Entergy System Agreement.

Entergy Louisiana's purchase is contingent upon, among other things, obtaining necessary approvals, including full cost recovery, from various federal and state regulatory and permitting agencies. Closing is expected to occur in late 2010 or early 2011. Entergy Louisiana and Acadia Power Partners also have entered into a purchase power agreement for 100 percent of the output of Acadia Unit 2 that is expected to commence on May 1, 2010 and is set to expire at the closing of the acquisition transaction. Entergy Louisiana has filed with the LPSC for approval of the transaction, and no party filed an opposition to the purchase power agreement and it has been forwarded to the LPSC for its review. The parties have agreed to a procedural schedule for the acquisition that would lead to LPSC consideration of the matter at its January 2011 meeting and includes a hearing before the ALJ in September 2010.

Waterford 3 Steam Generator Replacement Project

Entergy Louisiana plans to replace the Waterford 3 steam generators, along with the reactor vessel closure head and control element drive mechanisms, in 2011. Replacement of these components is common to pressurized water reactors throughout the nuclear industry. The nuclear industry continues to address susceptibility to stress corrosion cracking of certain materials associated with these components within the reactor coolant system. The issue is applicable to Waterford 3 and is managed in accordance with standard industry practices and guidelines. Routine inspections of the steam generators during Waterford 3's Fall 2006 refueling outage identified additional degradation of certain tube spacer supports in the steam generators that required repair beyond that anticipated prior to the outage. Corrective measures were successfully implemented to permit continued operation of the steam generators. While potential future replacement of these components had been contemplated, additional steam generator tube and component degradation necessitates replacement of the steam generators as soon as reasonably achievable. The earliest the new steam generators can be manufactured and delivered for installation is 2011. A mid-cycle outage performed in 2007 supports Entergy Louisiana's 2011 replacement strategy. The reactor vessel head and control element drive mechanisms will be replaced at the same time, utilizing the same reactor building construction opening that is necessary for the steam generator replacement.

In June 2008, Entergy Louisiana filed with the LPSC for approval of the project, including full cost recovery. Following discovery and the filing of testimony by the LPSC staff and an intervenor, the parties entered into a stipulated settlement of the proceeding. The LPSC unanimously approved the settlement in November 2008. The settlement resolved the following issues: 1) the accelerated degradation of the steam generators is not the result of any imprudence on the part of Entergy Louisiana; 2) the decision to undertake the replacement project at the current estimated cost of $511 million is in the public interest, is prudent, and would serve the public convenience and necessity; 3) the scope of the replacement project is in the public interest; 4) undertaking the replacement project at the target installation date during the 2011 refueling outage is in the public interest; and 5) the jurisdictional costs determined to be prudent in a future prudence review are eligible for cost recovery, either in an extension or renewal of the formula rate plan or in a full base rate case including necessary pro forma adjustments. Upon completion of the replacement project, the LPSC will undertake a prudence review with regard to the following aspects of the replacement project: 1) project management; 2) cost controls; 3) success in achieving stated objectives; 4) the costs of the replacement project; and 5) the outage length and replacement power costs.

In July 2009, the LPSC granted Entergy Louisiana's motion to dismiss, without prejudice, its application seeking recovery of cash earnings on construction work in progress (CWIP) for the steam generator replacement project, acknowledging Entergy Louisiana's right, at any time, to seek cash earnings on CWIP if Entergy Louisiana believes that circumstances or projected circumstances are such that a request for cash earnings on CWIP is merited. The cash earnings on CWIP application had been consolidated with a similar request for the Little Gypsy repowering project, which was also dismissed in response to the same motion.

Entergy Louisiana estimates that it will spend approximately $511 million on this project, including $299 million over the 2010-2011 period.

Little Gypsy Repowering Project

In April 2007, Entergy Louisiana announced that it intended to pursue the solid fuel repowering of a 538 MW unit at its Little Gypsy plant, and Entergy Gulf States Louisiana filed subsequently with the LPSC seeking certification to participate in one-third of the project. Petroleum coke and coal would be the unit's primary fuel sources. In July 2007, Entergy Louisiana filed with the LPSC for approval of the repowering project. In addition to seeking a finding that the project is in the public interest, the filing with the LPSC asked that Entergy Louisiana be allowed to recover a portion of the project's financing costs during the construction period.

On March 11, 2009, the LPSC voted in favor of a motion directing Entergy Louisiana to temporarily suspend the repowering project and, based upon an analysis of the project's economic viability, to make a recommendation regarding whether to proceed with the project. This action was based upon a number of factors including the recent decline in natural gas prices, as well as environmental concerns, the unknown costs of carbon legislation and changes in the capital/financial markets. On April 1, 2009, Entergy Louisiana complied with the LPSC's directive and recommended that the project be suspended for an extended period of time of three years or more. Entergy Louisiana estimated that its total costs for the project, if suspended, including actual spending to date and estimated contract cancellation costs, would be approximately $300 million. Entergy Louisiana had obtained all major environmental permits required to begin construction. A longer-term suspension places these permits at risk and may adversely affect the project's economics and technological feasibility. On May 22, 2009, the LPSC issued an order declaring that Entergy Louisiana's decision to place the Little Gypsy project into a longer-term suspension of three years or more is in the public interest and prudent. In October 2009, Entergy Louisiana made a filing with the LPSC seeking permission to cancel the project and seeking recovery over a five-year period of the project costs. The parties to the proceeding agreed to a procedural schedule that results in a hearing in October 2010. Entergy Louisiana currently estimates that its total costs for the project, if canceled, will be approximately $215 million, of which approximately $193 million was incurred through December 31, 2009.

Dividends and Stock Repurchases

Declarations of dividends on Entergy's common stock are made at the discretion of the Board. Among other things, the Board evaluates the level of Entergy's common stock dividends based upon Entergy's earnings, financial strength, and future investment opportunities. At its January 2010 meeting, the Board declared a dividend of $0.75 per share, which is the same quarterly dividend per share that Entergy has paid since third quarter 2007. Entergy paid $577 million in 2009, $573 million in 2008, and $507 million in 2007 in cash dividends on its common stock.

In accordance with Entergy's stock-based compensation plan, Entergy periodically grants stock options to its key employees, which may be exercised to obtain shares of Entergy's common stock. According to the plan, these shares can be newly issued shares, treasury stock, or shares purchased on the open market. Entergy's management has been authorized by the Board to repurchase on the open market shares up to an amount sufficient to fund the exercise of grants under the plan.

In addition to the authority to fund grant exercises, in January 2007 the Board approved a program under which Entergy is authorized to repurchase up to $1.5 billion of its common stock. In January 2008, the Board authorized an incremental $500 million share repurchase program to enable Entergy to consider opportunistic purchases in response to equity market conditions. Entergy completed both the $1.5 billion and $500 million programs in the third quarter 2009. In October 2009 the Board granted authority for an additional $750 million share repurchase program.

The amount of repurchases may vary as a result of material changes in business results or capital spending or new investment opportunities, or if limitations in the credit markets continue for a prolonged period.

Sources of Capital

Entergy's sources to meet its capital requirements and to fund potential investments include:

- internally generated funds;
- cash on hand ($1.71 billion as of December 31, 2009);
- securities issuances;
- bank financing under new or existing facilities; and
- sales of assets.

Circumstances such as weather patterns, fuel and purchased power price fluctuations, and unanticipated expenses, including unscheduled plant outages and storms, could affect the timing and level of internally generated funds in the future.

Provisions within the Articles of Incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries restrict the payment of cash dividends or other distributions on their common and preferred stock. As of December 31, 2009, Entergy Arkansas and Entergy Mississippi had restricted retained earnings unavailable for distribution to Entergy Corporation of $461.6 million and $236 million, respectively. All debt and common and preferred equity issuances by the Registrant Subsidiaries require prior regulatory approval and their preferred equity and debt issuances are also subject to issuance tests set forth in corporate charters, bond indentures, and other agreements. Entergy believes that the Registrant Subsidiaries have sufficient capacity under these tests to meet foreseeable capital needs.

The FERC has jurisdiction over securities issuances by the Utility operating companies and System Energy (except securities with maturities longer than one year issued by Entergy Arkansas and Entergy New Orleans, which are subject to the jurisdiction of the APSC and the City Council, respectively). No approvals are necessary for Entergy Corporation to issue securities. The current FERC-authorized short-term borrowing limits are effective through October 2011, as established by a FERC order issued October 14, 2009. Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy Texas, and System Energy have obtained long-term financing authorization from the FERC, and Entergy Arkansas has obtained long-term financing authorization from the APSC. The long-term securities issuances of Entergy New Orleans are limited to amounts authorized by the City Council, and the current authorization extends through August 2010. In addition to borrowings from commercial banks, the FERC short-term borrowing orders authorized the Registrant Subsidiaries to continue as participants in the Entergy System money pool. The money pool is an intercompany borrowing arrangement designed to reduce Entergy's subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external short-term borrowings combined may not exceed authorized limits. As of December 31, 2009, Entergy's subsidiaries had no outstanding short-term borrowings from external sources. See Notes 4 and 5 to the financial statements for further discussion of Entergy's borrowing limits and authorizations.

Hurricane Gustav and Hurricane Ike

In September 2008, Hurricane Gustav and Hurricane Ike caused catastrophic damage to portions of Entergy's service territories in Louisiana and Texas, and to a lesser extent in Arkansas and Mississippi. The storms resulted in widespread power outages, significant damage to distribution, transmission, and generation infrastructure, and the loss of sales during the power outages. In October 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and Entergy New Orleans drew a total of $229 million from their funded storm reserves.

Entergy Gulf States Louisiana and Entergy Louisiana filed their Hurricane Gustav and Hurricane Ike storm cost recovery case with the LPSC in May 2009. In September 2009, Entergy Gulf States Louisiana and Entergy Louisiana made a supplemental filing to, among other things, recommend recovery of the costs and replenishment of the storm reserves by Louisiana Act 55 (passed in 2007) financing. Entergy Gulf States Louisiana and Entergy Louisiana recovered their costs from Hurricane Katrina and Hurricane Rita primarily by Act 55 financing, as discussed below. On December 30, 2009, Entergy Gulf States Louisiana and Entergy Louisiana entered into a stipulation agreement with the LPSC Staff that, if approved, provides for total recoverable costs of approximately $234 million for Entergy Gulf States Louisiana and $394 million for Entergy Louisiana. Under this stipulation, Entergy Gulf States Louisiana agrees not to recover $4.4 million and Entergy Louisiana agrees not to recover $7.2 million of their storm restoration spending. The stipulation also permits replenishing Entergy Gulf States Louisiana's storm reserve in the amount of $90 million and Entergy Louisiana's storm reserve in the amount of $200 million when Act 55 financing is accomplished. The parties to the proceeding have agreed to a procedural schedule that includes March/April 2010 hearing dates for both the recoverability and the method of recovery proceedings.

Entergy Texas filed an application in April 2009 seeking a determination that $577.5 million of Hurricane Ike and Hurricane Gustav restoration costs are recoverable, including estimated costs for work to be completed. On August 5, 2009, Entergy Texas submitted to the ALJ an unopposed settlement agreement intended to resolve all issues in the storm cost recovery case. Under the terms of the agreement $566.4 million, plus carrying costs, are eligible for recovery. Insurance proceeds will be credited as an offset to the securitized amount. Of the $11.1 million difference between Entergy Texas' request and the amount agreed to, which is part of the black box agreement and not directly attributable to any specific individual issues raised, $6.8 million is operation and maintenance expense for which Entergy Texas recorded a charge in the second quarter 2009. The remaining $4.3 million was recorded as utility plant. The PUCT approved the settlement in August 2009, and in September 2009 the PUCT approved recovery of the costs, plus carrying costs, by securitization. In November 2009, Entergy Texas Restoration Funding, LLC (Entergy Texas Restoration Funding), a company wholly-owned and consolidated by Entergy Texas, issued $545.9 million of senior secured transition bonds (securitization bonds). See Note 5 to the financial statements for a discussion of the November 2009 issuance of the securitization bonds.

In the third quarter 2009, Entergy settled with its insurer on its Hurricane Ike claim and Entergy Texas received $75.5 million in proceeds (Entergy received a total of $76.5 million).

Entergy Arkansas January 2009 Ice Storm

In January 2009 a severe ice storm caused significant damage to Entergy Arkansas' transmission and distribution lines, equipment, poles, and other facilities. On January 30, 2009, the APSC issued an order inviting and encouraging electric public utilities to file specific proposals for the recovery of extraordinary storm restoration expenses associated with the ice storm. On February 16, 2009, Entergy Arkansas filed a request with the APSC for an accounting order authorizing deferral of the operating and maintenance cost portion of Entergy Arkansas' ice storm restoration costs pending their recovery. The APSC issued such an order in March 2009 subject to certain conditions, including that if Entergy Arkansas seeks to recover the deferred costs, those costs will be subject to investigation for whether they are incremental, prudent, and reasonable. A law was enacted in April 2009 in Arkansas that authorizes securitization of storm damage restoration costs. On February 1, 2010, Entergy Arkansas requested a financing order to issue approximately $127.5 million in storm recovery bonds, which included carrying costs of $11.7 million and $4.6 million of up-front financing costs to pay for ice storm restoration because Entergy Arkansas' analysis demonstrates retail customers will benefit from lower costs using securitization. The APSC has established a procedural schedule that includes a hearing in April 2010 and states that the APSC will issue its final order by June 15, 2010. Entergy Arkansas' September 2009 general rate filing also requested recovery of the January 2009 ice storm costs over 10 years if it was expected that securitization would not produce lower costs for customers, and Entergy Arkansas will remove this request if the APSC approves securitization.

Hurricane Katrina and Hurricane Rita

In August and September 2005, Hurricanes Katrina and Rita caused catastrophic damage to large portions of the Utility's service territories in Louisiana, Mississippi, and Texas, including the effect of extensive flooding that resulted from levee breaks in and around the greater New Orleans area. The storms and flooding resulted in widespread power outages, significant damage to electric distribution, transmission, and generation and gas infrastructure, and the loss of sales and customers due to mandatory evacuations and the destruction of homes and businesses. Entergy pursued a broad range of initiatives to recover storm restoration and business continuity costs, including obtaining reimbursement of certain costs covered by insurance and pursuing recovery through existing or new rate mechanisms regulated by the FERC and local regulatory bodies, including the issuance of securitization bonds.

Insurance Claims

Entergy has received a total of $317 million as of December 31, 2009 on its Hurricane Katrina and Hurricane Rita insurance claims, including the settlements of its Hurricane Katrina claims with each of its two excess insurers. Entergy has substantially completed its insurance recoveries related to Hurricane Katrina and Hurricane Rita.

Storm Cost Financings

Louisiana

In March 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed at the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana and Entergy Louisiana storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Legislature (Act 55 financings). The Act 55 financings are expected to produce additional customer benefits as compared to Act 64 traditional securitization. Entergy Gulf States Louisiana and Entergy Louisiana also filed an application requesting LPSC approval for ancillary issues including the mechanism to flow charges and savings to customers via a Storm Cost Offset rider. On April 3, 2008, the Louisiana State Bond Commission granted preliminary approval for the Act 55 financings. On April 8, 2008, the Louisiana Public Facilities Authority (LPFA), which is the issuer of the bonds pursuant to the Act 55 financings, approved requests for the Act 55 financings. On April 10, 2008, Entergy Gulf States Louisiana and Entergy Louisiana and the LPSC Staff filed with the LPSC an uncontested stipulated settlement that includes Entergy Gulf States Louisiana and Entergy Louisiana's proposals under the Act 55 financings, which includes a commitment to pass on to customers a minimum of $10 million and $30 million of customer benefits, respectively, through prospective annual rate reductions of $2 million and $6 million for five years. On April 16, 2008, the LPSC approved the settlement and issued two financing orders and one ratemaking order intended to facilitate implementation of the Act 55 financings. In May 2008, the Louisiana State Bond Commission granted final approval of the Act 55 financings.

On July 29, 2008, the LPFA issued $687.7 million in bonds under the aforementioned Act 55. From the $679 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $152 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $527 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana invested $545 million, including $17.8 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 5,449,861.85 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

On August 26, 2008, the LPFA issued $278.4 million in bonds under the aforementioned Act 55. From the $274.7 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $87 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $187.7 million directly to Entergy Gulf States Louisiana. From the bond proceeds received by Entergy Gulf States Louisiana from the LURC, Entergy Gulf States Louisiana invested $189.4 million, including $1.7 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 1,893,918.39 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

Texas

In July 2006, Entergy Texas filed an application with the PUCT with respect to its Hurricane Rita reconstruction costs incurred through March 2006. The filing asked the PUCT to determine the amount of reasonable and necessary hurricane reconstruction costs eligible for securitization and recovery, approve the recovery of carrying costs, and approve the manner in which Entergy Texas allocates those costs among its retail customer classes. In December 2006, the PUCT approved $381 million of reasonable and necessary hurricane reconstruction costs incurred through March 31, 2006, plus carrying costs, as eligible for recovery. After netting expected insurance proceeds, the amount is $353 million.

In April 2007, the PUCT issued its financing order authorizing the issuance of securitization bonds to recover the $353 million of hurricane reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. See Note 5 to the financial statements for a discussion of the June 2007 issuance of the securitization bonds.

Community Development Block Grants

In December 2005, the U.S. Congress passed the Katrina Relief Bill, a hurricane aid package that includes $11.5 billion in Community Development Block Grants (CDBG) (for the states affected by Hurricanes Katrina, Rita, and Wilma) that allows state and local leaders to fund individual recovery priorities. The bill includes language that permits funding to be provided for infrastructure restoration.

New Orleans

In March 2006, Entergy New Orleans provided a justification statement to state and local officials in connection with its pursuit of CDBG funds to mitigate Hurricane Katrina restoration costs that otherwise would be borne by customers. The statement included all the estimated costs of Hurricane Katrina damage, as well as a lost customer base component intended to help offset the need for storm-related rate increases. In October 2006, the Louisiana Recovery Authority Board endorsed a resolution proposing to allocate $200 million in CDBG funds to Entergy New Orleans to defray gas and electric utility system repair costs in an effort to provide rate relief for Entergy New Orleans customers. The proposal was developed as an action plan amendment and published for public comment. State lawmakers approved the action plan in December 2006, and the U. S. Department of Housing and Urban Development approved it in February 2007. Entergy New Orleans filed applications seeking City Council certification of its storm-related costs incurred through December 2006. Entergy New Orleans supplemented this request to include the estimated future cost of the gas system rebuild.

In March 2007, the City Council certified that Entergy New Orleans incurred $205 million in storm-related costs through December 2006 that are eligible for CDBG funding under the state action plan, and certified Entergy New Orleans' estimated costs of $465 million for its gas system rebuild. In April 2007, Entergy New Orleans executed an agreement with the Louisiana Office of Community Development (OCD) under which $200 million of CDBG funds will be made available to Entergy New Orleans. Entergy New Orleans submitted the agreement to the bankruptcy court, which approved it on April 25, 2007. Entergy New Orleans received $180.8 million of CDBG funds in 2007.

Mississippi

In March 2006, the Governor of Mississippi signed a law that established a mechanism by which the MPSC could authorize and certify an electric utility financing order and the state could issue bonds to finance the costs of repairing damage caused by Hurricane Katrina to the systems of investor-owned electric utilities. Because of the passage of this law and the possibility of Entergy Mississippi obtaining CDBG funds for Hurricane Katrina storm restoration costs, in March 2006, the MPSC issued an order approving a Joint Stipulation between Entergy Mississippi and the Mississippi Public Utilities Staff that provided for a review of Entergy Mississippi's total storm restoration costs in an Application for an Accounting Order proceeding. In June 2006, the MPSC issued an order certifying Entergy Mississippi's Hurricane Katrina restoration costs incurred through March 31, 2006 of $89 million, net of estimated insurance proceeds. Two days later, Entergy Mississippi filed a request with the Mississippi Development Authority for $89 million of CDBG funding for reimbursement of its Hurricane Katrina infrastructure restoration costs. Entergy Mississippi also filed a Petition for Financing Order with the MPSC for authorization of state bond financing of $169 million for Hurricane Katrina restoration costs and future storm costs. The $169 million amount included the $89 million of Hurricane Katrina restoration costs plus $80 million to build Entergy Mississippi's storm damage reserve for the future. Entergy Mississippi's filing stated that the amount actually financed through the state bonds would be net of any CDBG funds that Entergy Mississippi received.

In October 2006, the Mississippi Development Authority approved for payment and Entergy Mississippi received $81 million in CDBG funding for Hurricane Katrina costs. The MPSC then issued a financing order authorizing the issuance of state bonds to finance $8 million of Entergy Mississippi's certified Hurricane Katrina restoration costs and $40 million for an increase in Entergy Mississippi's storm damage reserve. $30 million of the storm damage reserve was set aside in a restricted account. A Mississippi state entity issued the bonds in May 2007, and Entergy Mississippi received proceeds of $48 million. Entergy Mississippi does not report the bonds on its balance sheet because the bonds are the obligation of the state entity, and there is no recourse against Entergy Mississippi in the event of a bond default.

Cash Flow Activity

As shown in Entergy's Statements of Cash Flows, cash flows for the years ended December 31, 2009, 2008, and 2007 were as follows:

	2009	2008	2007
		(In Millions)	
Cash and cash equivalents at beginning of period	$1,920	$1,253	$1,016
Effect of reconsolidating Entergy New Orleans in 2007	-	-	17
Cash flow provided by (used in):			
Operating activities	2,933	3,324	2,560
Investing activities	(2,094)	(2,590)	(2,118)
Financing activities	(1,048)	(70)	(222)
Effect of exchange rates on cash and cash equivalents	(1)	3	-
Net increase (decrease) in cash and cash equivalents	(210)	667	220
Cash and cash equivalents at end of period	$1,710	$1,920	$1,253

Operating Cash Flow Activity

2009 Compared to 2008

Entergy's cash flow provided by operating activities decreased by $391 million in 2009 compared to 2008 primarily due to the receipt in 2008 of $954 million from the Louisiana Utilities Restoration Corporation as a result of the Louisiana Act 55 storm cost financings, Arkansas ice storm restoration spending, and increases in nuclear refueling outage spending and spin-off costs at Non-Utility Nuclear. These factors were partially offset by a decrease of $94 million in income tax payments, a decrease of $155 million in pension contributions at Utility and Non-Utility Nuclear, increased collection of fuel costs, and higher spending in 2008 on Hurricane Gustav and Hurricane Ike storm restoration.

2008 Compared to 2007

Entergy's cash flow provided by operating activities increased by $765 million in 2008 compared to 2007. Following are cash flows from operating activities by segment:

- Utility provided $2,379 million in cash from operating activities in 2008 compared to providing $1,809 million in 2007 primarily due to proceeds of $954 million received from the Louisiana Utilities Restoration Corporation as a result of the Louisiana Act 55 storm cost financings. The Act 55 storm cost financings are discussed in more detail in Note 2 to the financial statements. A decrease in income tax payments of $290 million also contributed to the increase. Offsetting these factors were the net effect of Hurricane Gustav and Hurricane Ike which reduced operating cash flow by $444 million in 2008 as a result of costs associated with system repairs and lower revenues due to customer outages, the receipt of $181 million of Community Development Block Grant funds by Entergy New Orleans in 2007, and a $100 million increase in pension contributions in 2008.
- Non-Utility Nuclear provided $1,255 million in cash from operating activities in 2008 compared to providing $880 million in 2007, primarily due to an increase in net revenue, partially offset by an increase in operation and maintenance costs, both of which are discussed in "Results of Operations."
- Parent & Other used $310 million in cash in operating activities in 2008 compared to using $129 million in 2007 primarily due to an increase in income taxes paid of $69 million and outside services costs of $69 million related to the planned spin-off of the Non-Utility Nuclear business.

Investing Activities

2009 Compared to 2008

Net cash used in investing activities decreased by $496 million in 2009 compared to 2008. The following significant investing cash flow activity occurred in 2009 and 2008:

- Construction expenditures were $281 million lower in 2009 than in 2008 primarily due to Hurricane Gustav and Hurricane Ike restoration spending in 2008.
- In March 2008, Entergy Gulf States Louisiana purchased the Calcasieu Generating Facility, a 322 MW simple-cycle, gas-fired power plant located near the city of Sulphur in southwestern Louisiana, for approximately $56 million.
- In September 2008, Entergy Arkansas purchased the Ouachita Plant, a 789 MW gas-fired plant located 20 miles south of the Arkansas state line near Sterlington, Louisiana, for approximately $210 million (In November 2009, Entergy Arkansas sold one-third of the plant to Entergy Gulf States Louisiana).
- Receipt in 2009 of insurance proceeds from Entergy Texas' Hurricane Ike claim and in 2008 of insurance proceeds from Entergy New Orleans' Hurricane Katrina claim.
- The investment of a net total of $45 million in escrow accounts for construction projects in 2008 and the withdrawal of $36 million of those funds from escrow accounts in 2009.

2008 Compared to 2007

Net cash used in investing activities increased by $472 million in 2008 compared to 2007. The following activity is notable in comparing 2008 to 2007:

- Construction expenditures were $634 million higher in 2008 than in 2007, primarily due to storm restoration spending caused by Hurricane Gustav and Hurricane Ike and increased spending on various projects by the Utility that are discussed further in "Capital Expenditure Plans and Other Uses of Capital" above.
- In April 2007, Non-Utility Nuclear purchased the 798 MW Palisades nuclear power plant located near South Haven, Michigan for a net cash payment of $336 million.
- In March 2008, Entergy Gulf States Louisiana purchased the Calcasieu Generating Facility, a 322 MW simple-cycle, gas-fired power plant located near the city of Sulphur in southwestern Louisiana, for approximately $56 million.
- In September 2008, Entergy Arkansas purchased the Ouachita Plant, a 789 MW gas-fired plant located 20 miles south of the Arkansas state line near Sterlington, Louisiana, for approximately $210 million.
- Non-Utility Nuclear made a $72 million payment to NYPA in 2008 under the value sharing agreements associated with the acquisition of the FitzPatrick and Indian Point 3 power plants. See Note 15 to the financial statements for additional discussion of the value sharing agreements.
- The investment of a net total of $45 million in escrow accounts for construction projects in 2008.
- Entergy Mississippi realized proceeds in 2007 from $100 million of investments held in trust that were received from a bond issuance in 2006 and used to redeem bonds in 2007.

Financing Activities

2009 Compared to 2008

Net cash used in financing activities increased $978 million in 2009 compared to 2008. The following significant financing cash flow activity occurred in 2009 and 2008:

- Entergy Corporation decreased the net borrowings under its credit facility by $671 million in 2009 compared to increasing the net borrowings under its credit facility by $986 million in 2008. See Note 4 to the financial statements for a description of the Entergy Corporation credit facility.
- Entergy Texas issued $500 million of 7.125% Series mortgage bonds in January 2009 and used a portion of the proceeds to repay $70.8 million in long-term debt prior to maturity.
- Entergy Texas issued $150 million of 7.875% Series mortgage bonds in May 2009.
- Entergy Mississippi issued $150 million of 6.64% Series first mortgage bonds in June 2009.
- Entergy Gulf States Louisiana issued $300 million of 5.59% Series first mortgage bonds in October 2009.
- Entergy Louisiana issued $400 million of 5.40% Series first mortgage bonds in November 2009.
- A subsidiary of Entergy Texas issued $545.9 million of securitization bonds in November 2009. See Note 5 to the financial statements for additional information regarding the securitization bonds.
- Entergy Gulf States Louisiana paid, at or prior to maturity, $721.2 million in 2009 and $675.8 million in 2008 of long term debt, including $602.2 million in 2009 and $309.1 million in 2008 paid by Entergy Texas under the debt assumption agreement;
- Entergy Arkansas issued $300 million of 5.4% Series first mortgage bonds in July 2008.
- Entergy Louisiana issued $300 million of 6.5% Series first mortgage bonds in August 2008.
- Entergy Louisiana repurchased, prior to maturity, $60 million of Auction Rate governmental bonds in April 2008.
- Entergy New Orleans paid, at maturity, its $30 million 3.875% Series first mortgage bonds in August 2008.
- The Utility operating companies decreased the borrowings outstanding on their long-term credit facilities by $100 million in 2009 and increased the borrowings outstanding on their long-term credit facilities by $100 million in 2008.
- Entergy Corporation paid $267 million of notes payable in 2009 and $237 million of notes payable in 2008 at their maturities.
- Entergy Corporation repurchased $613 million of its common stock in 2009 and repurchased $512 million of its common stock in 2008.

2008 Compared to 2007

Net cash used in financing activities decreased $151 million in 2008 compared to 2007. The following activity is notable in comparing 2008 to 2007:

- Entergy Corporation increased the net borrowings under its revolving credit facility by $986 million in 2008 and by $1,431 million in 2007. See Note 4 to the financial statements for a description of the Entergy Corporation credit facility.
- Entergy Arkansas issued $300 million of 5.40% Series first mortgage bonds in July 2008.
- Entergy Louisiana issued $300 million of 6.50% Series first mortgage bonds in August 2008.
- Entergy Louisiana repurchased, prior to maturity, $60 million of Auction Rate governmental bonds in April 2008.
- Entergy New Orleans paid, at maturity, its $30 million 3.875% Series first mortgage bonds in August 2008.
- Under the terms of the debt assumption agreement between Entergy Texas and Entergy Gulf States Louisiana that is discussed in Note 5 to the financial statements, Entergy Texas paid at maturity $309.1 million of Entergy Gulf States Louisiana first mortgage bonds in 2008.
- The Utility operating companies increased the borrowings outstanding on their long-term credit facilities by

$100 million in 2008.

- A subsidiary of Entergy Texas issued $329.5 million of securitization bonds in June 2007. See Note 5 to the financial statements for additional information regarding the securitization bonds.
- Entergy Corporation paid $237 million of notes payable at their maturities in 2008.
- Entergy Mississippi redeemed $100 million of First Mortgage Bonds in 2007.
- Entergy Corporation repurchased $512 million of its common stock in 2008 and $1,216 million of its common stock in 2007.
- Entergy Corporation increased the dividend on its common stock in the third quarter 2007. The quarterly dividend was $0.54 per share for the first two quarters of 2007 and $0.75 per share for each quarter since then.

Rate, Cost-recovery, and Other Regulation

State and Local Rate Regulation and Fuel-Cost Recovery

The rates that the Utility operating companies and System Energy charge for their services significantly influence Entergy's financial position, results of operations, and liquidity. These companies are regulated and the rates charged to their customers are determined in regulatory proceedings. Governmental agencies, including the APSC, the City Council, the LPSC, the MPSC, the PUCT, and the FERC, are primarily responsible for approval of the rates charged to customers. Following is a summary of the Utility operating companies' authorized returns on common equity. The Utility operating companies' base rate, fuel and purchased power cost recovery, and storm cost recovery proceedings are discussed in Note 2 to the financial statements.

Company	Authorized Return on Common Equity (ROE)
Entergy Arkansas......	9.9%
Entergy Gulf States Louisiana................	9.9%-11.4% (electric) 10.0%-11.0% (gas)
Entergy Louisiana.....	9.45%-11.05%
Entergy Mississippi	11.91%-14.42%
Entergy New Orleans	10.7%-11.5% (electric) 10.25%-11.25% (gas)
Entergy Texas...........	10.0% (stipulated as a reasonable ROE in rate case settlement)
System Energy	10.94%

Federal Regulation

The FERC regulates wholesale rates (including Entergy Utility intrasystem energy exchanges pursuant to the System Agreement) and interstate transmission of electricity, as well as rates for System Energy's sales of capacity and energy from Grand Gulf to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans pursuant to the Unit Power Sales Agreement.

System Agreement Proceedings

Production Cost Equalization Proceeding Commenced by the LPSC

The Utility operating companies historically have engaged in the coordinated planning, construction, and operation of generating and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. Certain of the Utility operating companies' retail regulators and other parties are pursuing litigation involving the System Agreement at the FERC. The proceedings include challenges to the allocation of costs as defined by the System Agreement and allegations of imprudence by the Utility operating companies in their execution of their obligations under the System Agreement.

In June 2005, the FERC issued a decision in the System Agreement litigation that had been commenced by the LPSC, and essentially affirmed its decision in a December 2005 order on rehearing. The FERC decision concluded, among other things, that:

- The System Agreement no longer roughly equalizes total production costs among the Utility operating companies.
- In order to reach rough production cost equalization, the FERC will impose a bandwidth remedy by which each company's total annual production costs will have to be within +/- 11% of Entergy System average total annual production costs.
- In calculating the production costs for this purpose under the FERC's order, output from the Vidalia hydroelectric power plant will not reflect the actual Vidalia price for the year but is priced at that year's average price paid by Entergy Louisiana for the exchange of electric energy under Service Schedule MSS-3 of the System Agreement, thereby reducing the amount of Vidalia costs reflected in the comparison of the Utility operating companies' total production costs.
- The remedy ordered by FERC in 2005 required no refunds and became effective based on calendar year 2006 production costs and the first reallocation payments were made in 2007.

The FERC's decision reallocates total production costs of the Utility operating companies whose relative total production costs expressed as a percentage of Entergy System average production costs are outside an upper or lower bandwidth. Under the current circumstances, this will be accomplished by payments from Utility operating companies whose production costs are more than 11% below Entergy System average production costs to Utility operating companies whose production costs are more than the Entergy System average production cost, with payments going first to those Utility operating companies whose total production costs are farthest above the Entergy System average.

Assessing the potential effects of the FERC's decision requires assumptions regarding the future total production cost of each Utility operating company, which assumptions include the mix of solid fuel and gas-fired generation available to each company and the costs of natural gas and purchased power. Entergy Louisiana, Entergy Gulf States Louisiana, Entergy Texas, and Entergy Mississippi are more dependent upon gas-fired generation sources than Entergy Arkansas or Entergy New Orleans. Of these, Entergy Arkansas is the least dependent upon gas-fired generation sources. Therefore, increases in natural gas prices likely will increase the amount by which Entergy Arkansas' total production costs are below the Entergy System average production costs.

The LPSC, APSC, MPSC, and the AEEC appealed the FERC's decision to the United States Court of Appeals for the D.C. Circuit. Entergy and the City of New Orleans intervened in the various appeals. The D.C. Circuit issued its decision in April 2008. The D.C. Circuit affirmed the FERC's decision in most respects, but remanded the case to the FERC for further proceedings and reconsideration of its conclusion that it was prohibited from ordering refunds and its determination to implement the bandwidth remedy commencing with calendar year 2006 production costs (with the first payments/receipts commencing in June 2007), rather than commencing the remedy on June 1, 2005. The D.C. Circuit concluded the FERC had failed so far in the proceeding to offer a reasoned explanation regarding these issues. In December 2009 the FERC established a paper hearing to determine whether the FERC had the authority and, if so, whether it would be appropriate to order refunds resulting from changes in the treatment of interruptible load in the allocation of capacity costs by the Utility operating companies. The FERC also deferred further action on the question of whether it provided sufficient rationale for not ordering refunds, and whether it impermissibly delayed implementation of the bandwidth remedy, until resolution of this paper hearing.

Entergy's Utility Operating Companies' Compliance Filing

In April 2006, the Utility operating companies filed with the FERC their compliance filing to implement the provisions of the FERC's decision. The filing amended the System Agreement to provide for the calculation of production costs, average production costs, and payments/receipts among the Utility operating companies to the extent required to maintain rough production cost equalization pursuant to the FERC's decision. The FERC accepted the compliance filing in November 2006, with limited modifications. Provisions of the compliance filing as approved by the FERC include: the first payments commenced in June 2007, rather than earlier; interest is not required on the unpaid balance; and any payments will be made over seven months, rather than 12. In April 2007, the FERC denied various requests for rehearing, with one exception regarding the issue of retrospective refunds. That issue will be addressed subsequent to the remanded proceeding involving the interruptible load decision discussed further below in this section under "Interruptible Load Proceeding."

Rough Production Cost Equalization Rates

Each year Entergy has filed with the FERC the rates to implement the FERC's orders in the System Agreement proceeding. These filings show the following payments/receipts among the Utility operating companies are necessary to achieve rough production cost equalization as defined by the FERC's orders:

	2007 Payments or (Receipts) Based on 2006 Costs	**2008 Payments or (Receipts) Based on 2007 Costs**	**2009 Payments or (Receipts) Based on 2008 Costs**
		(In Millions)	
Entergy Arkansas	$252	$252	$390
Entergy Gulf States Louisiana	($120)	($124)	($107)
Entergy Louisiana	($91)	($36)	($140)
Entergy Mississippi	($41)	($20)	($24)
Entergy New Orleans	$-	($7)	$-
Entergy Texas	($30)	($65)	($119)

Management believes that any changes in the allocation of production costs resulting from the FERC's decision and related retail proceedings should result in similar rate changes for retail customers. The APSC has approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas. See "**Fuel and purchased power cost recovery,** Entergy Texas," in Note 2 to the financial statements for discussion of a PUCT decision that Entergy Texas is currently challenging regarding the rough production cost equalization payments that could result in $18.6 million of trapped costs between Entergy's Texas and Louisiana jurisdictions.

Based on the FERC's April 27, 2007 order on rehearing that is discussed above, in the second quarter 2007 Entergy Arkansas recorded accounts payable and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas recorded accounts receivable to reflect the rough production cost equalization payments and receipts required to implement the FERC's remedy based on calendar year 2006 production costs. Entergy Arkansas recorded a corresponding regulatory asset for its right to collect the payments from its customers, and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas recorded corresponding regulatory liabilities for their obligations to pass the receipts on to their customers. The companies have followed this same accounting practice each year since then. The regulatory asset and liabilities are shown as "System Agreement cost equalization" on the respective balance sheets.

2007 Rate Filing Based on Calendar Year 2006 Production Costs

Several parties intervened in the 2007 rate proceeding at the FERC, including the APSC, the MPSC, the Council, and the LPSC, which have also filed protests. The PUCT also intervened. Intervenor testimony was filed in which the intervenors and also the FERC Staff advocated a number of positions on issues that affect the level of production costs the individual Utility operating companies are permitted to reflect in the bandwidth calculation, including the level of depreciation and decommissioning expense for nuclear facilities. The effect of the various positions would be to reallocate costs among the Utility operating companies. The Utility operating companies filed rebuttal testimony explaining why the bandwidth payments are properly recoverable under the AmerenUE contract, and explaining why the positions of FERC Staff and intervenors on the other issues should be rejected. A hearing in this proceeding concluded in July 2008, and the ALJ issued an initial decision in September 2008. The ALJ's initial decision concludes, among other things, that: (1) the decisions to not exercise Entergy Arkansas' option to purchase the Independence plant in 1996 and 1997 were prudent; (2) Entergy Arkansas properly flowed a portion of the bandwidth payments through to AmerenUE in accordance with the wholesale power contract; and (3) the level of nuclear depreciation and decommissioning expense reflected in the bandwidth calculation should be calculated based on NRC-authorized license life, rather than the nuclear depreciation and decommissioning expense authorized by the retail regulators for purposes of retail ratemaking. Following briefing by the parties, the matter was submitted to the FERC for decision. On January 11, 2010, the FERC issued its decision both affirming and overturning certain of the ALJ's rulings, including overturning the decision on nuclear depreciation and decommissioning expense. The FERC's conclusion related to the AmerenUE contract does not permit Entergy Arkansas to recover a portion of its bandwidth payment from AmerenUE. The Utility operating companies requested rehearing of that portion of the decision and requested clarification on certain other portions of the decision.

AmerenUE argued that its current wholesale power contract with Entergy Arkansas, pursuant to which Entergy Arkansas sells power to AmerenUE, does not permit Entergy Arkansas to flow through to AmerenUE any portion of Entergy Arkansas' bandwidth payment. According to AmerenUE, Entergy Arkansas has sought to collect from AmerenUE approximately $14.5 million of the 2007 Entergy Arkansas bandwidth payment. The AmerenUE contract expired in August 2009. In April 2008, AmerenUE filed a complaint with the FERC seeking refunds of this amount, plus interest, in the event the FERC ultimately determines that bandwidth payments are not properly recovered under the AmerenUE contract. In response to the FERC's decision discussed in the previous paragraph, Entergy Arkansas recorded a regulatory provision in the fourth quarter 2009 for a potential refund to AmerenUE.

The Utility operating companies also filed with the FERC during 2007 certain proposed modifications to the rough production cost equalization calculation. The FERC rejected certain of the proposed modifications, accepted certain of the proposed modifications without further proceedings, and set two of the proposed modifications for hearing and settlement procedures. With respect to the proceeding involving changes to the functionalization of costs to the production function, a hearing was held in March 2008 and the ALJ issued an Initial Decision in June 2008 finding the modifications proposed by the Utility operating companies to be just and reasonable. In January 2010 the FERC affirmed the ALJ's decision.

2008 Rate Filing Based on Calendar Year 2007 Production Costs

Several parties intervened in the 2008 rate proceeding at the FERC, including the APSC, the LPSC, and AmerenUE, which have also filed protests. Several other parties, including the MPSC and the City Council, have intervened in the proceeding without filing a protest. In direct testimony filed on January 9, 2009, certain intervenors and also the FERC staff advocated a number of positions on issues that affect the level of production costs the individual Utility operating companies are permitted to reflect in the bandwidth calculation, including the level of depreciation and decommissioning expense for the nuclear and fossil-fueled generating facilities. The effect of these various positions would be to reallocate costs among the Utility operating companies. In addition, three issues were raised alleging imprudence by the Utility operating companies, including whether the Utility operating companies had properly reflected generating units' minimum operating levels for purposes of making unit commitment and dispatch decisions, whether Entergy Arkansas' sales to third parties from its retained share of the Grand Gulf nuclear facility were reasonable, prudent, and non-discriminatory, and whether Entergy Louisiana's long-term Evangeline gas purchase contract was prudent and reasonable.

The parties reached a partial settlement agreement of certain of the issues initially raised in this proceeding. The partial settlement agreement was conditioned on the FERC accepting the agreement without modification or condition, which the FERC did on August 24, 2009. A hearing on the remaining issues in the proceeding was completed in June 2009, and in September 2009 the ALJ issued an initial decision. The initial decision affirms Entergy's position in the filing, except for two issues that may result in a reallocation of costs among the Utility operating companies. Entergy, the APSC, the LPSC, and the MPSC have submitted briefs on exceptions in the proceeding, and the matter has been submitted to the FERC for decision.

2009 Rate Filing Based on Calendar Year 2008 Production Costs

Several parties intervened in the 2009 rate proceeding at the FERC, including the LPSC and Ameren, which have also filed protests. On July 27, 2009, the FERC accepted Entergy's proposed rates for filing, effective June 1, 2009, subject to refund, and set the proceeding for hearing and settlement procedures. Settlement procedures have been terminated, and the ALJ scheduled hearings to begin in April 2010, with an initial decision scheduled for August 2010.

Calendar Year 2009 Production Costs

The liabilities and assets for the preliminary estimate of the payments and receipts required to implement the FERC's remedy based on calendar year 2009 production costs were recorded in December 2009, based on certain year-to-date information. The preliminary estimate was recorded based on the following estimate of the payments/receipts among the Utility operating companies for 2010:

	Payments or (Receipts)
	(In Millions)
Entergy Arkansas	$70
Entergy Gulf States Louisiana	($10)
Entergy Louisiana	($54)
Entergy Mississippi	$-
Entergy New Orleans	($6)
Entergy Texas	$-

The actual payments/receipts for 2010, based on calendar year 2009 production costs, will not be calculated until the Utility operating companies' FERC Form 1s have been filed. Once the calculation is completed, it will be filed at the FERC. The level of any payments and receipts is significantly affected by a number of factors, including, among others, weather, the price of alternative fuels, the operating characteristics of the Entergy System generating fleet, and multiple factors affecting the calculation of the non-fuel related revenue requirement components of the total production costs, such as plant investment.

Interruptible Load Proceeding

In April 2007 the U.S. Court of Appeals for the D.C. Circuit issued its opinion in the LPSC's appeal of the FERC's March 2004 and April 2005 orders related to the treatment under the System Agreement of the Utility operating companies' interruptible loads. In its opinion, the D.C. Circuit concluded that the FERC (1) acted arbitrarily and capriciously by allowing the Utility operating companies to phase-in the effects of the elimination of the interruptible load over a 12-month period of time; (2) failed to adequately explain why refunds could not be ordered under Section 206(c) of the Federal Power Act; and (3) exercised appropriately its discretion to defer addressing the cost of sulfur dioxide allowances until a later time. The D.C. Circuit remanded the matter to the FERC for a more considered determination on the issue of refunds. The FERC issued its order on remand in September 2007, in which it directs Entergy to make a compliance filing removing all interruptible load from the computation of peak load responsibility commencing April 1, 2004 and to issue any necessary refunds to reflect this change. In addition, the order directs the Utility operating companies to make refunds for the period May 1995 through July 1996. Entergy, the APSC, the MPSC, and the City Council requested rehearing of the FERC's order on remand. The FERC granted the Utility operating companies' request to delay the payment of refunds for the period May 1995 through July 1996 until 30 days following a FERC order on rehearing. The FERC issued in September 2008 an order denying rehearing. The refunds were made by the Utility operating companies that owed refunds to the Utility operating companies that were due a refund on October 15, 2008. The APSC and the Utility operating companies appealed the FERC decisions to the D.C. Circuit. Because of its refund obligation to customers as a result of this proceeding and a related LPSC proceeding, Entergy Louisiana recorded provisions during 2008 of approximately $16 million, including interest, for rate refunds. The refunds were made in the fourth quarter of 2009.

Following the filing of petitioners' initial briefs, the FERC filed a motion requesting the D.C. Circuit hold the appeal of the FERC's decisions ordering refunds in the interruptible load proceeding in abeyance and remand the record to the FERC. The D.C. Circuit granted the FERC's unopposed motion on June 24, 2009, and directed the FERC to file status reports at 60-day intervals beginning August 24, 2009. The D.C. Circuit also directed the parties to file motions to govern future proceedings in the case within 30 days of the completion of the FERC proceedings. In December 2009 the FERC established a paper hearing to determine whether the FERC had the authority and, if so, whether it would be appropriate to order refunds resulting from changes in the treatment of interruptible load in the allocation of capacity costs by the Utility operating companies. Pursuant to the paper hearing schedule, initial briefs were filed on January 19, 2010 and reply briefs were filed on February 9, 2010.

Entergy Arkansas and Entergy Mississippi Notices of Termination of System Agreement Participation and Related APSC Investigation

Citing its concerns that the benefits of its continued participation in the current form of the System Agreement have been seriously eroded, in December 2005, Entergy Arkansas submitted its notice that it will terminate its participation in the current System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC. Entergy Arkansas indicated, however, that a properly structured replacement agreement could be a viable alternative.

In October 2007 the MPSC issued a letter confirming its belief that Entergy Mississippi should exit the System Agreement in light of the recent developments involving the System Agreement. The MPSC letter also requested that Entergy Mississippi advise the MPSC regarding the status of the Utility operating companies' effort to develop successor arrangements to the System Agreement and advise the MPSC regarding Entergy Mississippi's position with respect to withdrawal from the System Agreement. In November 2007, pursuant to the provisions of the System Agreement, Entergy Mississippi provided its written notice to terminate its participation in the System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC.

On February 2, 2009, Entergy Arkansas and Entergy Mississippi filed with the FERC their notices of cancellation to effectuate the termination of their participation in the Entergy System Agreement, effective December 18, 2013 and November 7, 2015, respectively. While the FERC had indicated previously that the notices should be filed 18 months prior to Entergy Arkansas' termination (approximately mid-2012), the filing explains that resolving this issue now, rather than later, is important to ensure that informed long-term resource planning decisions can be made during the years leading up to Entergy Arkansas' withdrawal and that all of the Utility operating companies are properly positioned to continue to operate reliably following Entergy Arkansas' and, eventually, Entergy Mississippi's, departure from the System Agreement. Entergy Arkansas and Entergy Mississippi requested that the FERC accept the proposed notices of cancellation without further proceedings. Various parties intervened or filed protests in the proceeding, including the APSC, the LPSC, the MPSC, and the City Council.

In November 2009 the FERC accepted the notices of cancellation and determined that Entergy Arkansas and Entergy Mississippi are permitted to withdraw from the System Agreement following the 96 month notice period without payment of a fee or the requirement to otherwise compensate the remaining Utility operating companies as a result of withdrawal. The FERC stated that it expected Entergy and all interested parties to move forward and develop details of all needed successor arrangements and encouraged Entergy to file its Section 205 filing for post 2013 arrangements as soon as possible. The LPSC and the City Council have requested rehearing of the FERC's decision.

The APSC had previously commenced an investigation, in 2004, into whether Entergy Arkansas' continued participation in the System Agreement is in the best interests of its customers. More than once in the investigation proceeding Entergy Arkansas and its president, Hugh McDonald, filed testimony with the APSC in response to requests by the APSC. In addition, Mr. McDonald has appeared before the APSC on more than one occasion at public hearings for questioning. In December 2007, the APSC ordered Mr. McDonald to file testimony each month with the APSC detailing progress toward development of successor arrangements, beginning in March 2008, and Mr. McDonald has done so. In his September 2009 testimony Mr. McDonald reported to the APSC the results of a related study. According to the study total estimated cost to establish the systems and staff the organizations to perform the necessary planning and operating functions for a stand-alone Entergy Arkansas operation are estimated at approximately $23 million, including $18 million to establish generation-related functions and $5 million to modify transmission-related information systems. Incremental costs for ongoing staffing and systems costs are estimated at approximately $8 million. Cost and implementation schedule estimates will continue to be re-evaluated and refined as additional, more detailed analysis is completed. The study did not assess the effect of stand-alone operation on Entergy Arkansas' generation resource requirements. Entergy Arkansas expects it would take approximately two years to implement stand-alone operations for Entergy Arkansas.

In February 2010 the APSC issued an order announcing a refocus of its ongoing investigation of Entergy Arkansas' post-System Agreement operation. The order describes the APSC's "stated purpose in opening this inquiry to conduct an investigation regarding the prudence of [Entergy Arkansas] entering into a successor ESA [Entergy System Agreement] as opposed to becoming a stand-alone utility upon its exit from the ESA, and whether [Entergy Arkansas], as a standalone utility, should join the SPP RTO. It is the [APSC's] intention to render a decision regarding the prudence of [Entergy Arkansas] entering into a successor ESA as opposed to becoming a stand-alone utility upon its exit from the ESA, as well as [Entergy Arkansas'] RTO participation by the end of calendar year 2010. In parallel with this Docket, the [APSC] will be actively involved and will be closely watching to see if any meaningful enhancement will be made to a new Enhanced Independent Coordinator of Transmission ("E-ICT") Agreement through the efforts of the ETS [Entergy Transmission System] stakeholders, Entergy, and the newly formed and federally-recognized E-RSC in 2010." The schedule set by the order includes evidentiary hearings in March and May 2010. The order directed that the existing docket investigating Entergy Arkansas' participation in the System Agreement be closed. For a discussion of Entergy's Independent Coordinator of Transmission and the E-RSC see "Independent Coordinator of Transmission" below.

LPSC and City Council Action Related to the Entergy Arkansas and Entergy Mississippi Notices of Termination

In light of the notices of Entergy Arkansas and Entergy Mississippi to terminate participation in the current System Agreement, in January 2008 the LPSC unanimously voted to direct the LPSC Staff to begin evaluating the potential for a new agreement. Likewise, the New Orleans City Council opened a docket to gather information on progress towards a successor agreement.

June 2009 LPSC Complaint Proceeding

In June 2009, the LPSC filed a complaint requesting that the FERC determine that certain of Entergy Arkansas' sales of electric energy to third parties: (a) violated the provisions of the System Agreement that allocate the energy generated by Entergy System resources, (b) imprudently denied the Entergy System and its ultimate consumers the benefits of low-cost Entergy System generating capacity, and (c) violated the provision of the System

Agreement that prohibits sales to third parties by individual companies absent an offer of a right-of-first-refusal to other Utility operating companies. The LPSC's complaint challenges sales made beginning in 2002 and requests refunds. On July 20, 2009, the Utility operating companies filed a response to the complaint requesting that the FERC dismiss the complaint on the merits without hearing because the LPSC has failed to meet its burden of showing any violation of the System Agreement and failed to produce any evidence of imprudent action by the Entergy System. In their response, the Utility operating companies explained that the System Agreement clearly contemplates that the Utility operating companies may make sales to third parties for their own account, subject to the requirement that those sales be included in the load (or load shape) for the applicable Utility operating company. The response further explains that the FERC already has determined that Entergy Arkansas' short-term wholesale sales did not trigger the "right-of-first-refusal" provision of the System Agreement. While the D.C. Circuit recently determined that the "right-of-first-refusal" issue was not properly before the FERC at the time of its earlier decision on the issue, the LPSC has raised no additional claims or facts that would warrant the FERC reaching a different conclusion. On December 7, 2009, the FERC issued an order setting the matter for hearing and settlement procedures. Settlement procedures were unsuccessful and a hearing in the matter is scheduled to begin in August 2010.

Independent Coordinator of Transmission

In 2000, the FERC issued an order encouraging utilities to voluntarily place their transmission facilities under the control of independent RTOs (regional transmission organizations). Delays in implementing the FERC RTO order occurred due to a variety of reasons, including the fact that utility companies, other stakeholders, and federal and state regulators have had to work to resolve various issues related to the establishment of such RTOs.

In November 2006, after nearly a decade of effort, including filings, orders, technical conferences, and proceedings at the FERC, the Utility operating companies installed the Southwest Power Pool (SPP) as their Independent Coordinator of Transmission (ICT). The installation does not transfer control of Entergy's transmission system to the ICT, but rather vests with the ICT responsibility for:

- granting or denying transmission service on the Utility operating companies' transmission system.
- administering the Utility operating companies' OASIS node for purposes of processing and evaluating transmission service requests and ensuring compliance with the Utility operating companies' obligation to post transmission-related information.
- developing a base plan for the Utility operating companies' transmission system that will result in the ICT making the determination on whether costs of transmission upgrades should be rolled into the Utility operating companies' transmission rates or directly assigned to the customer requesting or causing an upgrade to be constructed. This should result in a transmission pricing structure that ensures that the Utility operating companies' retail native load customers are required to pay for only those upgrades necessary to reliably serve their needs.
- serving as the reliability coordinator for the Entergy transmission system.
- overseeing the operation of the weekly procurement process (WPP).
- evaluating interconnection-related investments already made on the Entergy System for purposes of determining the future allocation of the uncredited portion of these investments, pursuant to a detailed methodology. The ICT agreement also clarifies the rights that customers receive when they fund a supplemental upgrade.

The initial term of the ICT is four years, and Entergy is precluded from terminating the ICT prior to the end of the four-year period.

After the FERC issued its April 2006 order approving the ICT proposal, the Utility operating companies made a series of compliance filings with the FERC that were protested by various parties. The FERC accepted the compliance filings and denied various requests for rehearing. As stated above, SPP was installed as the ICT in November 2006.

In October 2006 the Utility operating companies filed revisions to their Open Access Transmission Tariff (OATT) with the FERC to establish a mechanism to recover from their wholesale transmission customers the (1) costs incurred to develop or join an RTO and to develop the ICT; and (2) on-going costs that will be incurred under the ICT agreement. Several parties intervened opposing the proposed tariff revisions. In December 2006 the FERC accepted for filing Entergy's proposed tariff revisions, and set them for hearing and settlement procedures. In its Order, the FERC concluded that each of the Utility operating companies "should be allowed the opportunity to recover its start up costs associated with its formation of the ICT and its participation in prior failed attempts to form an RTO," and also that the proposed tariffs raised issues of fact that are more properly addressed through hearing and settlement procedures. In June 2007 the Utility operating companies reached a settlement-in-principle with the parties to the proceeding and the FERC approved the settlement in November 2007.

In the FERC's April 2006 order that approved Entergy's ICT proposal, the FERC stated that the WPP must be operational within approximately 14 months of the FERC order, or June 24, 2007, or the FERC may reevaluate all approvals to proceed with the ICT. The Utility operating companies filed status reports with the FERC notifying the FERC that, due to unexpected issues with the development of the WPP software and testing, the WPP was still not operational. The Utility operating companies also filed various tariff revisions with the FERC in 2007 and 2008 to address issues identified during the testing of the WPP and changes to the effective date of the WPP. On October 10, 2008, the FERC issued an order accepting a tariff amendment establishing that the WPP shall take effect at a date to be determined, after completion of successful simulation trials and the ICT's endorsement of the WPP's implementation. On January 16, 2009, the Utility operating companies filed a compliance filing with the FERC that included the ICT's endorsement of the WPP implementation, subject to the FERC's acceptance of certain additional tariff amendments and the completion of simulation testing and certain other items. The Utility operating companies filed the tariff amendments supported by the ICT on the same day. The amendments proposed to further amend the WPP to (a) limit supplier offers in the WPP to on-peak periods and (b) eliminate the granting of certain transmission service through the WPP.

On March 17, 2009, the FERC issued an order conditionally approving the proposed modification to the WPP to allow the process to be implemented the week of March 23, 2009. In its order approving the requested modifications, the FERC imposed additional conditions related to the ICT arrangement and indicated it was going to evaluate the success of the ICT arrangement, including the cost and benefits of implementing the WPP and whether the WPP goes far enough to address the transmission access issues that the ICT and WPP were intended to address. The FERC, in conjunction with the APSC, the LPSC, the MPSC, the PUCT, and the City Council, hosted a conference on June 24, 2009, to discuss the ICT arrangement and transmission access on the Entergy transmission system. In compliance with the FERC's March 2009 order, in November 2009 the Utility operating companies filed with the FERC a process for evaluating the modification or replacement of the current ICT and WPP arrangements.

During the conference, several issues were raised by regulators and market participants, including the adequacy of the Utility operating companies' capital investment in the transmission system, the Utility operating companies' compliance with the existing North American Electric Reliability Corporation (NERC) reliability planning standards, the availability of transmission service across the system, and whether the Utility operating companies could have purchased lower cost power from merchant generators located on the transmission system rather than running their older generating facilities. On July 20, 2009, the Utility operating companies filed comments with the FERC responding to the issues raised during the conference. The comments explain that: 1) the Utility operating companies believe that the ICT arrangement has fulfilled its objectives; 2) the Utility operating companies' transmission planning practices comply with laws and regulations regarding the planning and operation of the transmission system; and 3) these planning practices have resulted in a system that meets applicable reliability standards and is sufficiently robust to allow the Utility operating companies both to substantially increase the amount of transmission service available to third parties and to make significant amounts of economic purchases from the wholesale market for the benefit of the Utility operating companies' retail customers. The Utility operating companies also explain that, as with other transmission systems, there are certain times during which congestion occurs on the Utility operating companies' transmission system that limits the ability of the Utility operating companies as well as other parties to fully utilize the generating resources that have been granted transmission service. Additionally, the Utility operating companies commit in their response to exploring and working on potential reforms or alternatives for the ICT arrangement that could take effect following the initial term. The Utility operating companies' comments also recognize that NERC is in the process of amending certain of its transmission reliability planning standards and that the amended standards, if approved by the FERC, will result in more stringent transmission planning criteria being applicable in the future. The FERC may also make other changes to transmission reliability standards. These changes to the reliability standards would result in increased capital expenditures by the Utility operating companies.

The Entergy Regional State Committee (E-RSC), which is comprised of representatives from all of the Utility operating companies' retail regulators, has been formed to consider several of these issues related to Entergy's transmission system. Among other things, the E-RSC in concert with the FERC plan to conduct a cost/benefits analysis comparing the ICT arrangement and a proposal under which Entergy would join the SPP RTO.

FERC Audits

The Division of Audits in the Office of Enforcement and the Division of Compliance in the Office of Reliability of the FERC jointly commenced an audit of Entergy Services, Inc. on October 1, 2009. The audit will evaluate Entergy Services': (1) practices related to Bulk Electric System planning and operations; (2) compliance with the requirements contained within its Open Access Transmission Tariff; and (3) other obligations and responsibilities as approved by the FERC. The audit will cover the period from April 1, 2006 to the present. The Energy Policy Act of 2005 provides the FERC with authority to impose civil penalties for violations of the Federal Power Act and FERC regulations.

SERC Reliability Corporation Reliability Standards

Entergy has notified the SERC Reliability Corporation (SERC) of potential violations of certain FERC reliability standards, including certain Critical Infrastructure Protection standards. Entergy is working with the SERC to provide information concerning these potential violations. The Energy Policy Act of 2005 provides authority to impose civil penalties for violations of the Federal Power Act and FERC regulations.

Market and Credit Risk Sensitive Instruments

Market risk is the risk of changes in the value of commodity and financial instruments, or in future operating results or cash flows, in response to changing market conditions. Entergy holds commodity and financial instruments that are exposed to the following significant market risks:

- The commodity price risk associated with the sale of electricity by Entergy's Non-Utility Nuclear business and with the purchase of gas by the Utility.
- The interest rate and equity price risk associated with Entergy's investments in pension and other postretirement benefit trust funds. See Note 11 to the financial statements for details regarding Entergy's pension and other postretirement benefit trust funds.
- The interest rate and equity price risk associated with Entergy's investments in decommissioning trust funds, particularly in the Non-Utility Nuclear business. See Note 17 to the financial statements for details regarding Entergy's decommissioning trust funds.
- The interest rate risk associated with changes in interest rates as a result of Entergy's issuances of debt. Entergy manages its interest rate exposure by monitoring current interest rates and its debt outstanding in relation to total capitalization. See Notes 4 and 5 to the financial statements for the details of Entergy's debt outstanding.

Entergy's commodity and financial instruments are also exposed to credit risk. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or agreement. Credit risk also includes potential demand on liquidity due to credit support requirements within supply or sales agreements.

Commodity Price Risk

Power Generation

As a wholesale generator, Entergy's Non-Utility Nuclear business's core business is selling energy, measured in MWh, to its customers. Non-Utility Nuclear enters into forward contracts with its customers and sells energy in the day ahead or spot markets. In addition to selling the energy produced by its plants, Non-Utility Nuclear sells unforced capacity to load-serving entities, which allows those companies to meet specified reserve and related requirements placed on them by the ISOs in their respective areas. Non-Utility Nuclear's forward fixed price power contracts consist of contracts to sell energy only, contracts to sell capacity only, and bundled contracts in which it sells both capacity and energy. While the terminology and payment mechanics vary in these contracts, each of these types of contracts requires Non-Utility Nuclear to deliver MWh of energy to its counterparties, make capacity available to them, or both. The following is a summary as of December 31, 2009 of the amount of Non-Utility Nuclear's nuclear power plants' planned energy output that is sold forward under physical or financial contracts:

	2010	2011	2012	2013	2014
Non-Utility Nuclear:					
Percent of planned generation sold forward:					
Unit-contingent	53%	54%	18%	12%	14%
Unit-contingent with guarantee of availability (1)	35%	17%	13%	6%	3%
Firm liquidated damages	0%	3%	0%	0%	0%
Total	88%	74%	31%	18%	17%
Planned generation (TWh)	40	41	41	40	41
Average contracted price per MWh (2)	$57	$56	$56	$50	$50

The following is a summary as of December 31, 2008 of the amount of Non-Utility Nuclear's nuclear power plants' planned energy output that is sold forward under physical or financial contracts:

	2009	2010	2011	2012	2013
Non-Utility Nuclear:					
Percent of planned generation sold forward:					
Unit-contingent	48%	31%	29%	18%	12%
Unit-contingent with guarantee of availability (1)	38%	35%	17%	7%	6%
Total	86%	66%	46%	25%	18%
Planned generation (TWh)	41	40	41	41	40
Average contracted price per MWh (2)	$61	$60	$56	$54	$50

(1) A sale of power on a unit-contingent basis coupled with a guarantee of availability provides for the payment to the power purchaser of contract damages, if incurred, in the event the seller fails to deliver power as a result of the failure of the specified generation unit to generate power at or above a specified availability threshold. All of Entergy's outstanding guarantees of availability provide for dollar limits on Entergy's maximum liability under such guarantees.

(2) The Vermont Yankee acquisition included a 10-year PPA under which the former owners will buy most of the power produced by the plant, which is through the expiration in 2012 of the current operating license for the plant. The PPA includes an adjustment clause under which the prices specified in the PPA will be adjusted downward monthly, beginning in November 2005, if power market prices drop below PPA prices, which has not happened thus far.

Entergy's Non-Utility Nuclear business' purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, NYPA and the subsidiaries that own the FitzPatrick and Indian Point 3 plants amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, Entergy's Non-Utility Nuclear business agreed to make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. Entergy's Non-Utility Nuclear business will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year's output is due by January 15 of the following year. In August 2008, Non-Utility Nuclear entered into a resolution of a dispute with NYPA over the applicability of the value sharing agreements to its FitzPatrick and Indian Point 3 nuclear power plants after the planned spin-off of the Non-Utility Nuclear business. Under the resolution, Non-Utility Nuclear agreed not to treat the separation as a "Cessation Event" that would terminate its obligation to make the payments under the value sharing agreements. As a result, after the spin-off transaction, Non-Utility Nuclear will continue to be obligated to make payments to NYPA under the amended and restated value sharing agreements.

Non-Utility Nuclear will record its liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. In 2009, 2008, and 2007, Non-Utility Nuclear recorded a $72 million liability for generation during each of those years. An amount equal to the liability was recorded each year to the plant asset account as contingent purchase price consideration for the plants. This amount will be depreciated over the expected remaining useful life of the plants.

Some of the agreements to sell the power produced by Entergy's Non-Utility Nuclear power plants contain provisions that require an Entergy subsidiary to provide collateral to secure its obligations under the agreements. The Entergy subsidiary is required to provide collateral based upon the difference between the current market and contracted power prices in the regions where Non-Utility Nuclear sells power. The primary form of collateral to satisfy these requirements is an Entergy Corporation guaranty. Cash and letters of credit are also acceptable forms of collateral. At December 31, 2009, based on power prices at that time, Entergy had $369 million of collateral in place to support Entergy Nuclear Power Marketing transactional activity, consisting primarily of Entergy Corporation guarantees, but also including $20 million of guarantees that support letters of credit and $2 million of cash collateral. As of December 31, 2009, the credit exposure associated with Non-Utility Nuclear assurance requirements could increase by an estimated amount of up to $308 million for each $1 per MMBtu increase in gas prices in both the short- and long-term markets, but because market prices have fallen below most contract prices, the credit exposure would increase by only $8 million. In the event of a decrease in Entergy Corporation's credit rating to below investment grade, based on power prices as of December 31, 2009, Entergy would have been required to provide approximately $73 million of additional cash or letters of credit under some of the agreements.

As of December 31, 2009, for the planned energy output under contract for Non-Utility Nuclear through 2014, 99.7% of the planned energy output is under contract with counterparties with public investment grade credit ratings and 0.3% is with load-serving entities without public credit ratings.

In addition to selling the power produced by its plants, the Non-Utility Nuclear business sells unforced capacity to load-serving distribution companies in order for those companies to meet requirements placed on them by the ISO in their area. Following is a summary of the amount of the Non-Utility Nuclear business' installed capacity that is currently sold forward, and the blended amount of the Non-Utility Nuclear business' planned generation output and installed capacity that is currently sold forward:

	2010	2011	2012	2013	2014
Non-Utility Nuclear:					
Percent of capacity sold forward:					
Bundled capacity and energy contracts	26%	25%	18%	16%	16%
Capacity contracts	42%	26%	30%	13%	0%
Total	68%	51%	48%	29%	16%
Planned net MW in operation	4,998	4,998	4,998	4,998	4,998
Average capacity contract price per kW per month	$3.0	$3.6	$3.0	$2.6	$-
Blended Capacity and Energy (based on revenues)					
% of planned generation and capacity sold forward	87%	73%	33%	16%	13%
Average contract revenue per MWh	$59	$58	$60	$53	$50

Critical Accounting Estimates

The preparation of Entergy's financial statements in conformity with generally accepted accounting principles requires management to apply appropriate accounting policies and to make estimates and judgments that can have a significant effect on reported financial position, results of operations, and cash flows. Management has identified the following accounting policies and estimates as critical because they are based on assumptions and measurements that involve a high degree of uncertainty, and the potential for future changes in the assumptions and measurements that could produce estimates that would have a material effect on the presentation of Entergy's financial position or results of operations.

Nuclear Decommissioning Costs

Entergy owns nuclear generation facilities in both its Utility and Non-Utility Nuclear business units. Regulations require Entergy to decommission its nuclear power plants after each facility is taken out of service, and money is collected and deposited in trust funds during the facilities' operating lives in order to provide for this obligation. Entergy conducts periodic decommissioning cost studies to estimate the costs that will be incurred to decommission the facilities. The following key assumptions have a significant effect on these estimates:

- Cost Escalation Factors - Entergy's current decommissioning cost studies include an assumption that decommissioning costs will escalate over present cost levels by annual factors ranging from approximately 3% to 3.5%. A 50 basis point change in this assumption could change the ultimate cost of decommissioning a facility by as much as an approximate average of 20% to 25%. To the extent that a high probability of license renewal is assumed, a change in the estimated inflation or cost escalation rate has a larger effect on the undiscounted cash flows because the rate of inflation is factored into the calculation for a longer period of time.
- Timing - In projecting decommissioning costs, two assumptions must be made to estimate the timing of plant decommissioning. First, the date of the plant's retirement must be estimated. A high probability that the plant's license will be renewed and operate for some time beyond the original license term has currently been assumed for purposes of calculating the decommissioning liability for a number of Entergy's nuclear units. Second, an assumption must be made whether decommissioning will begin immediately upon plant retirement, or whether the plant will be held in "safestore" status for later decommissioning, as permitted by applicable regulations. While the effect of these assumptions cannot be determined with precision, a change of assumption of either renewal or use of a "safestore" status can possibly change the present value of these obligations. Future revisions to appropriately reflect changes needed to the estimate of decommissioning

costs will affect net income, only to the extent that the estimate of any reduction in the liability exceeds the amount of the undepreciated asset retirement cost at the date of the revision, for unregulated portions of Entergy's business. Any increases in the liability recorded due to such changes are capitalized and depreciated over the asset's remaining economic life.

- Spent Fuel Disposal - Federal law requires the DOE to provide for the permanent storage of spent nuclear fuel, and legislation has been passed by Congress to develop this repository at Yucca Mountain, Nevada. However the DOE has not yet begun accepting spent nuclear fuel and is in non-compliance with federal law. The DOE continues to delay meeting its obligation and Entergy is continuing to pursue damages claims against the DOE for its failure to provide timely spent fuel storage. Until a federal site is available, however, nuclear plant operators must provide for interim spent fuel storage on the nuclear plant site, which can require the construction and maintenance of dry cask storage sites or other facilities. The costs of developing and maintaining these facilities can have a significant effect (as much as an average of 20% to 30% of estimated decommissioning costs). Entergy's decommissioning studies may include cost estimates for spent fuel storage. However, these estimates could change in the future based on the timing of the opening of an appropriate facility designated by the federal government to receive spent nuclear fuel.
- Technology and Regulation – Over the past several years, more practical experience with the actual decommissioning of facilities has been gained and that experience has been incorporated in to Entergy's current decommissioning cost estimates. However, given the long duration of decommissioning projects, additional experience, including technological advancements in decommissioning, could occur and affect current cost estimates. If regulations regarding nuclear decommissioning were to change, this could have a potentially significant effect on cost estimates. The effect of these potential changes is not presently determinable.
- Interest Rates - The estimated decommissioning costs that form the basis for the decommissioning liability recorded on the balance sheet are discounted to present values using a credit-adjusted risk-free rate. When the decommissioning cost estimate is significantly changed requiring a revision to the decommissioning liability and the change results in an increase in cash flows, that increase is discounted using a current credit-adjusted risk-free rate. Under accounting rules, if the revision in estimate results in a decrease in estimated cash flows, that decrease is discounted using the previous credit-adjusted risk-free rate. Therefore, to the extent that one of the factors noted above changes resulting in a significant increase in estimated cash flows, current interest rates will affect the calculation of the present value of the additional decommissioning liability.

In the first quarter 2009, Entergy Arkansas recorded a revision to its estimated decommissioning cost liabilities for ANO 1 and 2 as a result of a revised decommissioning cost study. The revised estimates resulted in an $8.9 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the second quarter 2009, System Energy recorded a revision to its estimated decommissioning cost liability for Grand Gulf as a result of a revised decommissioning cost study. The revised estimate resulted in a $4.2 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the fourth quarter 2009, Entergy Gulf States Louisiana recorded a revision to its estimated decommissioning cost liability for River Bend as a result of a revised decommissioning cost study. The revised estimate resulted in a $78.7 million increase in its decommissioning liability, along with a corresponding increase in the related asset retirement obligation asset that will be depreciated over the remaining life of the unit.

In the third quarter 2008, Entergy's Non-Utility Nuclear business recorded an increase of $13.7 million in decommissioning liabilities for certain of its plants as a result of revised decommissioning cost studies. The revised estimates resulted in the recognition of a $13.7 million asset retirement obligation asset that will be depreciated over the remaining life of the units.

Unbilled Revenue

As discussed in Note 1 to the financial statements, Entergy records an estimate of the revenues earned for energy delivered since the latest customer billing. Each month the estimated unbilled revenue amounts are recorded as revenue and a receivable, and the prior month's estimate is reversed. The difference between the estimate of the unbilled receivable at the beginning of the period and the end of the period is the amount of unbilled revenue recognized during the period. The estimate recorded is primarily based upon an estimate of customer usage during the unbilled period and the billed price to customers in that month. Therefore, revenue recognized may be affected by the estimated price and usage at the beginning and end of each period, in addition to changes in certain components of the calculation.

Impairment of Long-lived Assets and Trust Fund Investments

Entergy has significant investments in long-lived assets in all of its segments, and Entergy evaluates these assets against the market economics and under the accounting rules for impairment whenever there are indications that impairments may exist. This evaluation involves a significant degree of estimation and uncertainty. In the Utility business, portions of River Bend are not included in rate base, which could reduce the revenue that would otherwise be recovered for the applicable portions of its generation. In the Non-Utility Nuclear business, Entergy's investments in merchant generation assets are subject to impairment if adverse market conditions arise, if a unit ceases operation, or for certain units if their operating licenses are not renewed. In the non-nuclear wholesale assets business, Entergy's investments in merchant generation assets are subject to impairment if adverse market conditions arise.

In order to determine if Entergy should recognize an impairment of a long-lived asset that is to be held and used, accounting standards require that the sum of the expected undiscounted future cash flows from the asset be compared to the asset's carrying value. The carrying value of the asset includes any capitalized asset retirement cost associated with the recording of an additional decommissioning liability, therefore changes in assumptions that affect the decommissioning liability can increase or decrease the carrying value of the asset subject to impairment. If the expected undiscounted future cash flows exceed the carrying value, no impairment is recorded; if such cash flows are less than the carrying value, Entergy is required to record an impairment charge to write the asset down to its fair value. If an asset is held for sale, an impairment is required to be recognized if the fair value (less costs to sell) of the asset is less than its carrying value.

These estimates are based on a number of key assumptions, including:

- Future power and fuel prices - Electricity and gas prices have been very volatile in recent years, and this volatility is expected to continue. This volatility necessarily increases the imprecision inherent in the long-term forecasts of commodity prices that are a key determinant of estimated future cash flows.
- Market value of generation assets - Valuing assets held for sale requires estimating the current market value of generation assets. While market transactions provide evidence for this valuation, the market for such assets is volatile and the value of individual assets is impacted by factors unique to those assets.
- Future operating costs - Entergy assumes relatively minor annual increases in operating costs. Technological or regulatory changes that have a significant impact on operations could cause a significant change in these assumptions.
- Timing - Entergy currently assumes, for a number of its nuclear units, that the plant's license will be renewed. A change in that assumption could have a significant effect on the expected future cash flows and result in a significant effect on operations.

Entergy's Non-Utility Nuclear business currently has pending applications for license renewals for the Vermont Yankee, Pilgrim, Indian Point 2, and Indian Point 3 power plants. In addition, for Vermont Yankee the state certificates of public good to operate the plant and store spent nuclear fuel also expire in 2012. Non-Utility Nuclear filed an application with the Vermont Public Service Board on March 3, 2008 for approval of continued operations and storage of spent nuclear fuel generated after March 21, 2012. Under Vermont law the Vermont

General Assembly approval of Non-Utility Nuclear's request is required for the request to be granted. On February 24, 2010, a bill to approve the continued operation of Vermont Yankee was advanced to a vote by the Vermont Senate leadership and defeated by a margin of 26 to 4. This vote does not preclude the Vermont Senate from voting again on a similar bill in the future. At the current time, Entergy management believes that it will ultimately receive all necessary approvals to operate Vermont Yankee beyond its current license expiration. If those approvals are ultimately not received, it could result in an impairment of part or all of the carrying value of the plant, including any capitalized asset retirement cost associated with the recording of the decommissioning liability as further described in Note 9 to the financial statements.

Effective January 1, 2009, Entergy adopted an accounting pronouncement providing guidance regarding recognition and presentation of other-than-temporary impairments related to investments in debt securities. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary-impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). For debt securities held as of January 1, 2009 for which an other-than-temporary impairment had previously been recognized but for which assessment under the new guidance indicates this impairment is temporary, Entergy recorded an adjustment to its opening balance of retained earnings of $11.3 million ($6.4 million net-of-tax). Entergy did not have any material other than temporary impairments relating to credit losses on debt securities in 2009. The assessment of whether an investment in an equity security has suffered an other than temporary impairment continues to be based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. As disclosed in Note 1 to the financial statements, unrealized losses that are not considered temporarily impaired are recorded in earnings for Non-Utility Nuclear. Non-Utility Nuclear recorded charges to other income of $86 million in 2009, $50 million in 2008, and $5 million in 2007 resulting from the recognition of impairments of certain securities held in its decommissioning trust funds that are not considered temporary. Additional impairments could be recorded in 2010 to the extent that then current market conditions change the evaluation of recoverability of unrealized losses.

Qualified Pension and Other Postretirement Benefits

Entergy sponsors qualified, defined benefit pension plans which cover substantially all employees. Additionally, Entergy currently provides postretirement health care and life insurance benefits for substantially all employees who reach retirement age while still working for Entergy. Entergy's reported costs of providing these benefits, as described in Note 11 to the financial statements, are impacted by numerous factors including the provisions of the plans, changing employee demographics, and various actuarial calculations, assumptions, and accounting mechanisms. Because of the complexity of these calculations, the long-term nature of these obligations, and the importance of the assumptions utilized, Entergy's estimate of these costs is a critical accounting estimate for the Utility and Non-Utility Nuclear segments.

Assumptions

Key actuarial assumptions utilized in determining these costs include:

- Discount rates used in determining the future benefit obligations;
- Projected health care cost trend rates;
- Expected long-term rate of return on plan assets; and
- Rate of increase in future compensation levels.

Entergy reviews these assumptions on an annual basis and adjusts them as necessary. The falling interest rate environment and worse-than-expected performance of the financial equity markets in recent years have impacted

Entergy's funding and reported costs for these benefits. In addition, these trends have caused Entergy to make a number of adjustments to its assumptions.

In selecting an assumed discount rate to calculate benefit obligations, Entergy reviews market yields on high-quality corporate debt and matches these rates with Entergy's projected stream of benefit payments. Based on recent market trends, Entergy decreased the discount rate used to calculate its qualified pension benefit obligation from an average rate of 6.75% in 2008 to specific rates by plan ranging from 6.10% to 6.30% in 2009. The discount rate used to calculate its other postretirement benefit obligation was also decreased from 6.7% in 2008 to 6.10% in 2009. Entergy's assumed discount rate used to calculate the 2007 pension and other postretirement benefit obligations was 6.50%.

Entergy reviews actual recent cost trends and projected future trends in establishing health care cost trend rates. Based on this review, Entergy's health care cost trend rate assumption used in calculating the December 31, 2009 accumulated postretirement benefit obligation was a 7.5% increase in health care costs in 2010 gradually decreasing each successive year, until it reaches a 4.75% annual increase in health care costs in 2016 and beyond.

In determining its expected long-term rate of return on plan assets, Entergy reviews past long-term performance, asset allocations, and long-term inflation assumptions. Entergy targets an asset allocation for its qualified pension plan assets of roughly 65% equity securities and 35% fixed-income securities. The target allocations for Entergy's non-taxable postretirement benefit assets are 55% equity securities and 45% fixed-income securities and, for its taxable other postretirement benefit assets, 35% equity securities and 65% fixed-income securities. Entergy's expected long-term rate of return on qualified pension assets and non-taxable other postretirement assets used to calculate 2009, 2008, and 2007 qualified pension and other postretirement benefits costs was 8.5%. Entergy's expected long-term rate of return on taxable other postretirement assets was 6% in 2009 and 5.5% in 2008 and 2007.

The assumed rate of increase in future compensation levels used to calculate benefit obligations was 4.23% in 2009, 2008, and 2007.

Cost Sensitivity

The following chart reflects the sensitivity of qualified pension cost to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2009 Qualified Pension Cost	Impact on Qualified Projected Benefit Obligation
		Increase/(Decrease)	
Discount rate	(0.25%)	$12,192	$117,856
Rate of return on plan assets	(0.25%)	$7,331	-
Rate of increase in compensation	0.25%	$6,311	$30,817

The following chart reflects the sensitivity of postretirement benefit cost to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2009 Postretirement Benefit Cost	Impact on Accumulated Postretirement Benefit Obligation
		Increase/(Decrease)	
Health care cost trend	0.25%	$6,073	$31,981
Discount rate	(0.25%)	$4,109	$37,324

Each fluctuation above assumes that the other components of the calculation are held constant.

Accounting Mechanisms

Effective December 31, 2006, accounting standards required an employer to recognize in its balance sheet the funded status of its benefit plans. Refer to Note 11 to the financial statements for a further discussion of Entergy's funded status.

In accordance with pension accounting standards, Entergy utilizes a number of accounting mechanisms that reduce the volatility of reported pension costs. Differences between actuarial assumptions and actual plan results are deferred and are amortized into expense only when the accumulated differences exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If necessary, the excess is amortized over the average remaining service period of active employees.

Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy uses fair value when determining MRV.

Costs and Funding

In 2009, Entergy's total qualified pension cost was $86 million. Entergy anticipates 2010 qualified pension cost to be $147.1 million. Pension funding was $132 million for 2009. Entergy's contributions to the pension trust are currently estimated to be approximately $270 million in 2010, although the required pension contributions will not be known with more certainty until the January 1, 2010 valuations are completed by April 1, 2010.

Minimum required funding calculations as determined under Pension Protection Act guidance are performed annually as of January 1 of each year and are based on measurements of the assets and funding liabilities as measured at that date. Any excess of the funding liability over the calculated fair market value of assets results in a funding shortfall which, under the Pension Protection Act, must be funded over a seven-year rolling period. The Pension Protection Act also imposes certain plan limitations if the funded percentage, which is based on a calculated fair market values of assets divided by funding liabilities, does not meet certain thresholds. For funding purposes, asset gains and losses are smoothed in to the calculated fair market value of assets and the funding liability is based upon a weighted average 24-month corporate bond rate published by the U.S. Treasury; therefore, periodic changes in asset returns and interest rates can affect funding shortfalls and future cash contributions.

Entergy's minimum required contributions for the 2010 plan year are generally payable in installments throughout 2010 and 2011 and will be based on the funding calculations as of January 1, 2010. The final date at which 2010 plan year contributions may be made is September 15, 2011. Given the decline in the capital markets in 2008, the minimum required contributions for the 2010 plan year, payable in 2010 and 2011, will increase although recoveries in the capital market in 2009 will help to mitigate the expected increase. The actual increase or timing of that increase cannot be determined with certainty until the January 1, 2010 valuation is completed by April 1, 2010; however Entergy's preliminary estimates of 2010 funding requirements indicate that the contributions will not increase materially over and above historical levels of pension contributions. In addition to the minimum required contribution required under the Pension Protection Act to fund a shortfall based on the seven year rolling amortization, additional contributions could be needed in 2010 to avoid the plan limitations noted above.

Total postretirement health care and life insurance benefit costs for Entergy in 2009 were $105.2 million, including $24 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy expects 2010 postretirement health care and life insurance benefit costs to be $111 million. This includes a projected $26.6 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy contributed $79 million to its postretirement plans in 2009. Entergy's current estimate of contributions to its other postretirement plans is approximately $76.4 million in 2010.

Other Contingencies

As a company with multi-state domestic utility operations and a history of international investments, Entergy is subject to a number of federal, state, and international laws and regulations and other factors and conditions in the areas in which it operates, which potentially subject it to environmental, litigation, and other risks. Entergy periodically evaluates its exposure for such risks and records a reserve for those matters which are considered probable and estimable in accordance with generally accepted accounting principles.

Environmental

Entergy must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Under these various laws and regulations, Entergy could incur substantial costs to restore properties consistent with the various standards. Entergy conducts studies to determine the extent of any required remediation and has recorded reserves based upon its evaluation of the likelihood of loss and expected dollar amount for each issue. Additional sites could be identified which require environmental remediation for which Entergy could be liable. The amounts of environmental reserves recorded can be significantly affected by the following external events or conditions:

- Changes to existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters.
- The identification of additional sites or the filing of other complaints in which Entergy may be asserted to be a potentially responsible party.
- The resolution or progression of existing matters through the court system or resolution by the EPA.

Litigation

Entergy has been named as defendant in a number of lawsuits involving employment, ratepayer, and injuries and damages issues, among other matters. Entergy periodically reviews the cases in which it has been named as defendant and assesses the likelihood of loss in each case as probable, reasonably estimable, or remote and records reserves for cases which have a probable likelihood of loss and can be estimated. Notes 2 and 8 to the financial statements include more detail on ratepayer and other lawsuits and management's assessment of the adequacy of reserves recorded for these matters. Given the environment in which Entergy operates, and the unpredictable nature of many of the cases in which Entergy is named as a defendant, however, the ultimate outcome of the litigation Entergy is exposed to has the potential to materially affect the results of operations of Entergy, or its operating company subsidiaries.

Uncertain Tax Positions

Entergy's operations, including acquisitions and divestitures, require Entergy to evaluate risks such as the potential tax effects of a transaction, or warranties made in connection with such a transaction. Entergy believes that it has adequately assessed and provided for these types of risks, where applicable. Any reserves recorded for these types of issues, however, could be significantly affected by events such as claims made by third parties under warranties, additional transactions contemplated by Entergy, or completion of reviews of the tax treatment of certain transactions or issues by taxing authorities. Entergy does not expect a material adverse effect on earnings from these matters.

New Accounting Pronouncements

In June 2009 the FASB issued SFAS 167, "Amendments to FASB Interpretation No. 46R". SFAS 167 replaces the current quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. SFAS 167 also requires additional disclosures on an interim and annual basis about an enterprise's involvement in variable interest entities. The standard will be effective for Entergy in the first quarter 2010. Upon adoption, Entergy expects its subsidiaries that finance their nuclear fuel purchases through nuclear fuel leases to consolidate the special purpose nuclear fuel companies acting as lessors. The adoption of this statement will result in the reclassification of amounts between certain line items in the financial statements.

ENTERGY CORPORATION AND SUBSIDIARIES
REPORT OF MANAGEMENT

Management of Entergy Corporation and its subsidiaries has prepared and is responsible for the financial statements and related financial information included in this document. To meet this responsibility, management establishes and maintains a system of internal controls designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles. This system includes communication through written policies and procedures, an employee Code of Entegrity, and an organizational structure that provides for appropriate division of responsibility and training of personnel. This system is also tested by a comprehensive internal audit program.

Entergy management assesses the effectiveness of Entergy's internal control over financial reporting on an annual basis. In making this assessment, management uses the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Management acknowledges, however, that all internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Entergy Corporation's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of Entergy's internal control over financial reporting as of December 31, 2009, which is included herein on page 56.

In addition, the Audit Committee of the Board of Directors, composed solely of independent Directors, meets with the independent auditors, internal auditors, management, and internal accountants periodically to discuss internal controls, and auditing and financial reporting matters. The Audit Committee appoints the independent auditors annually, seeks shareholder ratification of the appointment, and reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present, providing free access to the Audit Committee.

Based on management's assessment of internal controls using the COSO criteria, management believes that Entergy maintained effective internal control over financial reporting as of December 31, 2009. Management further believes that this assessment, combined with the policies and procedures noted above, provides reasonable assurance that Entergy's financial statements are fairly and accurately presented in accordance with generally accepted accounting principles.

J. WAYNE LEONARD
Chairman of the Board and Chief Executive Officer of Entergy Corporation

LEO P. DENAULT
Executive Vice President and Chief Financial Officer of Entergy Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entergy Corporation and Subsidiaries
New Orleans, Louisiana

We have audited the accompanying consolidated balance sheets of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2009 and 2008, and the related consolidated statements of income, retained earnings, comprehensive income, and paid-in capital, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Entergy Corporation and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Corporation adopted a new accounting standard for non-controlling interests for all periods presented.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2010 expressed an unqualified opinion on the Corporation's internal control over financial reporting.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
February 24, 2010

Attestation Report of Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entergy Corporation and Subsidiaries
New Orleans, Louisiana

We have audited the internal control over financial reporting of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2009, based on criteria established in *Internal Control —Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control —Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Corporation and our report dated February 24, 2010 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph relating to the adoption of a new accounting standard regarding non-controlling interests.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
February 24, 2010

Internal Control over Financial Reporting

The management of Entergy Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for Entergy. Entergy's internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of Entergy's financial statements presented in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Entergy's management assessed the effectiveness of Entergy's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Based on management's assessment and the criteria set forth by COSO, management believes that Entergy maintained effective internal control over financial reporting as of December 31, 2009.

Entergy's registered public accounting firm has issued an attestation report on Entergy's internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, Entergy evaluated changes in internal control over financial reporting that occurred during the quarter ended December 31, 2009 and found no change that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2009	2008	2007
	(In Thousands, Except Share Data)		
OPERATING REVENUES			
Electric	$7,880,016	$10,073,160	$9,046,301
Natural gas	172,213	241,856	206,073
Competitive businesses	2,693,421	2,778,740	2,232,024
TOTAL	10,745,650	13,093,756	11,484,398
OPERATING EXPENSES			
Operating and Maintenance:			
Fuel, fuel-related expenses, and gas purchased for resale	2,309,831	3,577,764	2,934,833
Purchased power	1,395,203	2,491,200	1,986,950
Nuclear refueling outage expenses	241,310	221,759	180,971
Other operation and maintenance	2,750,810	2,742,762	2,649,654
Decommissioning	199,063	189,409	167,898
Taxes other than income taxes	503,859	496,952	489,058
Depreciation and amortization	1,082,775	1,030,860	963,712
Other regulatory charges (credits) - net	(21,727)	59,883	54,954
TOTAL	8,461,124	10,810,589	9,428,030
OPERATING INCOME	2,284,526	2,283,167	2,056,368
OTHER INCOME			
Allowance for equity funds used during construction	59,545	44,523	42,742
Interest and dividend income	236,628	197,872	238,911
Other than temporary impairment losses	(86,069)	(49,656)	(4,914)
Equity in earnings (loss) of unconsolidated equity affiliates	(7,793)	(11,684)	3,176
Miscellaneous - net	(32,603)	(11,768)	(24,860)
TOTAL	169,708	169,287	255,055
INTEREST AND OTHER CHARGES			
Interest on long-term debt	520,716	500,898	506,089
Other interest - net	82,963	133,290	155,995
Allowance for borrowed funds used during construction	(33,235)	(25,267)	(25,032)
TOTAL	570,444	608,921	637,052
INCOME BEFORE INCOME TAXES	1,883,790	1,843,533	1,674,371
Income taxes	632,740	602,998	514,417
CONSOLIDATED NET INCOME	1,251,050	1,240,535	1,159,954
Preferred dividend requirements of subsidiaries	19,958	19,969	25,105
NET INCOME ATTRIBUTABLE TO ENTERGY CORPORATION	$1,231,092	$1,220,566	$1,134,849
Earnings per average common share:			
Basic	$6.39	$6.39	$5.77
Diluted	$6.30	$6.20	$5.60
Dividends declared per common share	$3.00	$3.00	$2.58
Basic average number of common shares outstanding	192,772,032	190,925,613	196,572,945
Diluted average number of common shares outstanding	195,838,068	201,011,588	202,780,283

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2009	2008	2007
		(In Thousands)	
OPERATING ACTIVITIES			
Consolidated net income	$1,251,050	$1,240,535	$1,159,954
Adjustments to reconcile consolidated net income to net cash flow provided by operating activities:			
Reserve for regulatory adjustments	(508)	(8,285)	(15,574)
Other regulatory charges (credits) - net	(21,727)	59,883	54,954
Depreciation, amortization, and decommissioning	1,281,838	1,220,269	1,131,610
Deferred income taxes, investment tax credits, and non-current taxes accrued	864,684	333,948	476,241
Equity in losses of unconsolidated equity affiliates - net of dividends	7,793	11,684	(3,176)
Changes in working capital:			
Receivables	116,444	78,653	(62,646)
Fuel inventory	19,291	(7,561)	(10,445)
Accounts payable	(14,251)	(23,225)	(103,048)
Taxes accrued	(75,210)	75,210	(187,324)
Interest accrued	4,974	(652)	11,785
Deferred fuel	72,314	(38,500)	912
Other working capital accounts	(228,210)	(72,372)	(73,269)
Provision for estimated losses and reserves	(12,030)	12,462	(59,292)
Changes in other regulatory assets	(415,157)	(324,211)	254,736
Changes in pensions and other postretirement liabilities	71,789	828,160	(56,224)
Other	10,074	(61,670)	40,576
Net cash flow provided by operating activities	2,933,158	3,324,328	2,559,770
INVESTING ACTIVITIES			
Construction/capital expenditures	(1,931,245)	(2,212,255)	(1,578,030)
Allowance for equity funds used during construction	59,545	44,523	42,742
Nuclear fuel purchases	(525,474)	(423,951)	(408,732)
Proceeds from sale/leaseback of nuclear fuel	284,997	297,097	169,066
Proceeds from sale of assets and businesses	39,554	30,725	13,063
Payment for purchase of plant	-	(266,823)	(336,211)
Insurance proceeds received for property damages	53,760	130,114	83,104
Changes in transition charge account	(1,036)	7,211	(19,273)
NYPA value sharing payment	(72,000)	(72,000)	-
Increase (decrease) in other investments	94,154	(72,833)	41,720
Proceeds from nuclear decommissioning trust fund sales	2,570,523	1,652,277	1,583,584
Investment in nuclear decommissioning trust funds	(2,667,172)	(1,704,181)	(1,708,764)
Net cash flow used in investing activities	(2,094,394)	(2,590,096)	(2,117,731)

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2009	2008	2007
		(In Thousands)	
FINANCING ACTIVITIES			
Proceeds from the issuance of:			
Long-term debt	2,003,469	3,456,695	2,866,136
Preferred equity	-	-	10,000
Common stock and treasury stock	28,198	34,775	78,830
Retirement of long-term debt	(1,843,169)	(2,486,806)	(1,369,945)
Repurchase of common stock	(613,125)	(512,351)	(1,215,578)
Redemption of preferred stock	(1,847)	-	(57,827)
Changes in short term borrowings - net	(25,000)	30,000	-
Dividends paid:			
Common stock	(576,956)	(573,045)	(507,327)
Preferred stock	(19,958)	(20,025)	(25,875)
Net cash flow used in financing activities	(1,048,388)	(70,757)	(221,586)
Effect of exchange rates on cash and cash equivalents	(1,316)	3,288	30
Net increase (decrease) in cash and cash equivalents	(210,940)	666,763	220,483
Cash and cash equivalents at beginning of period	1,920,491	1,253,728	1,016,152
Effect of the reconsolidation of Entergy New Orleans on cash and cash equivalents	-	-	17,093
Cash and cash equivalents at end of period	$1,709,551	$1,920,491	$1,253,728

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest - net of amount capitalized	$568,417	$612,288	$611,197
Income taxes	$43,057	$137,234	$376,808
Noncash financing activities:			
Long-term debt retired (equity unit notes)	($500,000)	-	-
Common stock issued in settlement of equity unit purchase contracts	$500,000	-	-

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
ASSETS

	December 31,	
	2009	2008
	(In Thousands)	
CURRENT ASSETS		
Cash and cash equivalents:		
Cash	$85,861	$115,876
Temporary cash investments	1,623,690	1,804,615
Total cash and cash equivalents	1,709,551	1,920,491
Securitization recovery trust account	13,098	12,062
Accounts receivable:		
Customer	553,692	734,204
Allowance for doubtful accounts	(27,631)	(25,610)
Other	152,303	206,627
Accrued unbilled revenues	302,463	282,914
Total accounts receivable	980,827	1,198,135
Deferred fuel costs	126,798	167,092
Accumulated deferred income taxes	-	7,307
Fuel inventory - at average cost	196,855	216,145
Materials and supplies - at average cost	825,702	776,170
Deferred nuclear refueling outage costs	225,290	221,803
System agreement cost equalization	70,000	394,000
Prepayments and other	386,040	247,184
TOTAL	4,534,161	5,160,389
OTHER PROPERTY AND INVESTMENTS		
Investment in affiliates - at equity	39,580	66,247
Decommissioning trust funds	3,211,183	2,832,243
Non-utility property - at cost (less accumulated depreciation)	247,664	231,115
Other	120,273	107,939
TOTAL	3,618,700	3,237,544
PROPERTY, PLANT AND EQUIPMENT		
Electric	36,343,772	34,495,406
Property under capital lease	783,096	745,504
Natural gas	314,256	303,769
Construction work in progress	1,547,319	1,712,761
Nuclear fuel under capital lease	527,521	465,374
Nuclear fuel	739,827	636,813
TOTAL PROPERTY, PLANT AND EQUIPMENT	40,255,791	38,359,627
Less - accumulated depreciation and amortization	16,866,389	15,930,513
PROPERTY, PLANT AND EQUIPMENT - NET	23,389,402	22,429,114
DEFERRED DEBITS AND OTHER ASSETS		
Regulatory assets:		
Regulatory asset for income taxes - net	619,500	581,719
Other regulatory assets	3,647,154	3,615,104
Deferred fuel costs	172,202	168,122
Goodwill	377,172	377,172
Other	1,006,306	1,047,654
TOTAL	5,822,334	5,789,771
TOTAL ASSETS	$37,364,597	$36,616,818

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND EQUITY

	December 31,	
	2009	2008
	(In Thousands)	
CURRENT LIABILITIES		
Currently maturing long-term debt	$711,957	$544,460
Notes payable	30,031	55,034
Accounts payable	998,228	1,475,745
Customer deposits	323,342	302,303
Taxes accrued	-	75,210
Accumulated deferred income taxes	48,584	-
Interest accrued	192,283	187,310
Deferred fuel costs	219,639	183,539
Obligations under capital leases	212,496	162,393
Pension and other postretirement liabilities	55,031	46,288
System agreement cost equalization	187,204	460,315
Other	215,202	273,297
TOTAL	3,193,997	3,765,894
NON-CURRENT LIABILITIES		
Accumulated deferred income taxes and taxes accrued	7,422,319	6,565,770
Accumulated deferred investment tax credits	308,395	325,570
Obligations under capital leases	354,233	343,093
Other regulatory liabilities	421,985	280,643
Decommissioning and asset retirement cost liabilities	2,939,539	2,677,495
Accumulated provisions	141,315	147,452
Pension and other postretirement liabilities	2,241,039	2,177,993
Long-term debt	10,705,738	11,174,289
Other	711,334	880,998
TOTAL	25,245,897	24,573,303
Commitments and Contingencies		
Subsidiaries' preferred stock without sinking fund	217,343	217,029
EQUITY		
Common Shareholders' Equity:		
Common stock, $.01 par value, authorized 500,000,000 shares; issued 254,752,788 shares in 2009 and 248,174,087 shares in 2008	2,548	2,482
Paid-in capital	5,370,042	4,869,303
Retained earnings	8,043,122	7,382,719
Accumulated other comprehensive loss	(75,185)	(112,698)
Less - treasury stock, at cost (65,634,580 shares in 2009 and 58,815,518 shares in 2008)	4,727,167	4,175,214
Total common shareholders' equity	8,613,360	7,966,592
Subsidiaries' preferred stock without sinking fund	94,000	94,000
TOTAL	8,707,360	8,060,592
TOTAL LIABILITIES AND EQUITY	$37,364,597	$36,616,818

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS, COMPREHENSIVE INCOME, AND PAID-IN CAPITAL

	For the Years Ended December 31,					
	2009		2008		2007	
			(In Thousands)			
RETAINED EARNINGS						
Retained Earnings - Beginning of period	$7,382,719		$6,735,965		$6,113,042	
Add:						
Net income attributable to Entergy Corporation	1,231,092	$1,231,092	1,220,566	$1,220,566	1,134,849	$1,134,849
Adjustments related to implementation of new accounting pronouncements	6,365		-		(4,600)	
Total	1,237,457		1,220,566		1,130,249	
Deduct:						
Dividends declared on common stock	576,913		573,924		507,326	
Capital stock and other expenses	141		(112)		-	
Total	577,054		573,812		507,326	
Retained Earnings - End of period	$8,043,122		$7,382,719		$6,735,965	
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)						
Balance at beginning of period:						
Accumulated derivative instrument fair value changes	$120,830		($12,540)		($105,578)	
Pension and other postretirement liabilities	(232,232)		(107,145)		(105,909)	
Net unrealized investment gains	(4,402)		121,611		104,551	
Foreign currency translation	3,106		6,394		6,424	
Total	(112,698)		8,320		(100,512)	
Net derivative instrument fair value changes arising during the period (net of tax expense of $333, $78,837 and $57,185)	(2,887)	(2,887)	133,370	133,370	93,038	93,038
Pension and other postretirement liabilities (net of tax expense (benefit) of ($34,415), ($68,076) and $29,994)	(35,707)	(35,707)	(125,087)	(125,087)	(1,236)	(1,236)
Net unrealized investment gains (net of tax expense (benefit) of $102,845, ($108,049) and $23,562)	82,929	82,929	(126,013)	(126,013)	17,060	17,060
Adjustment related to implementation of new accounting pronouncement (net of tax benefit of ($4,921))	(6,365)	-	-	-	-	-
Foreign currency translation (net of tax benefit of ($246), ($1,770) and ($16))	(457)	(457)	(3,288)	(3,288)	(30)	(30)
Balance at end of period:						
Accumulated derivative instrument fair value changes	117,943		120,830		(12,540)	
Pension and other postretirement liabilities	(267,939)		(232,232)		(107,145)	
Net unrealized investment gains	72,162		(4,402)		121,611	
Foreign currency translation	2,649		3,106		6,394	
Total	($75,185)		($112,698)		$8,320	
Add: preferred dividend requirements of subsidiaries		19,958		19,969		25,105
Comprehensive Income		$1,294,928		$1,119,517		$1,268,786
PAID-IN CAPITAL						
Paid-in Capital - Beginning of period	$4,869,303		$4,850,769		$4,827,265	
Add:						
Common stock issuances in settlement of equity unit purchase contracts	499,934		-		-	
Common stock issuances related to stock plans	805		18,534		23,504	
Total	500,739		18,534		23,504	
Paid-in Capital - End of period	$5,370,042		$4,869,303		$4,850,769	

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Entergy Corporation and its subsidiaries. As required by generally accepted accounting principles, all significant intercompany transactions have been eliminated in the consolidated financial statements. The Utility operating companies and many other Entergy subsidiaries maintain accounts in accordance with FERC and other regulatory guidelines. Certain previously reported amounts have been reclassified to conform to current classifications, with no effect on net income or shareholders' (or members') equity.

Use of Estimates in the Preparation of Financial Statements

In conformity with generally accepted accounting principles, the preparation of Entergy Corporation's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Revenues and Fuel Costs

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas generate, transmit, and distribute electric power primarily to retail customers in Arkansas, Louisiana, Louisiana, Mississippi, and Texas, respectively. Entergy Gulf States Louisiana also distributes natural gas to retail customers in and around Baton Rouge, Louisiana. Entergy New Orleans sells both electric power and natural gas to retail customers in the City of New Orleans, except for Algiers, where Entergy Louisiana is the electric power supplier. Entergy's Non-Utility Nuclear segment derives almost all of its revenue from sales of electric power generated by plants owned by the Non-Utility Nuclear segment.

Entergy recognizes revenue from electric power and natural gas sales when power or gas is delivered to customers. To the extent that deliveries have occurred but a bill has not been issued, Entergy's Utility operating companies accrue an estimate of the revenues for energy delivered since the latest billings. The Utility operating companies calculate the estimate based upon several factors including billings through the last billing cycle in a month, actual generation in the month, historical line loss factors, and prices in effect in Entergy's Utility operating companies' various jurisdictions. Changes are made to the inputs in the estimate as needed to reflect changes in billing practices. Each month the estimated unbilled revenue amounts are recorded as revenue and unbilled accounts receivable, and the prior month's estimate is reversed. Therefore, changes in price and volume differences resulting from factors such as weather affect the calculation of unbilled revenues from one period to the next, and may result in variability in reported revenues from one period to the next as prior estimates are reversed and new estimates recorded.

Entergy's Utility operating companies' rate schedules include either fuel adjustment clauses or fixed fuel factors, which allow either current recovery in billings to customers or deferral of fuel costs until the costs are billed to customers. Where the fuel component of revenues is billed based on a pre-determined fuel cost (fixed fuel factor), the fuel factor remains in effect until changed as part of a general rate case, fuel reconciliation, or fixed fuel factor filing.

System Energy's operating revenues are intended to recover from Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans operating expenses and capital costs attributable to Grand Gulf. The capital costs are computed by allowing a return on System Energy's common equity funds allocable to its net investment in Grand Gulf, plus System Energy's effective interest cost for its debt allocable to its investment in Grand Gulf.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost. Depreciation is computed on the straight-line basis at rates based on the applicable estimated service lives of the various classes of property. For the Registrant Subsidiaries, the original cost of plant retired or removed, less salvage, is charged to accumulated depreciation. Normal maintenance, repairs, and minor replacement costs are charged to operating expenses. Substantially all of the Registrant Subsidiaries' plant is subject to mortgage liens.

Electric plant includes the portions of Grand Gulf and Waterford 3 that have been sold and leased back. For financial reporting purposes, these sale and leaseback arrangements are reflected as financing transactions.

Net property, plant, and equipment for Entergy (including property under capital lease and associated accumulated amortization) by business segment and functional category, as of December 31, 2009 and 2008, is shown below:

2009	Entergy	Utility	Non-Utility Nuclear	All Other
	(In Millions)			
Production				
Nuclear	$8,105	$5,414	$2,691	$-
Other	1,724	1,724	-	-
Transmission	2,922	2,889	33	-
Distribution	5,948	5,948	-	-
Other	1,876	1,398	255	223
Construction work in progress	1,547	1,134	412	1
Nuclear fuel (leased and owned)	1,267	747	520	-
Property, plant, and equipment - net	$23,389	$19,254	$3,911	$224

2008	Entergy	Utility	Non-Utility Nuclear	All Other
	(In Millions)			
Production				
Nuclear	$7,998	$5,468	$2,530	$-
Other	1,944	1,723	-	221
Transmission	2,757	2,724	33	-
Distribution	5,361	5,361	-	-
Other	1,554	1,283	271	-
Construction work in progress	1,713	1,441	252	20
Nuclear fuel (leased and owned)	1,102	596	506	-
Property, plant, and equipment - net	$22,429	$18,596	$3,592	$241

Depreciation rates on average depreciable property for Entergy approximated 2.7% in 2009, 2008, and 2007. Included in these rates are the depreciation rates on average depreciable utility property of 2.7% in 2009, 2.7% in 2008, and 2.6% in 2007 and the depreciation rates on average depreciable non-utility property of 3.8% in 2009, 3.7% in 2008, and 3.6% in 2007.

"Non-utility property - at cost (less accumulated depreciation)" for Entergy is reported net of accumulated depreciation of $197.8 million and $185.8 million as of December 31, 2009 and 2008, respectively.

Construction expenditures included in accounts payable at December 31, 2009 is $159.8 million.

Jointly-Owned Generating Stations

Certain Entergy subsidiaries jointly own electric generating facilities with affiliates or third parties. The investments and expenses associated with these generating stations are recorded by the Entergy subsidiaries to the extent of their respective undivided ownership interests. As of December 31, 2009, the subsidiaries' investment and accumulated depreciation in each of these generating stations were as follows:

Generating Stations		Fuel-Type	Total Megawatt Capability (1)	Ownership	Investment	Accumulated Depreciation
					(In Millions)	
Utility business:						
Entergy Arkansas -						
Independence	Unit 1	Coal	836	31.50%	$128	$91
	Common Facilities	Coal		15.75%	$32	$23
White Bluff	Units 1 and 2	Coal	1,640	57.00%	$486	$323
Ouachita (3)	Common Facilities	Gas		66.67%	$29	$1
Entergy Gulf States Louisiana -						
Roy S. Nelson	Unit 6	Coal	550	40.25%	$236	$162
Big Cajun 2	Unit 3	Coal	588	24.15%	$141	$89
Ouachita (3)	Common Facilities	Gas		33.33%	$13	$-
Entergy Mississippi -						
Independence	Units 1 and 2 and Common Facilities	Coal	1,678	25.00%	$247	$129
Entergy Texas -						
Roy S. Nelson	Unit 6	Coal	550	29.75%	$173	$115
Big Cajun 2	Unit 3	Coal	588	17.85%	$105	$66
System Energy -						
Grand Gulf	Unit 1	Nuclear	1,210	90.00%(2)	$3,806	$2,315
Non-nuclear wholesale assets:						
Independence	Unit 2	Coal	842	14.37%	$74	$39
	Common Facilities	Coal		7.18%	$15	$14
Harrison County		Gas	550	60.90%	$207	$29

(1) "Total Megawatt Capability" is the dependable load carrying capability as demonstrated under actual operating conditions based on the primary fuel (assuming no curtailments) that each station was designed to utilize.
(2) Includes an 11.5% leasehold interest held by System Energy. System Energy's Grand Gulf lease obligations are discussed in Note 10 to the financial statements.
(3) Ouachita Units 1 and 2 are owned 100% by Entergy Arkansas and Ouachita Unit 3 is owned 100% by Entergy Gulf States Louisiana. The investment and accumulated depreciation numbers above are only for the common facilities.

Nuclear Refueling Outage Costs

Nuclear refueling outage costs are deferred during the outage and amortized over the estimated period to the next outage because these refueling outage expenses are incurred to prepare the units to operate for the next operating cycle without having to be taken off line.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents the approximate net composite interest cost of borrowed funds and a reasonable return on the equity funds used for construction by the Registrant Subsidiaries. AFUDC increases both the plant balance and earnings and is realized in cash through depreciation provisions included in rates.

Income Taxes

Entergy Corporation and the majority of its subsidiaries file a United States consolidated federal income tax return. Each tax paying entity records income taxes as if it were a separate taxpayer and consolidating adjustments are allocated to the tax filing entities in accordance with Entergy's intercompany income tax allocation agreement. Deferred income taxes are recorded for all temporary differences between the book and tax basis of assets and liabilities, and for certain credits available for carryforward. Entergy Louisiana, formed December 31, 2005, was not a member of the consolidated group in 2006 and 2007 and filed a separate federal income tax return. Beginning January 1, 2008, Entergy Louisiana joined the Entergy consolidated federal income tax return.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the tax or rate was enacted.

Investment tax credits are deferred and amortized based upon the average useful life of the related property, in accordance with ratemaking treatment.

Earnings per Share

The following table presents Entergy's basic and diluted earnings per share calculation included on the consolidated statements of income:

	For the Years Ended December 31,								
	2009			2008			2007		
	(In Millions, Except Per Share Data)								
Basic earnings per average common share	Income	Shares	$/share	Income	Shares	$/share	Income	Shares	$/share
Net income attributable to Entergy Corporation	$1,231.1	192.8	$6.39	$1,220.6	190.9	$6.39	$1,134.8	196.6	$5.77
Average dilutive effect of:									
Stock options	-	2.2	(0.07)	-	4.1	(0.13)	-	5.0	(0.14)
Equity units	3.2	0.8	(0.02)	24.7	6.0	(0.06)	-	1.1	(0.03)
Deferred units	-	-	-	-	-	-	-	0.1	-
Diluted earnings per average common share	$1,234.3	195.8	$6.30	$1,245.3	201.0	$6.20	$1,134.8	202.8	$5.60

The calculation of diluted earnings per share excluded 4,368,614 options outstanding at December 31, 2009 that could potentially dilute basic earnings per share in the future. Those options were not included in the calculation of diluted earnings per share because the exercise price of those options exceeded the average market price for the year. As of December 31, 2008, the calculation of diluted earnings per share excluded 3,326,835 options because the exercise price of those options exceeded the average market price for the year. All options to purchase common stock shares in 2007 were included in the computation of diluted earnings per share because the common share average market price at the end of 2007 was greater than the exercise prices of all of the options outstanding.

Entergy had 10,000,000 equity units outstanding as of December 31, 2008, that obligated the holders to purchase a certain number of shares of Entergy common stock for a stated price no later than February 17, 2009. In February 2009, Entergy Corporation was unable to remarket successfully $500 million of notes associated with its equity units. The note holders therefore put the notes to Entergy, Entergy retired the notes, and Entergy issued 6,598,000 shares of common stock to the note holders.

Stock-based Compensation Plans

Entergy grants stock options to key employees of the Entergy subsidiaries, which is described more fully in Note 12 to the financial statements. Effective January 1, 2003, Entergy prospectively adopted the fair value based method of accounting for stock options. Awards under Entergy's plans generally vest over three years. Stock-based compensation expense included in consolidated net income, net of related tax effects, for 2009 is $10.4 million, for 2008 is $10.7 million, and for 2007 is $8.9 million for Entergy's stock options granted.

Accounting for the Effects of Regulation

Entergy's Utility operating companies and System Energy are rate-regulated enterprises whose rates meet three criteria specified in accounting standards. The Utility operating companies and System Energy have rates that (i) are approved by a body empowered to set rates that bind customers (its regulator); (ii) are cost-based; and (iii) can be charged to and collected from customers. These criteria may also be applied to separable portions of a utility's business, such as the generation or transmission functions, or to specific classes of customers. Because the Utility operating companies and System Energy meet these criteria, each of them capitalizes costs that would otherwise be charged to expense if the rate actions of its regulator make it probable that those costs will be recovered in future revenue. Such capitalized costs are reflected as regulatory assets in the accompanying financial statements. When an enterprise concludes that recovery of a regulatory asset is no longer probable, the regulatory asset must be removed from the entity's balance sheet.

An enterprise that ceases to meet the three criteria for all or part of its operations should report that event in its financial statements. In general, the enterprise no longer meeting the criteria should eliminate from its balance sheet all regulatory assets and liabilities related to the applicable operations. Additionally, if it is determined that a regulated enterprise is no longer recovering all of its costs, it is possible that an impairment may exist that could require further write-offs of plant assets.

Entergy Gulf States Louisiana does not apply regulatory accounting standards to the Louisiana retail deregulated portion of River Bend, the 30% interest in River Bend formerly owned by Cajun, and its steam business. The Louisiana retail deregulated portion of River Bend is operated under a deregulated asset plan representing a portion (approximately 15%) of River Bend plant costs, generation, revenues, and expenses established under a 1992 LPSC order. The plan allows Entergy Gulf States Louisiana to sell the electricity from the deregulated assets to Louisiana retail customers at 4.6 cents per kWh or off-system at higher prices, with certain provisions for sharing incremental revenue above 4.6 cents per kWh between ratepayers and shareholders.

Cash and Cash Equivalents

Entergy considers all unrestricted highly liquid debt instruments with an original or remaining maturity of three months or less at date of purchase to be cash equivalents.

Investments

Entergy records decommissioning trust funds on the balance sheet at their fair value. Because of the ability of the Registrant Subsidiaries to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, the Registrant Subsidiaries have recorded an offsetting amount of unrealized gains/(losses) on investment securities in other regulatory liabilities/assets. For the nonregulated portion of River Bend, Entergy Gulf States Louisiana has recorded an offsetting amount of unrealized gains/(losses) in other deferred credits. Decommissioning trust funds for Pilgrim, Indian Point 2, Vermont Yankee, and Palisades do not meet the criteria for regulatory accounting treatment. Accordingly, unrealized gains recorded on the assets in these trust funds are recognized in the accumulated other comprehensive income component of shareholders' equity because these assets are classified as available for sale. Unrealized losses (where cost exceeds fair market value) on the assets in these trust funds are also recorded in the accumulated other comprehensive income component of shareholders' equity unless the unrealized loss is other than temporary and therefore recorded in earnings. Effective January 1, 2009, Entergy adopted an accounting pronouncement providing guidance regarding recognition and presentation of other-than-temporary impairments related to investments in debt securities. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). The assessment of whether an investment in an equity security has suffered an other-than-temporary impairment continues to be based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. See Note 17 to the financial statements for details on the decommissioning trust funds and the other than temporary impairments recorded in 2009 and 2008.

Equity Method Investees

Entergy owns investments that are accounted for under the equity method of accounting because Entergy's ownership level results in significant influence, but not control, over the investee and its operations. Entergy records its share of earnings or losses of the investee based on the change during the period in the estimated liquidation value of the investment, assuming that the investee's assets were to be liquidated at book value. In accordance with this method, earnings are allocated to owners or members based on what each partner would receive from its capital account if, hypothetically, liquidation were to occur at the balance sheet date and amounts distributed were based on recorded book values. Entergy discontinues the recognition of losses on equity investments when its share of losses equals or exceeds its carrying amount for an investee plus any advances made or commitments to provide additional financial support. See Note 14 to the financial statements for additional information regarding Entergy's equity method investments.

Derivative Financial Instruments and Commodity Derivatives

The accounting standards for derivative instruments and hedging activities require that all derivatives be recognized at fair value on the balance sheet, either as assets or liabilities, unless they meet the normal purchase, normal sales criteria. The changes in the fair value of recognized derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

Contracts for commodities that will be delivered in quantities expected to be used or sold in the ordinary course of business, including certain purchases and sales of power and fuel, meet the normal purchase, normal sales criteria and are not recognized on the balance sheet. Revenues and expenses from these contracts are reported on a gross basis in the appropriate revenue and expense categories as the commodities are received or delivered.

For other contracts for commodities in which Entergy is hedging the variability of cash flows related to a variable-rate asset, liability, or forecasted transactions that qualify as cash flow hedges, the changes in the fair value of such derivative instruments are reported in other comprehensive income. To qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be documented to include the risk management objective and strategy and, at inception and on an ongoing basis, the effectiveness of the hedge in offsetting the changes in the cash flows of the item being hedged. Gains or losses accumulated in other comprehensive income are reclassified as earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges are recognized in current-period earnings.

Entergy has determined that contracts to purchase uranium do not meet the definition of a derivative under the accounting standards for derivative instruments because they do not provide for net settlement and the uranium markets are not sufficiently liquid to conclude that forward contracts are readily convertible to cash. If the uranium markets do become sufficiently liquid in the future and Entergy begins to account for uranium purchase contracts as derivative instruments, the fair value of these contracts would be accounted for consistent with Entergy's other derivative instruments.

Fair Values

The estimated fair values of Entergy's financial instruments and derivatives are determined using bid prices and market quotes. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. Gains or losses realized on financial instruments held by regulated businesses may be reflected in future rates and therefore do not accrue to the benefit or detriment of stockholders. Entergy considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments. See Note 16 to the financial statements for further discussion of fair value.

Impairment of Long-Lived Assets

Entergy periodically reviews long-lived assets held in all of its business segments whenever events or changes in circumstances indicate that recoverability of these assets is uncertain. Generally, the determination of recoverability is based on the undiscounted net cash flows expected to result from such operations and assets. Projected net cash flows depend on the future operating costs associated with the assets, the efficiency and availability of the assets and generating units, and the future market and price for energy over the remaining life of the assets.

River Bend AFUDC

The River Bend AFUDC gross-up is a regulatory asset that represents the incremental difference imputed by the LPSC between the AFUDC actually recorded by Entergy Gulf States Louisiana on a net-of-tax basis during the construction of River Bend and what the AFUDC would have been on a pre-tax basis. The imputed amount was only calculated on that portion of River Bend that the LPSC allowed in rate base and is being amortized through August 2025.

Reacquired Debt

The premiums and costs associated with reacquired debt of Entergy's Utility operating companies and System Energy (except that portion allocable to the deregulated operations of Entergy Gulf States Louisiana) are included in regulatory assets and are being amortized over the life of the related new issuances, in accordance with ratemaking treatment.

Taxes Imposed on Revenue-Producing Transactions

Governmental authorities assess taxes that are both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, including, but not limited to, sales, use, value added, and some excise taxes. Entergy presents these taxes on a net basis, excluding them from revenues, unless required to report them differently by a regulatory authority.

Presentation of Non-Controlling Interests

In 2007, a new accounting pronouncement was issued regarding non-controlling interests that requires generally that ownership interests in subsidiaries held by parties other than the reporting company (non-controlling interests) be clearly identified, labeled, and presented in the consolidated balance sheet within equity, but separate from the controlling shareholders' equity, and that the amount of consolidated net income attributable to the reporting company and to the non-controlling interests be clearly identified and presented on the face of the consolidated income statement. This new accounting pronouncement became effective for Entergy in the first quarter 2009 and applies to preferred securities issued by Entergy subsidiaries to third parties.

Presentation of Preferred Stock without Sinking Fund

In connection with the adoption of the new accounting pronouncement regarding non-controlling interests Entergy evaluated the accounting standards regarding the classification and measurement of redeemable securities. These standards require the classification of securities between liabilities and shareholders' equity on the balance sheet if the holders of those securities have protective rights that allow them to gain control of the board of directors in certain circumstances. These rights would have the effect of giving the holders the ability to potentially redeem their securities, even if the likelihood of occurrence of these circumstances is considered remote. The Entergy Arkansas, Entergy Mississippi, and Entergy New Orleans articles of incorporation provide, generally, that the holders of each company's preferred securities may elect a majority of the respective company's board of directors if dividends are not paid for a year, until such time as the dividends in arrears are paid. Therefore, Entergy Arkansas, Entergy Mississippi, and Entergy New Orleans present their preferred securities outstanding between liabilities and shareholders' equity on the balance sheet. Entergy Gulf States Louisiana and Entergy Louisiana, both organized as limited liability companies, have outstanding preferred securities with similar protective rights with respect to unpaid dividends, but provide for the election of board members that would not constitute a majority of the board; and their preferred securities are therefore classified for all periods presented as a component of members' equity.

The outstanding preferred securities of Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Asset Management, whose preferred holders also have protective rights as described in Note 6 to the financial statements, are similarly presented between liabilities and shareholders' equity on Entergy's consolidated balance sheets and the outstanding preferred securities of Entergy Gulf States Louisiana and Entergy Louisiana are presented within total equity in Entergy's consolidated balance sheets. The preferred dividends or distributions paid by all subsidiaries are reflected for all periods presented outside of consolidated net income.

Subsequent Events

Entergy evaluated events of which its management was aware subsequent to December 31, 2009, through the date that this annual report was issued.

New Accounting Pronouncements

In June 2009 the FASB issued SFAS 167, "Amendments to FASB Interpretation No. 46R". SFAS 167 replaces the current quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity.

SFAS 167 also requires additional disclosures on an interim and annual basis about an enterprise's involvement in variable interest entities. The standard will be effective for Entergy in the first quarter 2010. Upon adoption, Entergy expects its subsidiaries that finance their nuclear fuel purchases through nuclear fuel leases to consolidate the special purpose nuclear fuel companies acting as lessors. The adoption of this statement will result in the reclassification of amounts between certain line items in the financial statements.

NOTE 2. RATE AND REGULATORY MATTERS

Regulatory Assets

Other Regulatory Assets

Regulatory assets represent probable future revenues associated with costs that are expected to be recovered from customers through the regulatory ratemaking process affecting the Utility business. In addition to the regulatory assets that are specifically disclosed on the face of the balance sheets, the table below provides detail of "Other regulatory assets" that are included on Entergy's and the Registrant Subsidiaries' balance sheets as of December 31, 2009 and 2008:

Entergy

	2009	2008
	(In Millions)	
Asset Retirement Obligation - recovery dependent upon timing of decommissioning (Note 9) (b)	$403.9	$371.2
Deferred capacity - recovery timing will be determined by the LPSC in the formula rate plan filings (Note 2 – Retail Rate Proceedings – Filings with the LPSC)	23.2	48.4
Grand Gulf fuel - non-current - recovered through rate riders when rates are redetermined periodically (Note 2 – Fuel and purchased power cost recovery)	58.2	28.6
Gas hedging costs - recovered through fuel rates	0.4	66.8
Pension & postretirement costs (Note 11 – Qualified Pension Plans, Other Postretirement Benefits, and Non-Qualified Pension Plans) (b)	1,481.7	1,468.6
Postretirement benefits - recovered through 2012 (Note 11 – Other Postretirement Benefits) (b)	7.2	9.6
Provision for storm damages, including hurricane costs - recovered through securitization, insurance proceeds, and retail rates (Note 2 - Storm Cost Recovery Filings with Retail Regulators)	1,183.2	1,041.4
Removal costs - recovered through depreciation rates (Note 9) (b)	44.4	63.9
River Bend AFUDC - recovered through August 2025 (Note 1 – River Bend AFUDC)	28.1	29.9
Sale-leaseback deferral - Grand Gulf and Waterford 3 Lease Obligations recovered through June 2014 and December 2044, respectively (Note 10 – Sale and Leaseback Transactions – Grand Gulf Lease Obligations and Waterford 3 Lease Obligations)	115.3	122.8
Spindletop gas storage facility - recovered through December 2032 (a)	34.2	35.8
Transition to competition - recovered through February 2021 (Note 2 – Retail Rate Proceedings – Filings with the PUCT and Texas Cities)	101.9	107.6
Unamortized loss on reacquired debt - recovered over term of debt	115.0	124.0
Unrealized loss on decommissioning trust funds	-	42.3
Other	50.5	54.2
Total	$3,647.2	$3,615.1

(a) The jurisdictional split order assigned the regulatory asset to Entergy Texas. The regulatory asset, however, is being recovered and amortized at Entergy Gulf States Louisiana. As a result, a billing will occur monthly over the same term as the recovery and receipts will be submitted to Entergy Texas. Entergy Texas has recorded a receivable from Entergy Gulf States Louisiana and Entergy Gulf States Louisiana has recorded a corresponding payable.

(b) Does not earn a return on investment, but is offset by related liabilities.

Fuel and purchased power cost recovery

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas are allowed to recover certain fuel and purchased power costs through fuel mechanisms included in electric and gas rates that are recorded as fuel cost recovery revenues. The difference between revenues collected and the current fuel and purchased power costs is recorded as "Deferred fuel costs" on the Utility operating companies' financial statements. The table below shows the amount of deferred fuel costs as of December 31, 2009 and 2008, that Entergy expects to recover (or return to customers) through fuel mechanisms, subject to subsequent regulatory review.

	2009	2008
	(In Millions)	
Entergy Arkansas	$122.8	$119.1
Entergy Gulf States Louisiana (a)	$57.8	$8.1
Entergy Louisiana (a)	$66.4	($23.6)
Entergy Mississippi	($72.9)	$5.0
Entergy New Orleans (a)	$8.1	$21.8
Entergy Texas	($102.7)	$21.2

(a) 2009 and 2008 include $100.1 million for Entergy Gulf States Louisiana and $68 million for Entergy Louisiana of fuel, purchased power, and capacity costs that are expected to be recovered over a period greater than twelve months. 2009 includes $4.1 million for Entergy New Orleans of fuel, purchased power, and capacity costs that are expected to be recovered over a period greater than twelve months.

Entergy Gulf States Louisiana made a $36.8 million adjustment to its deferred fuel costs in the fourth quarter 2009 relating to unrecovered nuclear fuel costs incurred since January 2008 that will now be recovered after a revision to the fuel adjustment clause methodology.

Entergy Arkansas

Production Cost Allocation Rider

In its June 2007 decision on Entergy Arkansas' August 2006 rate filing, the APSC approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas as a result of the System Agreement proceedings. These costs cause an increase in Entergy Arkansas' deferred fuel cost balance, because Entergy Arkansas pays the costs over seven months but collects them from customers over twelve months. In December 2007, the APSC issued a subsequent order stating that termination of the rider would be subject to eighteen months advance notice by the APSC, which would occur following notice and hearing.

See Entergy Corporation and Subsidiaries' "**MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS** - System Agreement Proceedings" for a discussion of the System Agreement proceedings.

Energy Cost Recovery Rider

Entergy Arkansas' retail rates include an energy cost recovery rider. In December 2007, the APSC issued an order stating that termination of the energy cost recovery rider would be subject to eighteen months advance notice by the APSC, which would occur following notice and hearing.

In March 2009, Entergy Arkansas filed with the APSC its annual energy cost rate for the period April 2009 through March 2010. The filed energy cost rate decreased from $0.02456/kWh to $0.01552/kWh. The decrease was caused by the following: 1) all three of the nuclear power plants from which Entergy Arkansas obtains power,

ANO 1 and 2 and Grand Gulf, had refueling outages in 2008, and the previous energy cost rate had been adjusted to account for the replacement power costs that would be incurred while these units were down; 2) Entergy Arkansas had a deferred fuel cost liability from over-recovered fuel costs at December 31, 2008, as compared to a deferred fuel cost asset from under-recovered fuel costs at December 31, 2007; offset by 3) an increase in the fuel and purchased power prices included in the calculation.

In August 2009, as provided for by its energy cost recovery rider, Entergy Arkansas filed with the APSC an interim revision to its energy cost rate. The revised energy cost rate is a decrease from $0.01552/kWh to $0.01206/kWh. The decrease was caused by a decrease in natural gas and purchased power prices from the levels used in setting the rate in March 2009. The interim revised energy cost rate went into effect for the first billing cycle of September 2009. In its order approving the new rate, the APSC ordered Entergy Arkansas to show cause why the rate should not be further reduced. In its September 14, 2009 response, Entergy Arkansas explained that it used the same methodology it had used in previous interim revisions, which is based on estimating what the rate would be in the next annual update based on the information known at the time. There has been no further activity in this proceeding.

APSC Investigations

In September 2005, Entergy Arkansas filed with the APSC an interim energy cost rate per the energy cost recovery rider, which provides for an interim adjustment should the cumulative over- or under-recovery for the energy period exceed 10 percent of the energy costs for that period. In early October 2005, the APSC initiated an investigation into Entergy Arkansas' interim energy cost rate. The investigation is focused on Entergy Arkansas' 1) gas contracting, portfolio, and hedging practices; 2) wholesale purchases during the period; 3) management of the coal inventory at its coal generation plants; and 4) response to the contractual failure of the railroads to provide coal deliveries. In March 2006, the APSC extended its investigation to cover the costs included in Entergy Arkansas' March 2006 annual energy cost rate filing, and a hearing was held in the APSC energy cost recovery investigation in October 2006.

In January 2007, the APSC issued an order in its review of the energy cost rate. The APSC found that Entergy Arkansas failed to maintain an adequate coal inventory level going into the summer of 2005 and that Entergy Arkansas should be responsible for any incremental energy costs resulting from two outages caused by employee and contractor error. The coal plant generation curtailments were caused by railroad delivery problems and Entergy Arkansas has since resolved litigation with the railroad regarding the delivery problems. The APSC staff was directed to perform an analysis with Entergy Arkansas' assistance to determine the additional fuel and purchased energy costs associated with these findings and file the analysis within 60 days of the order. After a final determination of the costs is made by the APSC, Entergy Arkansas would be directed to refund that amount with interest to its customers as a credit on the energy cost recovery rider. Entergy Arkansas requested rehearing of the order. In March 2007, in order to allow further consideration by the APSC, the APSC granted Entergy Arkansas' petition for rehearing and for stay of the APSC order.

In October 2008, Entergy Arkansas filed a motion to lift the stay and to rescind the APSC's January 2007 order in light of the arguments advanced in Entergy Arkansas' rehearing petition and because the value for Entergy Arkansas' customers obtained through the resolved railroad litigation is significantly greater than the incremental cost of actions identified by the APSC as imprudent. The APSC staff, the AEEC, and the Arkansas attorney general support the lifting of the stay but request additional proceedings. In December 2008, the APSC denied the motion to lift the stay pending resolution of Entergy Arkansas' rehearing request and of the unresolved issues in the proceeding. The APSC ordered the parties to submit their unresolved issues list in the pending proceeding, which the parties have done. In February 2010 the APSC denied Entergy Arkansas' request for rehearing, and scheduled a hearing for September 2010 to determine the amount of damages, if any, that should be assessed against Entergy Arkansas.

The APSC also established a separate docket to consider the resolved railroad litigation, and in February 2010 it established a procedural schedule that concludes with testimony through September 2010. The APSC may set a hearing in a future order, if necessary.

Entergy Gulf States Louisiana and Entergy Louisiana

In Louisiana, Entergy Gulf States Louisiana and Entergy Louisiana recover electric fuel and purchased power costs for the upcoming month based upon the level of such costs from the prior month. Entergy Gulf States Louisiana's purchased gas adjustments include estimates for the billing month adjusted by a surcharge or credit that arises from an annual reconciliation of fuel costs incurred with fuel cost revenues billed to customers, including carrying charges.

In August 2000, the LPSC authorized its staff to initiate a proceeding to audit the fuel adjustment clause filings of Entergy Louisiana pursuant to a November 1997 LPSC general order. The time period that is the subject of the audit is January 1, 2000 through December 31, 2001. In September 2003, the LPSC staff issued its audit report and recommended a disallowance with regard to an alleged failure to uprate Waterford 3 in a timely manner. This issue was resolved with a March 2005 global settlement. Subsequent to the issuance of the audit report, the scope of this docket was expanded to include a review of annual reports on fuel and purchased power transactions with affiliates and a prudence review of transmission planning issues and to include the years 2002 through 2004. Hearings were held in November 2006. In May 2008 the ALJ issued a final recommendation that found in Entergy Louisiana's favor on the issues, except for the disallowance of hypothetical SO_2 allowance costs included in affiliate purchases. The ALJ recommended a refund of the SO_2 allowance costs collected to date and a realignment of these costs into base rates prospectively with an amortization of the refunded amount through base rates over a five-year period. The LPSC issued an order in December 2008 affirming the ALJ's recommendation. Entergy Louisiana recorded a provision for the disallowance, including interest, and refunded approximately $7 million to customers in 2009.

In January 2003, the LPSC authorized its staff to initiate a proceeding to audit the fuel adjustment clause filings of Entergy Gulf States Louisiana and its affiliates pursuant to a November 1997 LPSC general order. The audit will include a review of the reasonableness of charges flowed by Entergy Gulf States Louisiana through its fuel adjustment clause in Louisiana for the period January 1, 1995 through December 31, 2002. Discovery is underway, but a detailed procedural schedule extending beyond the discovery stage has not yet been established, and the LPSC staff has not yet issued its audit report. In June 2005, the LPSC expanded the audit period to include the years through 2004.

Entergy Mississippi

Entergy Mississippi's rate schedules include an energy cost recovery rider that is adjusted quarterly to reflect accumulated over- or under-recoveries from the second prior quarter.

In July 2008 the MPSC began a proceeding to investigate the fuel procurement practices and fuel adjustment schedules of the Mississippi utility companies, including Entergy Mississippi. A two-day public hearing was held in July 2008, and after a recess during which the MPSC reviewed information, the hearing resumed on August 5, 2008, for additional testimony by an expert witness retained by the MPSC. The MPSC's witness presented testimony regarding a review of the utilities' fuel adjustment clauses. The MPSC stated that the goal of the proceeding is fact-finding so that the MPSC may decide whether to amend the current fuel cost recovery process. In February 2009 the MPSC published a final report of its expert witness, which discussed Entergy Mississippi's fuel procurement activities and made recommendations regarding fuel recovery practices in Mississippi.

In addition, in October 2008 the MPSC issued an order directing Entergy Mississippi and Entergy Services to provide documents associated with fuel adjustment clause litigation in Louisiana involving Entergy Louisiana and Entergy New Orleans, and in January 2009 issued an order requiring Entergy Mississippi to provide additional information related to the long-term Evangeline gas contract that had been an issue in the fuel adjustment clause litigation in Louisiana. Entergy Mississippi and Entergy Services filed a response to the MPSC order stating that gas from the Evangeline gas contract had been sold into the Entergy System exchange and had an effect on the costs paid by Entergy Mississippi's customers. The MPSC's investigation is ongoing.

In August 2009 the MPSC retained an independent audit firm to audit Entergy Mississippi's fuel adjustment clause submittals for the period October 2007 through September 2009. The independent audit firm submitted its report to the MPSC in December 2009. The report does not recommend that any costs be disallowed for recovery. The report did suggest that some costs, less than one percent of the fuel and purchased power costs recovered during the period, may have been more reasonably charged to customers through base rates rather than through fuel charges, but the report did not suggest that customers should not have paid for those costs. In November 2009 the MPSC also retained another firm to review processes and practices related to fuel and purchased energy. The results of that review are due to the MPSC in March 2010.

In January 2010 the MPSC issued an order certifying to the Mississippi Legislature the independent audit report and the Public Utilities Staff's annual fuel audit report for the years ended September 30, 2008 and 2009, which did not find any imprudent costs. The order stated that the MPSC will open a rulemaking docket to address certain policy issues regarding allowable fuel adjustment costs, fuel adjustment mechanisms, and related matters.

Mississippi Attorney General Complaint

The Mississippi attorney general filed a complaint in state court in December 2008 against Entergy Corporation, Entergy Mississippi, Entergy Services, and Entergy Power alleging, among other things, violations of Mississippi statutes, fraud, and breach of good faith and fair dealing, and requesting an accounting and restitution. The litigation is wide ranging and relates to tariffs and procedures under which Entergy Mississippi purchases power not generated in Mississippi to meet electricity demand. Entergy believes the complaint is unfounded. On December 29, 2008, the defendant Entergy companies filed to remove the attorney general's suit to U.S. District Court (the forum that Entergy believes is appropriate to resolve the types of federal issues raised in the suit), where it is currently pending, and additionally answered the complaint and filed a counter-claim for relief based upon the Mississippi Public Utilities Act and the Federal Power Act. The Mississippi attorney general has filed a pleading seeking to remand the matter to state court. In May 2009, the defendant Entergy companies filed a motion for judgment on the pleadings asserting grounds of federal preemption, the exclusive jurisdiction of the MPSC, and factual errors in the attorney general's complaint.

Entergy New Orleans

Entergy New Orleans' electric rate schedules include a fuel adjustment tariff designed to reflect no more than targeted fuel and purchased power costs, adjusted by a surcharge or credit for deferred fuel expense arising from the monthly reconciliation of actual fuel and purchased power costs incurred with fuel cost revenues billed to customers, including carrying charges. In June 2006 the City Council authorized the recovery of all Grand Gulf costs through Entergy New Orleans' fuel adjustment clause (a significant portion of Grand Gulf costs was previously recovered through base rates), and continued that authorization in approving the October 2006 formula rate plan filing settlement. Effective June 2009, the majority of Grand Gulf costs were realigned to base rates and are no longer flowed through the fuel adjustment clause.

Entergy New Orleans' gas rate schedules include a purchased gas adjustment to reflect estimated gas costs for the billing month, adjusted by a surcharge or credit similar to that included in the electric fuel adjustment clause, including carrying charges. In October 2005, the City Council approved modification of the gas cost collection mechanism effective November 2005 in order to address concerns regarding its fluctuations, particularly during the winter heating season. The modifications are intended to minimize fluctuations in gas rates during the winter months.

Entergy Texas

Entergy Texas' rate schedules include a fixed fuel factor to recover fuel and purchased power costs, including carrying charges, not recovered in base rates. The fixed fuel factor formula was revised and approved by a PUCT order in August 2006. The new formula was implemented in September 2006. Under the new methodology, semi-annual revisions of the fixed fuel factor will continue to be made in March and September based on the market price of natural gas and changes in fuel mix. The amounts collected under Entergy Texas' fixed fuel factor and any interim surcharge or refund are subject to fuel reconciliation proceedings before the PUCT.

In July 2005, Entergy Texas filed with the PUCT a request for implementation of an incremental purchased capacity recovery rider. Through this rider Entergy Texas sought to recover incremental revenues that represent the incremental purchased capacity costs, including Entergy Texas' obligation to purchase power from Entergy Louisiana's Perryville plant, over what is already in Entergy Texas' base rates. The PUCT approved an initial rider to collect $18 million annually, which was increased to $21 million in subsequent years. Under the settlement of the 2007 rate case discussed below, this rider ceased on January 28, 2009, with the implementation of stipulated base rates. The amounts collected through the rider are subject to reconciliation.

In May 2006, Entergy Texas filed with the PUCT a fuel and purchased power reconciliation case covering the period September 2003 through December 2005 for costs recoverable through the fixed fuel factor rate and the incremental purchased capacity recovery rider. Entergy Texas sought reconciliation of $1.6 billion of fuel and purchased power costs on a Texas retail basis. A hearing was conducted before the ALJs in April 2007. In July 2007, the ALJs issued a proposal for decision recommending that Entergy Texas be authorized to reconcile all of its requested fixed fuel factor expenses and recommending a minor exception to the incremental purchased capacity recovery calculation. The ALJs also recommended granting an exception to the PUCT rules to allow for recovery of an additional $11.4 million in purchased power capacity costs. In September 2007, the PUCT issued an order, which affirmed the ultimate result of the ALJs' proposal for decision. Upon motions for rehearing, the PUCT added additional language in its order on rehearing to further clarify its position that 30% of River Bend should not be regulated by the PUCT. Two parties filed a second motion for rehearing, but the PUCT declined to address them. The PUCT's decision has been appealed to the Travis County District Court.

In March 2007, Entergy Texas filed a request with the PUCT to refund $78.5 million, including interest, of fuel cost recovery over-collections through January 2007. In June 2007 the PUCT approved a unanimous stipulation and settlement agreement that updated the over-collection balance through April 2007 and established a refund amount, including interest, of $109.4 million. The refund was made over a two-month period beginning with the first billing cycle in July 2007.

In October 2007, Entergy Texas filed a request with the PUCT to refund $45.6 million, including interest, of fuel cost recovery over-collections through September 2007. In January 2008, Entergy Texas filed with the PUCT a stipulation and settlement agreement among the parties that updated the over-collection balance through November 2007 and established a refund amount, including interest, of $71 million. The PUCT approved the agreement in February 2008. The refund was made over a two-month period beginning February 2008, but was reduced by $10.3 million of under-recovered incremental purchased capacity costs.

In January 2008, Entergy Texas made a compliance filing with the PUCT describing how its 2007 Rough Production Cost Equalization receipts under the System Agreement were allocated between Entergy Gulf States, Inc.'s Texas and Louisiana jurisdictions. A hearing was held at the end of July 2008, and in October 2008 the ALJ issued a proposal for decision recommending an additional $18.6 million allocation to Texas retail customers. The PUCT adopted the ALJ's proposal for decision in December 2008. Because the PUCT allocation to Texas retail customers is inconsistent with the LPSC allocation to Louisiana retail customers, the PUCT's decision would result in trapped costs between the Texas and Louisiana jurisdictions with no mechanism for recovery. The PUCT denied Entergy Texas' motion for rehearing and Entergy Texas commenced proceedings in both state and federal district courts seeking to reverse the PUCT's decision. The federal proceeding has been abated pending further action by the FERC in the proceeding discussed below. No procedural schedule has been set for the state proceeding.

Entergy Texas also filed with the FERC a proposed amendment to the System Agreement bandwidth formula to specifically calculate the payments to Entergy Gulf States Louisiana and Entergy Texas of Entergy Gulf States, Inc.'s rough production cost equalization receipts for 2007. On May 8, 2009, the FERC issued an order rejecting the proposed amendment, stating, among other things, that the FERC does not have jurisdiction over the allocation of an individual utility's receipts/payments among or between its retail jurisdictions and that this was a matter for the courts to review in the pending proceedings noted above. Because of the FERC's order, Entergy Texas recorded the effects of the PUCT's allocation of the additional $18.6 million to retail customers in the second quarter 2009. On an after-tax basis, the charge to earnings was approximately $13.0 million (including interest). Entergy requested rehearing of the FERC's order, and on July 8, 2009, the FERC granted the request for rehearing for the limited purpose of affording more time for consideration of Entergy's request.

In May 2009, Entergy Texas filed with the PUCT a request to refund $46.1 million, including interest, of fuel cost recovery over-collections through February 2009. Entergy Texas requested that the proposed refund be made over a four-month period beginning June 2009. Pursuant to a stipulation among the various parties, in June 2009 the PUCT issued an order approving a refund of $59.2 million, including interest, of fuel cost recovery overcollections through March 2009. The refund was made over a three-month period beginning July 2009, with the exception of certain industrial and seasonal/agricultural customers who received a one-month refund.

In October 2009, Entergy Texas filed with the PUCT a request to refund approximately $71 million, including interest, of fuel cost recovery over-collections through September 2009. Entergy Texas requested that the proposed refund be made over a six-month period beginning January 2010. Pursuant to a stipulation among the various parties, the PUCT issued an order approving a refund of $87.8 million, including interest, of fuel cost recovery overcollections through October 2009. The refund will be made over a three-month period beginning January 2010, with the exception of certain industrial and seasonal/agricultural customers who received a one-month refund.

Entergy Texas' December 2009 rate case filing, which is discussed below, also includes a request to reconcile $1.8 billion of fuel and purchased power costs covering the period April 2007 through June 2009.

Storm Cost Recovery Filings with Retail Regulators

Entergy Arkansas

Entergy Arkansas Storm Reserve Accounting

The APSC's June 2007 order in Entergy Arkansas' base rate proceeding eliminated storm reserve accounting for Entergy Arkansas. In March 2009 a law was enacted in Arkansas that requires the APSC to permit storm reserve accounting for utilities that request it. Entergy Arkansas filed its request with the APSC, and has reinstated storm reserve accounting effective January 1, 2009. A hearing on Entergy Arkansas' request is scheduled for March 2010.

Entergy Arkansas January 2009 Ice Storm

In January 2009 a severe ice storm caused significant damage to Entergy Arkansas' transmission and distribution lines, equipment, poles, and other facilities. On January 30, 2009, the APSC issued an order inviting and encouraging electric public utilities to file specific proposals for the recovery of extraordinary storm restoration expenses associated with the ice storm. On February 16, 2009, Entergy Arkansas filed a request with the APSC for an accounting order authorizing deferral of the operating and maintenance cost portion of Entergy Arkansas' ice storm restoration costs pending their recovery. The APSC issued such an order in March 2009 subject to certain conditions, including that if Entergy Arkansas seeks to recover the deferred costs, those costs will be subject to investigation for whether they are incremental, prudent, and reasonable. A law was enacted in April 2009 in Arkansas that authorizes securitization of storm damage restoration costs. On February 1, 2010, Entergy Arkansas requested a financing order to issue approximately $127.5 million in storm recovery bonds, which included carrying costs of $11.7 million and $4.6 million of up-front financing costs to pay for ice storm restoration because Entergy Arkansas' analysis demonstrates retail customers will benefit from lower costs using securitization. The APSC has established a procedural schedule that includes a hearing in April 2010 and states that the APSC will issue its final order by June 15, 2010. Entergy Arkansas' September 2009 general rate filing also requested recovery of the January 2009 ice storm costs over 10 years if it was expected that securitization would not produce lower costs for customers, and Entergy Arkansas will remove this request if the APSC approves securitization.

Entergy Texas

Hurricane Rita

In July 2006, Entergy Texas filed an application with the PUCT with respect to its Hurricane Rita reconstruction costs incurred through March 2006. The filing asked the PUCT to determine the amount of reasonable and necessary hurricane reconstruction costs eligible for securitization and recovery, approve the recovery of carrying costs, and approve the manner in which Entergy Texas allocates those costs among its retail customer classes. In December 2006, the PUCT approved $381 million of reasonable and necessary hurricane reconstruction costs incurred through March 31, 2006, plus carrying costs, as eligible for recovery. After netting expected insurance proceeds, the amount is $353 million.

In April 2007, the PUCT issued its financing order authorizing the issuance of securitization bonds to recover the $353 million of hurricane reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. See Note 5 to the financial statements for a discussion of the June 2007 issuance of the securitization bonds.

Hurricane Ike and Hurricane Gustav

Entergy Texas filed an application in April 2009 seeking a determination that $577.5 million of Hurricane Ike and Hurricane Gustav restoration costs are recoverable, including estimated costs for work to be completed. On August 5, 2009, Entergy Texas submitted to the ALJ an unopposed settlement agreement intended to resolve all issues in the storm cost recovery case. Under the terms of the agreement $566.4 million, plus carrying costs, are eligible for recovery. Insurance proceeds will be credited as an offset to the securitized amount. Of the $11.1 million difference between Entergy Texas' request and the amount agreed to, which is part of the black box agreement and not directly attributable to any specific individual issues raised, $6.8 million is operation and maintenance expense for which Entergy Texas recorded a charge in the second quarter 2009. The remaining $4.3 million was recorded as utility plant. The PUCT approved the settlement in August 2009, and in September 2009 the PUCT approved recovery of the costs, plus carrying costs, by securitization. See Note 5 to the financial statements for a discussion of the November 2009 issuance of the securitization bonds.

Entergy Gulf States Louisiana and Entergy Louisiana

Hurricane Gustav and Hurricane Ike

Entergy Gulf States Louisiana and Entergy Louisiana filed their Hurricane Gustav and Hurricane Ike storm cost recovery case with the LPSC in May 2009. In September 2009, Entergy Gulf States Louisiana and Entergy Louisiana made a supplemental filing to, among other things, recommend recovery of the costs and replenishment of the storm reserves by Louisiana Act 55 (passed in 2007) financing. Entergy Gulf States Louisiana and Entergy Louisiana recovered their costs from Hurricane Katrina and Hurricane Rita primarily by Act 55 financing, as discussed below. On December 30, 2009, Entergy Gulf States Louisiana and Entergy Louisiana entered into a stipulation agreement with the LPSC Staff that, if approved, provides for total recoverable costs of approximately

$234 million for Entergy Gulf States Louisiana and $394 million for Entergy Louisiana. Under this stipulation, Entergy Gulf States Louisiana agrees not to recover $4.4 million and Entergy Louisiana agrees not to recover $7.2 million of their storm restoration spending. The stipulation also permits replenishing Entergy Gulf States Louisiana's storm reserve in the amount of $90 million and Entergy Louisiana's storm reserve in the amount of $200 million when Act 55 financing is accomplished. The parties to the proceeding have agreed to a procedural schedule that includes March/April 2010 hearing dates for both the recoverability and the method of recovery proceedings.

Hurricane Katrina and Hurricane Rita

In February 2007, Entergy Louisiana and Entergy Gulf States Louisiana filed a supplemental and amending application by which they sought authority from the LPSC to securitize their Hurricane Katrina and Hurricane Rita storm cost recovery and storm reserve amounts, together with certain debt retirement costs and upfront and ongoing costs of the securitized debt issued. Securitization is authorized by a law signed by the Governor of Louisiana in May 2006. Hearings on the quantification of the amounts eligible for securitization began in late-April 2007. At the start of the hearing, a stipulation among Entergy Gulf States Louisiana, Entergy Louisiana, the LPSC staff, and most other parties in the proceeding was read into the record. The stipulation quantified the balance of storm restoration costs for recovery as $545 million for Entergy Louisiana and $187 million for Entergy Gulf States Louisiana, and set the storm reserve amounts at $152 million for Entergy Louisiana and $87 million for Entergy Gulf States Louisiana. The stipulation also called for securitization of the storm restoration costs and storm reserves in those same amounts. In August 2007, the LPSC issued orders approving recovery of the stipulated storm cost recovery and storm reserve amounts plus certain debt retirement and upfront and ongoing costs through securitization financing.

In March 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed at the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana and Entergy Louisiana storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Legislature (Act 55 financings). The Act 55 financings are expected to produce additional customer benefits as compared to Act 64 traditional securitization. Entergy Gulf States Louisiana and Entergy Louisiana also filed an application requesting LPSC approval for ancillary issues including the mechanism to flow charges and savings to customers via a Storm Cost Offset rider. On April 3, 2008, the Louisiana State Bond Commission granted preliminary approval for the Act 55 financings. On April 8, 2008, the Louisiana Public Facilities Authority (LPFA), which is the issuer of the bonds pursuant to the Act 55 financings, approved requests for the Act 55 financings. On April 10, 2008, Entergy Gulf States Louisiana and Entergy Louisiana and the LPSC Staff filed with the LPSC an uncontested stipulated settlement that includes Entergy Gulf States Louisiana and Entergy Louisiana's proposals under the Act 55 financings, which includes a commitment to pass on to customers a minimum of $10 million and $30 million of customer benefits, respectively, through prospective annual rate reductions of $2 million and $6 million for five years. On April 16, 2008, the LPSC approved the settlement and issued two financing orders and one ratemaking order intended to facilitate implementation of the Act 55 financings. In May 2008, the Louisiana State Bond Commission granted final approval of the Act 55 financings.

On July 29, 2008, the LPFA issued $687.7 million in bonds under the aforementioned Act 55. From the $679 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $152 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $527 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana invested $545 million, including $17.8 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 5,449,861.85 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

On August 26, 2008, the LPFA issued $278.4 million in bonds under the aforementioned Act 55. From the $274.7 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $87 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $187.7 million directly to Entergy Gulf States Louisiana. From the bond proceeds received by Entergy Gulf States Louisiana from the LURC, Entergy Gulf States Louisiana invested $189.4 million, including $1.7 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 1,893,918.39 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

Entergy Gulf States Louisiana and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LPFA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. To service the bonds, Entergy Gulf States Louisiana and Entergy Louisiana collect a system restoration charge on behalf of the LPFA, and remit the collections to the LPFA. By analogy to and in accordance with Entergy's accounting policy for collection of sales taxes, Entergy Gulf States Louisiana and Entergy Louisiana do not report the collections as revenue because they are merely acting as the billing and collection agent for the state.

Entergy Mississippi

In March 2006, the Governor of Mississippi signed a law that established a mechanism by which the MPSC could authorize and certify an electric utility financing order and the state could issue bonds to finance the costs of repairing damage caused by Hurricane Katrina to the systems of investor-owned electric utilities. In June 2006, the MPSC issued an order certifying Entergy Mississippi's Hurricane Katrina restoration costs incurred through March 31, 2006 of $89 million, net of estimated insurance proceeds. Two days later, Entergy Mississippi filed a request with the Mississippi Development Authority for $89 million of Community Development Block Grant (CDBG) funding for reimbursement of its Hurricane Katrina infrastructure restoration costs. Entergy Mississippi also filed a Petition for Financing Order with the MPSC for authorization of state bond financing of $169 million for Hurricane Katrina restoration costs and future storm costs. The $169 million amount included the $89 million of Hurricane Katrina restoration costs plus $80 million to build Entergy Mississippi's storm damage reserve for the future. Entergy Mississippi's filing stated that the amount actually financed through the state bonds would be net of any CDBG funds that Entergy Mississippi received.

In October 2006, the Mississippi Development Authority approved for payment and Entergy Mississippi received $81 million in CDBG funding for Hurricane Katrina costs. The MPSC then issued a financing order authorizing the issuance of state bonds to finance $8 million of Entergy Mississippi's certified Hurricane Katrina restoration costs and $40 million for an increase in Entergy Mississippi's storm damage reserve. $30 million of the storm damage reserve was set aside in a restricted account. A Mississippi state entity issued the bonds in May 2007, and Entergy Mississippi received proceeds of $48 million. Entergy Mississippi does not report the bonds on its balance sheet because the bonds are the obligation of the state entity, and there is no recourse against Entergy Mississippi in the event of a bond default. To service the bonds, Entergy Mississippi collects a system restoration charge on behalf of the issuer, and remits the collections to the issuer. By analogy to and in accordance with Entergy's accounting policy for collection of sales taxes, Entergy Mississippi does not report the collections as revenue because it is merely acting as the billing and collection agent for the state.

Entergy New Orleans

In December 2005, the U.S. Congress passed the Katrina Relief Bill, a hurricane aid package that included CDBG funding (for the states affected by Hurricanes Katrina, Rita, and Wilma) that allowed state and local leaders to fund individual recovery priorities. In March 2007, the City Council certified that Entergy New Orleans incurred $205 million in storm-related costs through December 2006 that are eligible for CDBG funding under the state action plan, and certified Entergy New Orleans' estimated costs of $465 million for its gas system rebuild (which is discussed below). Entergy New Orleans received $180.8 million of CDBG funds in 2007.

Retail Rate Proceedings

Filings with the APSC (Entergy Arkansas)

Retail Rates

2006 Base Rate Filing

In August 2006, Entergy Arkansas filed with the APSC a request for a change in base rates. Entergy Arkansas requested a general base rate increase (using an ROE of 11.25%), which it subsequently adjusted to a request for a $106.5 million annual increase. In June 2007, after hearings on the filing, the APSC ordered Entergy Arkansas to reduce its annual rates by $5 million, and set a return on common equity of 9.9% with a hypothetical common equity level lower than Entergy Arkansas' actual capital structure. For the purpose of setting rates, the APSC disallowed a portion of costs associated with incentive compensation based on financial measures and all costs associated with Entergy's stock-based compensation plans. In addition, under the terms of the APSC's decision, the order eliminated storm reserve accounting and set an amount of $14.4 million in base rates to address storm restoration costs, regardless of the actual annual amount of future restoration costs. The APSC's June 2007 decision left Entergy Arkansas with no mechanism to recover $52 million of costs previously accumulated in Entergy Arkansas' storm reserve and $18 million of removal costs associated with the termination of a lease.

The APSC denied Entergy Arkansas' request for rehearing of its June 2007 decision, and the base rate change was implemented August 29, 2007, effective for bills rendered after June 15, 2007. In December 2008 the Arkansas Court of Appeals upheld almost all aspects of the APSC decision. After considering the progress of the proceeding in light of the decision of the Court of Appeals, Entergy Arkansas recorded in the fourth quarter 2008 an approximately $70 million charge to earnings, on both a pre- and after-tax basis because these are primarily flow-through items, to recognize that the regulatory assets associated with the storm reserve costs, lease termination removal costs, and stock-based compensation are no longer probable of recovery. In April 2009 the Arkansas Supreme Court denied Entergy Arkansas' petition for review of the Court of Appeals decision.

2009 Base Rate Filing

On September 4, 2009, Entergy Arkansas filed with the APSC for a general change in rates, charges, and tariffs. Entergy Arkansas requested a $223.2 million base rate increase that would become effective in July 2010. The filing reflects an 11.5% return on common equity using a projected capital structure, and proposes a formula rate plan mechanism. Proposed formula rate plan provisions include a +/- 25 basis point bandwidth, with earnings outside the bandwidth reset to the 11.5% return on common equity midpoint and rates changing on a prospective basis depending on whether Entergy Arkansas is over or under-earning. The proposed formula rate plan also includes a recovery mechanism for APSC-approved costs for additional capacity purchases or construction/acquisition of new transmission or generating facilities. Entergy Arkansas is also seeking an increase in its annual storm damage accrual from $14.4 million to $22.3 million. The APSC scheduled hearings in the proceeding beginning in May 2010.

Filings with the PUCT and Texas Cities (Entergy Texas)

Retail Rates

2009 Rate Case

In December 2009, Entergy Texas filed a rate case requesting a $198.7 million increase reflecting an 11.5% return on common equity based on an adjusted June 2009 test year. The filing includes a proposed cost of service adjustment rider with a three-year term beginning with the 2010 calendar year as the initial evaluation period. Key provisions include a plus or minus 15 basis point bandwidth, with earnings outside the bandwidth reset to the bottom or top of the band and rates changing prospectively depending upon whether Entergy Texas is under or over-earning. The annual change in revenue requirement is limited to a percentage change in the Consumer Price Index for urban areas, and the filing includes a provision for extraordinary events greater than $10 million per year that would be considered separately. The filing also proposes a purchased power recovery rider and a competitive generation service tariff and will establish test year baseline values to be used in the transmission cost recovery factor rider authorized for use by Entergy Texas in the 2009 legislative session. The rate case also includes a $2.8 million revenue requirement to provide supplemental funding for the decommissioning trust maintained for the 70% share of River Bend for which Entergy Texas retail customers are responsible, in response to an NRC notification of a projected shortfall of decommissioning funding assurance. Hearings in the proceeding are scheduled for July 2010, and the PUCT is required to issue a final order by November 1, 2010. Beginning in May 2010, Entergy Texas will be allowed to implement a $17.5 million interim rate increase, subject to refund. The rates set by a final order will be effective back to September 13, 2010.

2007 Rate Case

Entergy Texas made a rate filing in September 2007 with the PUCT requesting an annual rate increase totaling $107.5 million, including a base rate increase of $64.3 million and riders totaling $43.2 million. On December 16, 2008, Entergy Texas filed a term sheet that reflected a settlement agreement that included the PUCT Staff and the other active participants in the rate case. On December 19, 2008, the ALJs approved Entergy Texas' request to implement interim rates reflecting the agreement. The agreement includes a $46.7 million base rate increase, among other provisions. Under the ALJs' interim order, Entergy Texas implemented interim rates, subject to refund and surcharge, reflecting the rates established through the settlement. These rates became effective with bills rendered on and after January 28, 2009, for usage on and after December 19, 2008. In addition, the existing recovery mechanism for incremental purchased power capacity costs ceased as of January 28, 2009, with purchased power capacity costs then subsumed within the base rates set in this proceeding. The agreement adopted by the PUCT also reconciles fuel and purchased power costs for the period January 1, 2006 through March 31, 2007. Certain Texas municipalities exercised their original jurisdiction and took final action to approve rates consistent with the interim rates approved by the ALJs. In March 2009, the PUCT approved the settlement, which made the interim rates final.

Transition to Competition Costs

In August 2005, Entergy Texas filed with the PUCT an application for recovery of its transition to competition costs. Entergy Texas requested recovery of $189 million in transition to competition costs through implementation of a 15-year rider. The $189 million represents transition to competition costs Entergy Texas incurred from June 1, 1999 through June 17, 2005 in preparing for the potential of competition in its Texas service area, including attendant AFUDC, and all carrying costs projected to be incurred on the transition to competition costs through February 28, 2006. The $189 million is before any gross-up for taxes or carrying costs over the 15-year recovery period. Entergy Texas reached a unanimous settlement agreement, which the PUCT approved in June 2006, on all issues with the active parties in the transition to competition cost recovery case. The agreement allows Entergy Texas to recover $14.5 million per year in transition to competition costs over a 15-year period. Entergy Texas implemented rates based on this revenue level on March 1, 2006.

Filings with the LPSC

Formula Rate Plans (Entergy Gulf States Louisiana and Entergy Louisiana)

In March 2005, the LPSC approved a settlement proposal to resolve various dockets covering a range of issues for Entergy Gulf States Louisiana and Entergy Louisiana. The settlement included the establishment of a three-year formula rate plan for Entergy Gulf States Louisiana that, among other provisions, establishes a return on common equity mid-point of 10.65% for the initial three-year term of the plan and permits Entergy Gulf States Louisiana to recover incremental capacity costs outside of a traditional base rate proceeding. Under the formula rate plan, over- and under-earnings outside an allowed range of 9.9% to 11.4% are allocated 60% to customers and 40% to Entergy Gulf States Louisiana. Entergy Gulf States Louisiana made its initial formula rate plan filing in June 2005. The formula rate plan was subsequently extended one year.

Entergy Louisiana made a rate filing with the LPSC requesting a base rate increase in January 2004. In May 2005 the LPSC approved a settlement that included the adoption of a three-year formula rate plan, the terms of which included an ROE mid-point of 10.25% for the initial three-year term of the plan and permit Entergy Louisiana to recover incremental capacity costs outside of a traditional base rate proceeding. Under the formula rate plan, over- and under-earnings outside an allowed regulatory range of 9.45% to 11.05% will be allocated 60% to customers and 40% to Entergy Louisiana. The initial formula rate plan filing was made in May 2006.

As discussed below the formula rate plans for Entergy Gulf States Louisiana and Entergy Louisiana have been extended, with return on common equity provisions consistent with previously approved provisions, to cover the 2008, 2009, and 2010 test years.

Retail Rates - Electric

(Entergy Louisiana)

In October 2009 the LPSC approved a settlement that resolves Entergy Louisiana's 2006 and 2007 test year filings. The settlement provides for a new formula rate plan for the 2008, 2009, and 2010 test years. Entergy Louisiana is permitted, effective with the November 2009 billing cycle, to reset its rates to achieve a 10.25% return on equity for the 2008 test year. 10.25% is the target midpoint return on equity for the new formula rate plan, with an earnings bandwidth of +/- 80 basis points (9.45% - 11.05%). The rate reset, a $2.5 million increase that includes a $16.3 million cost of service adjustment less a $13.8 million net reduction for decreased capacity costs and a base rate reclassification, was implemented for the November 2009 billing cycle, and the rate reset will be subject to refund pending review of the 2008 test year filing that was made on October 21, 2009. The settlement does not allow recovery through the formula rate plan of most of Entergy Louisiana's costs associated with Entergy's stock option plan. Pursuant to the settlement Entergy Louisiana refunded to its customers $12.9 million, which includes interest, in the November 2009 billing cycle. The LPSC Staff and one intervenor filed comments on the 2008 test year filing in January 2010. Entergy Louisiana has until March 2010 to provide an initial response to the proposed adjustments and discovery is ongoing. Entergy Louisiana will implement any agreed changes by March 15, 2010. A procedural schedule to address any contested issues would be set after March 15, 2010.

In December 2009, Entergy Louisiana filed an application seeking LPSC approval for a $10.3 million revenue requirement to provide supplemental funding for the decommissioning trust maintained for Waterford 3, in response to an NRC notification of a projected shortfall of decommissioning funding assurance. Currently, Entergy Louisiana has $2.2 million in annual retail rates for decommissioning funding.

In May 2008, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2007 test year, seeking an $18.4 million rate increase, comprised of $12.6 million of recovery of incremental and deferred capacity costs and $5.8 million based on a cost of service revenue deficiency related to continued lost contribution to fixed costs associated with the loss of customers due to Hurricane Katrina. In August 2008, Entergy Louisiana implemented a $43.9 million formula rate plan decrease to remove interim storm cost recovery and to reduce the storm damage accrual. Entergy Louisiana then implemented a $16.9 million formula rate plan increase, subject to refund, effective the first billing cycle in September 2008, comprised of $12.6 million of recovery of incremental and deferred capacity costs and $4.3 million based on a cost of service deficiency.

In May 2007, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2006 test year, indicating a 7.6% earned return on common equity. In September 2007, Entergy Louisiana modified its formula rate plan filing to reflect its implementation of certain adjustments proposed by the LPSC Staff in its review of Entergy Louisiana's original filing with which Entergy Louisiana agreed, and to reflect its implementation of an $18.4 million annual formula rate plan increase comprised of (1) a $23.8 million increase representing 60% of Entergy Louisiana's revenue deficiency, and (2) a $5.4 million decrease for reduced incremental and deferred capacity costs. In October 2007, Entergy Louisiana implemented a $7.1 million formula rate plan decrease that was due primarily to the reclassification of certain franchise fees from base rates to collection via a line item on customer bills pursuant to an LPSC Order.

In May 2006, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2005 test year. Entergy Louisiana modified the filing in August 2006 to reflect a 9.45% return on equity which is within the allowed bandwidth. The modified filing includes an increase of $24.2 million for interim recovery of storm costs from Hurricanes Katrina and Rita and a $119.2 million rate increase to recover LPSC-approved incremental deferred and ongoing capacity costs. The filing requested recovery of approximately $50 million for the amortization of capacity deferrals over a three-year period, including carrying charges, and approximately $70 million for ongoing capacity costs. The increase was implemented, subject to refund, with the first billing cycle of September 2006. Entergy Louisiana subsequently updated its formula rate plan rider to reflect adjustments proposed by the LPSC Staff with which it agrees. The adjusted return on equity of 9.56% remains within the allowed bandwidth. Ongoing and deferred incremental capacity costs were reduced to $118.7 million. The updated formula rate plan rider was implemented, subject to refund, with the first billing cycle of October 2006. An uncontested stipulated settlement was filed in February 2008 that left the current base rates in place, and the LPSC approved the settlement in March 2008. In the settlement Entergy Louisiana agreed to credit customers $7.2 million, plus $0.7 million of interest, for customer contributions to the Central States Compact in Nebraska that was never completed and agreed to a one-time $2.6 million deduction from the deferred capacity cost balance. The credit, for which Entergy Louisiana had previously recorded a provision, was made in May 2008.

(Entergy Gulf States Louisiana)

In October 2009 the LPSC approved a settlement that resolves Entergy Gulf States Louisiana's 2007 test year filing. The settlement provides for a new formula rate plan for the 2008, 2009, and 2010 test years. Entergy Gulf States Louisiana is permitted, effective with the November 2009 billing cycle, to reset its rates to achieve a 10.65% return on equity for the 2008 test year. 10.65% is the target midpoint return on equity for the new formula rate plan, with an earnings bandwidth of +/- 75 basis points (9.90% - 11.40%). The rate reset, a $44.3 million increase that includes a $36.9 million cost of service adjustment, plus $7.4 million net for increased capacity costs and a base rate reclassification, was implemented for the November 2009 billing cycle, and the rate reset will be subject to refund pending review of the 2008 test year filing that was made on October 21, 2009. The settlement does not allow recovery through the formula rate plan of most of Entergy Gulf States Louisiana's costs associated with Entergy's stock option plan. Pursuant to the settlement Entergy Gulf States Louisiana refunded to its customers $3.7 million, which includes interest, in the November 2009 billing cycle. In January 2010, Entergy Gulf States Louisiana implemented an additional $23.9 million rate increase pursuant to a special rate implementation filing made in December 2009, primarily for incremental capacity costs approved by the LPSC. The discovery and comment period for the 2008 test year filing is currently open, and Entergy Gulf States Louisiana will implement any agreed changes by March 15, 2010. A procedural schedule to address any contested issues would be set after March 15, 2010.

In December 2009, Entergy Gulf States Louisiana filed an application seeking LPSC approval for a $9.7 million revenue requirement to provide supplemental funding for the decommissioning trust maintained for the LPSC-regulated 70% share of River Bend, in response to an NRC notification of a projected shortfall of decommissioning funding assurance. Currently, Entergy Gulf States Louisiana's annual retail rates contain no amount for decommissioning funding.

In May 2008, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2007 test year. The filing reflected a 9.26% return on common equity, which was below the allowed earnings bandwidth, and indicated a $5.4 million revenue deficiency, offset by a $4.1 million decrease in required additional capacity costs. Entergy Gulf States Louisiana implemented a $20.7 million formula rate plan decrease, subject to refund, effective the first billing cycle in September 2008. The decrease included removal of interim storm cost recovery and a reduction in the storm damage accrual. Entergy Gulf States Louisiana then implemented a $16.0 million formula rate plan increase, subject to refund, effective the first billing cycle in October 2008 to collect previously deferred and ongoing costs associated with LPSC approved additional capacity, including the Ouachita power plant. In November 2008 Entergy Gulf States Louisiana filed to implement an additional increase of $9.3 million to recover the costs of a new purchased power agreement.

In May 2007, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2006 test year. The filing reflected a 10.0% return on common equity, which was within the allowed earnings bandwidth, and an anticipated formula rate plan decrease of $23 million annually attributable to adjustments outside of the formula rate plan sharing mechanism related to capacity costs and the anticipated securitization of storm costs related to Hurricane Katrina and Hurricane Rita and the securitization of a storm reserve. In September 2007, Entergy Gulf States Louisiana modified the formula rate plan filing to reflect a 10.07% return on common equity, which was still within the allowed bandwidth. The modified filing also reflected implementation of a $4.1 million rate increase, subject to refund, attributable to recovery of additional LPSC-approved incremental deferred and ongoing capacity costs. The rate decrease anticipated in the original filing did not occur because of the additional capacity costs approved by the LPSC, and because securitization of storm costs associated with Hurricane Katrina and Hurricane Rita and the establishment of a storm reserve had not yet occurred. In October 2007, Entergy Gulf States Louisiana implemented a $16.4 million formula rate plan decrease that was due to the reclassification of certain franchise fees from base rates to collection via a line item on customer bills pursuant to an LPSC order. In March 2008 the LPSC approved an uncontested stipulated settlement that left the current base rates in place and extended the formula rate plan for one year.

In May 2006, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2005 test year. Entergy Gulf States Louisiana modified the filing in August 2006 to reflect an 11.1% return on common equity which is within the allowed bandwidth. The modified filing includes a formula rate plan increase of $17.2 million annually that provides for 1) interim recovery of $10.5 million of storm costs from Hurricane Katrina and Hurricane Rita and 2) recovery of $6.7 million of LPSC-approved incremental deferred and ongoing capacity costs. The increase was implemented with the first billing cycle of September 2006. In May 2007 the LPSC approved a settlement between Entergy Gulf States Louisiana and the LPSC staff, affirming the rates that were implemented in September 2006.

Retail Rates - Gas (Entergy Gulf States Louisiana)

In January 2010, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ended September 30, 2009. The filing showed an earned return on common equity of 10.87%, which is within the earnings bandwidth of 10.5% plus or minus fifty basis points. The sixty day review and comment period for this filing remains open.

In January 2009, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ended September 30, 2008. The filing showed a revenue deficiency of $529 thousand based on a return on common equity mid-point of 10.5%. In April 2009, Entergy Gulf States Louisiana implemented a $255 thousand rate increase pursuant to an uncontested settlement with the LPSC staff.

In January 2008, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ending September 30, 2007. The filing showed a revenue deficiency of $3.7 million based on a return on common equity mid-point of 10.5%. Entergy Gulf States Louisiana implemented a $3.4 million rate increase in April 2008 pursuant to an uncontested agreement with the LPSC staff.

In January 2007, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ending September 30, 2006. The filing showed a revenue deficiency of $3.5 million based on a return on common equity mid-point of 10.5%. In March 2007, Entergy Gulf States Louisiana filed a set of rate and rider schedules that reflected all proposed LPSC staff adjustments and implemented a $2.4 million base rate increase effective with the first billing cycle of April 2007 pursuant to the rate stabilization plan.

Filings with the MPSC (Entergy Mississippi)

Formula Rate Plan Filings

In September 2009, Entergy Mississippi filed proposed modifications to its formula rate plan rider. The proposed modifications include: (1) resetting Entergy Mississippi's return on common equity to the middle of the formula rate plan bandwidth each year and eliminating the 50/50 sharing in the current plan, (2) replacing the current rate change limit of two percent of revenues subject to a $14.5 million revenue adjustment cap with a proposed limit of four percent of revenues, (3) implementing a projected test year for the annual filing and subsequent look-back for the prior year, and (4) modifying the performance measurement process.

In March 2009, Entergy Mississippi made with the MPSC its annual scheduled formula rate plan filing for the 2008 test year. The filing reported a $27.0 million revenue deficiency and an earned return on common equity of 7.41%. Entergy Mississippi requested a $14.5 million increase in annual electric revenues, which is the maximum increase allowed under the terms of the formula rate plan. The MPSC issued an order on June 30, 2009, finding that Entergy Mississippi's earned return was sufficiently below the lower bandwidth limit set by the formula rate plan to require a $14.5 million increase in annual revenues, effective for bills rendered on or after June 30, 2009.

In March 2008, Entergy Mississippi made its annual scheduled formula rate plan filing for the 2007 test year with the MPSC. The filing showed that a $10.1 million increase in annual electric revenues is warranted. In June 2008, Entergy Mississippi reached a settlement with the Mississippi Public Utilities Staff that would result in a $3.8 million rate increase. In January 2009 the MPSC rejected the settlement and left the current rates in effect. Entergy Mississippi appealed the MPSC's decision to the Mississippi Supreme Court. After the decision of the MPSC regarding the formula rate plan filing for the 2008 test year, Entergy Mississippi filed a motion to dismiss its appeal to the Mississippi Supreme Court.

In March 2007, Entergy Mississippi made its annual scheduled formula rate plan filing for the 2006 test year with the MPSC. The filing showed that an increase of $12.9 million in annual electric revenues is warranted. In June 2007 the MPSC approved a joint stipulation between Entergy Mississippi and the Mississippi Public Utilities staff that provides for a $10.5 million rate increase, which was effective beginning with July 2007 billings.

Filings with the City Council (Entergy New Orleans)

Formula Rate Plans and Storm-related Riders

On July 31, 2008, Entergy New Orleans filed an electric and gas base rate case with the City Council. On April 2, 2009, the City Council approved a comprehensive settlement. The settlement provided for a net $35.3 million reduction in combined fuel and non-fuel electric revenue requirement, including conversion of the $10.6 million voluntary recovery credit to a permanent reduction and substantial realignment of Grand Gulf cost recovery from fuel to electric base rates, and a $4.95 million gas base rate increase, both effective June 1, 2009, with adjustment of the customer charges for all rate classes. A new three-year formula rate plan was also adopted, with terms including an 11.1% benchmark electric return on common equity (ROE) with a +/- 40 basis point bandwidth and a 10.75% benchmark gas ROE with a +/- 50 basis point bandwidth. Earnings outside the bandwidth reset to the midpoint benchmark ROE, with rates changing on a prospective basis depending on whether Entergy New Orleans is over- or under-earning. The formula rate plan also includes a recovery mechanism for City Council-approved capacity additions, plus provisions for extraordinary cost changes and force majeure events.

The rate case settlement also included $3.1 million per year in electric rates to fund the Energy Smart energy efficiency programs. In September 2009 the City Council approved the energy efficiency programs filed by Entergy New Orleans. The rate settlement provides an incentive for Entergy New Orleans to meet or exceed energy savings targets set by the City Council and provides a mechanism for Entergy New Orleans to recover lost contribution to fixed costs associated with the energy savings generated from the energy efficiency programs. The programs are expected to begin in 2010.

In June 2006, Entergy New Orleans made its annual formula rate plan filings with the City Council. The filings presented various alternatives to reflect the effect of Entergy New Orleans' lost customers and decreased revenue following Hurricane Katrina. The alternative that Entergy New Orleans recommended adjusts for lost customers and assumes that the City Council's June 2006 decision to allow recovery of all Grand Gulf costs through the fuel adjustment clause stays in place during the rate-effective period (a significant portion of Grand Gulf costs was previously recovered through base rates).

At the same time as it made its formula rate plan filings, Entergy New Orleans also filed with the City Council a request to implement two storm-related riders. With the first rider, Entergy New Orleans sought to recover the electric and gas restoration costs that it had actually spent through March 31, 2006. Entergy New Orleans also proposed semiannual filings to update the rider for additional restoration spending and also to consider the receipt of CDBG funds or insurance proceeds that it may receive. With the second rider, Entergy New Orleans sought to establish a storm reserve to provide for the risk of another storm.

In October 2006, the City Council approved a settlement agreement that resolved Entergy New Orleans' rate and storm-related rider filings by providing for phased-in rate increases, while taking into account with respect to storm restoration costs the anticipated receipt of CDBG funding as recommended by the Louisiana Recovery Authority. The settlement provided for a 0% increase in electric base rates through December 2007, with a $3.9 million increase implemented in January 2008. Recovery of all Grand Gulf costs through the fuel adjustment clause was continued. Gas base rates increased by $4.75 million in November 2006 and increased by additional $1.5 million in March 2007 and an additional $4.75 million in November 2007. The settlement called for Entergy New Orleans to file a base rate case by July 31, 2008, which it did as discussed above. The settlement agreement discontinued the formula rate plan and the generation performance-based plan but permitted Entergy New Orleans to file an application to seek authority to implement formula rate plan mechanisms no sooner than six months following the effective date of the implementation of the base rates resulting from the July 31, 2008 base rate case. The settlement also authorized a $75 million storm reserve for damage from future storms, which will be created over a ten-year period through a storm reserve rider beginning in March 2007. These storm reserve funds will be held in a restricted escrow account.

In January 2008, Entergy New Orleans voluntarily implemented a 6.15% base rate credit (the recovery credit) for electric customers, which returned approximately $11.3 million to electric customers in 2008. Entergy New Orleans was able to implement this credit because during 2007 the recovery of New Orleans after Hurricane Katrina was occurring faster than expected in 2006 projections. In addition, Entergy New Orleans committed to set aside $2.5 million for an energy efficiency program focused on community education and outreach and weatherization of homes.

Fuel Adjustment Clause Litigation

In April 1999, a group of ratepayers filed a complaint against Entergy New Orleans, Entergy Corporation,

Entergy Services, and Entergy Power in state court in Orleans Parish purportedly on behalf of all Entergy New Orleans ratepayers. The plaintiffs seek treble damages for alleged injuries arising from the defendants' alleged violations of Louisiana's antitrust laws in connection with certain costs passed on to ratepayers in Entergy New Orleans' fuel adjustment filings with the City Council. In particular, plaintiffs allege that Entergy New Orleans improperly included certain costs in the calculation of fuel charges and that Entergy New Orleans imprudently purchased high-cost fuel or energy from other Entergy affiliates. Plaintiffs allege that Entergy New Orleans and the other defendant Entergy companies conspired to make these purchases to the detriment of Entergy New Orleans' ratepayers and to the benefit of Entergy's shareholders, in violation of Louisiana's antitrust laws. Plaintiffs also seek to recover interest and attorneys' fees. Entergy filed exceptions to the plaintiffs' allegations, asserting, among other things, that jurisdiction over these issues rests with the City Council and the FERC. In March 2004, the plaintiffs supplemented and amended their petition. If necessary, at the appropriate time, Entergy will also raise its defenses to the antitrust claims. The suit in state court was stayed by stipulation of the parties and order of the court pending review of the decision by the City Council in the proceeding discussed in the next paragraph.

Plaintiffs also filed a corresponding complaint with the City Council in order to initiate a review by the City Council of the plaintiffs' allegations and to force restitution to ratepayers of all costs they allege were improperly and imprudently included in the fuel adjustment filings. Testimony was filed on behalf of the plaintiffs in this proceeding asserting, among other things, that Entergy New Orleans and other defendants have engaged in fuel procurement and power purchasing practices and included costs in Entergy New Orleans' fuel adjustment that could have resulted in Entergy New Orleans customers being overcharged by more than $100 million over a period of years. Hearings were held in February and March 2002. In February 2004, the City Council approved a resolution that resulted in a refund to customers of $11.3 million, including interest, during the months of June through September 2004. In May 2005 the Civil District Court for the Parish of Orleans affirmed the City Council resolution, finding no support for the plaintiffs' claim that the refund amount should be higher. In June 2005, the plaintiffs appealed the Civil District Court decision to the Louisiana Fourth Circuit Court of Appeal. On February 25, 2008, the Fourth Circuit Court of Appeal issued a decision affirming in part, and reversing in part, the Civil District Court's decision. Although the Fourth Circuit Court of Appeal did not reverse any of the substantive findings and conclusions of the City Council or the Civil District Court, the Fourth Circuit found that the amount of the refund was arbitrary and capricious and increased the amount of the refund to $34.3 million. Entergy New Orleans and the City Council filed with the Louisiana Supreme Court seeking, among other things, review and reversal of the Fourth Circuit decision. In April 2009 the Louisiana Supreme Court reversed the decision of the Louisiana Fourth Circuit Court of Appeal and reinstated the decision of the Civil District Court. In May 2009 the Louisiana Supreme Court denied the plaintiffs' request for rehearing. In January 2010 the plaintiffs filed a motion to lift the stay and to supplement and amend their state court petition.

In the Entergy New Orleans bankruptcy proceeding, the named plaintiffs in the Entergy New Orleans fuel clause lawsuit, together with the named plaintiffs in the Entergy New Orleans rate of return lawsuit, filed a Complaint for Declaratory Judgment asking the court to declare that Entergy New Orleans, Entergy Corporation, and Entergy Services are a single business enterprise, and, as such, are liable in solido with Entergy New Orleans for any claims asserted in the Entergy New Orleans fuel adjustment clause lawsuit and the Entergy New Orleans rate of return lawsuit, and, alternatively, that the automatic stay be lifted to permit the movants to pursue the same relief in state court. The bankruptcy court dismissed the action on April 26, 2006. The matter was appealed to the U.S. District Court for the Eastern District of Louisiana, and the district court affirmed the dismissal in October 2006, but on different grounds, concluding that the lawsuit was premature. In Entergy New Orleans' plan of reorganization that was confirmed by the bankruptcy court in May 2007, the plaintiffs' claims are treated as unimpaired "Litigation Claims," which will "ride through" the bankruptcy proceeding, with any legal, equitable and contractual rights to which the plaintiffs' Litigation Claim entitles the plaintiffs unaltered by the plan of reorganization.

Electric Industry Restructuring (Entergy Texas)

In June 2009, a law was enacted in Texas that requires Entergy Texas to cease all activities relating to Entergy Texas' transition to competition. The law allows Entergy Texas to remain a part of the SERC Region, although it does not prevent Entergy Texas from joining the Southwest Power Pool. The law provides that proceedings to certify a power region that Entergy Texas belongs to as a qualified power region can be initiated by the PUCT, or on motion by another party, when the conditions supporting such a proceeding exist. Under the new law, the PUCT may not approve a transition to competition plan for Entergy Texas until the expiration of four years from the PUCT's certification of Entergy Texas' power region. In response to the new law, Entergy Texas in June 2009 gave notice to the PUCT of the withdrawal of its previously filed transition to competition plan, and requested that its transition to competition proceeding be dismissed. In July 2009 the ALJ dismissed the proceeding.

The new law also contains provisions that allow Entergy Texas to be included in a cost recovery mechanism that permits annual filings for the recovery of reasonable and necessary expenditures for transmission infrastructure improvement and changes in wholesale transmission charges. This mechanism was previously available to other non-ERCOT Texas utility companies, but not to Entergy Texas.

The new law further amends already existing law that had required Entergy Texas to propose for PUCT approval a tariff to allow eligible customers the ability to contract for competitive generation. The amending language in the new law provides, among other things, that: 1) the tariff shall not be implemented in a manner that harms the sustainability or competitiveness of manufacturers who choose not to participate in the tariff; 2) Entergy Texas shall "purchase competitive generation service, selected by the customer, and provide the generation at retail to the customer"; and 3) Entergy Texas shall provide and price transmission service and ancillary services under that tariff at a rate that is unbundled from its cost of service. The new law directs that the PUCT may not issue an order on the tariff that is contrary to an applicable decision, rule, or policy statement of a federal regulatory agency having jurisdiction. The new law provides that the PUCT shall approve, reject, or modify the proposed tariff not later than September 1, 2010.

Interruptible Load Proceeding (Entergy Louisiana)

The FERC issued orders in September 2005 and 2007 in which it directed Entergy to remove all interruptible load from certain computations of peak load responsibility commencing April 1, 2004 and to issue any necessary refunds to reflect this change. In addition, in September 2008 the FERC directed the Utility operating companies to make refunds for the period May 1995 through July 1996. In October 2009, the LPSC issued an order approving the flow through to retail rates of the LPSC-jurisdictional portion of the payments and credits resulting from the FERC's orders that had not yet been flowed through to retail rates, which required a net refund to Entergy Louisiana retail customers of $17.6 million, including interest. Of this amount, $5.4 million was refunded subject to adjustment in the event that future action by the FERC or the D.C. Circuit Court of Appeals results in a reversal or change in the amount of the refunds ordered by the FERC in September 2008.

Co-Owner-Initiated Proceeding at the FERC (Entergy Arkansas)

In October 2004, Arkansas Electric Cooperative Corporation (AECC) filed a complaint at the FERC against Entergy Arkansas relating to a contract dispute over the pricing of substitute energy at the co-owned Independence and White Bluff coal plants. The main issue in the case related to the consequences under the governing contracts when the dispatch of the coal units is constrained due to system operating conditions. A hearing was held on the AECC complaint and an ALJ Initial Decision was issued in January 2006 in which the ALJ found AECC's claims to be without merit. On October 25, 2006, the FERC issued its order in the proceeding. In the order, the FERC reversed the ALJ's findings. Specifically, the FERC found that the governing contracts do not recognize the effects of dispatch constraints on the co-owned units. The FERC explained that for over twenty-three years the course of conduct of the parties was such that AECC received its full entitlement to the two coal units, regardless of any reduced output caused by system operating constraints. Based on the order, Entergy Arkansas is required to refund to AECC all excess amounts billed to AECC as a result of the system operating constraints. The FERC denied Entergy Arkansas' request for rehearing and Entergy Arkansas refunded $22.1 million (including interest) to AECC in September 2007. Entergy Arkansas had previously recorded a provision for the estimated effect of this refund. In January 2010 the FERC issued an order conditionally accepting the refund report and ordering further refunds, noting that the refund period should have included the period July 1, 2004 through December 23, 2004. Entergy Arkansas had previously recorded a provision for the estimated effect of this refund.

NOTE 3. INCOME TAXES

Income tax expenses from continuing operations for 2009, 2008, and 2007 for Entergy Corporation and subsidiaries consist of the following:

	2009	2008	2007
Current:			
Federal	($433,105)	$451,517	($1,379,288)
Foreign	154	256	316
State	(108,552)	146,171	27,174
Total	(541,503)	597,944	(1,351,798)
Deferred and non-current -- net	1,191,418	23,022	1,884,383
Investment tax credit adjustments -- net	(17,175)	(17,968)	(18,168)
Income tax expense from continuing operations	$632,740	$602,998	$514,417

Total income taxes for Entergy Corporation and subsidiaries differ from the amounts computed by applying the statutory income tax rate to income before taxes. The reasons for the differences for the years 2009, 2008, and 2007 are:

	2009	2008	2007
		(In Thousands)	
Net income attributable to Entergy Corporation	$1,231,092	$1,220,566	$1,134,849
Preferred dividend requirements of subsidiaries	19,958	19,969	25,105
Consolidated net income	1,251,050	1,240,535	1,159,954
Income taxes	632,740	602,998	514,417
Income before income taxes	$1,883,790	$1,843,533	$1,674,371
Computed at statutory rate (35%)	$659,327	$645,237	$586,030
Increases (reductions) in tax resulting from:			
State income taxes net of federal income tax effect	65,241	9,926	31,066
Regulatory differences - utility plant items	57,383	45,543	50,070
Amortization of investment tax credits	(16,745)	(17,458)	(17,612)
Decommissioning trust fund basis	(7,917)	(417)	(35,684)
Capital gains (losses)	(28,051)	(74,278)	7,126
Flow-through/permanent differences	(49,486)	14,656	(49,609)
Tax reserves	(17,435)	(27,970)	(25,821)
Valuation allowance	(40,795)	11,770	(8,676)
Other - net	11,218	(4,011)	(22,473)
Total income taxes as reported	$632,740	$602,998	$514,417
Effective Income Tax Rate	33.6%	32.7%	30.7%

In December 2009 an Entergy subsidiary sold Class B preferred shares to a third party for $2.1 million. The sale resulted in a capital loss for tax purposes of $73.1 million, providing a federal and state net tax benefit of approximately $28 million that Entergy recorded in the fourth quarter 2009. This amount is included in capital losses in the table above.

Significant components of accumulated deferred income taxes and taxes accrued for Entergy Corporation and subsidiaries as of December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax liabilities:		
Plant-related basis differences	($5,476,972)	($5,269,579)
Net regulatory assets/(liabilities)	(950,354)	(1,026,203)
Power purchase agreements	(862,322)	(773,606)
Nuclear decommissioning trusts	(855,608)	(658,379)
Other	(456,053)	(350,250)
Total	(8,601,309)	(8,078,017)
Deferred tax assets:		
Accumulated deferred investment tax credit	118,587	123,810
Pension-related items	356,284	391,702
Nuclear decommissioning liabilities	313,648	239,814
Sale and leaseback	260,934	252,479
Reserve for regulatory adjustments	103,403	106,302
General contingencies reserve	98,514	27,268
Unbilled/deferred revenues	31,995	27,841
Customer deposits	13,073	76,559
Net operating loss carryforwards	148,979	387,405
Capital losses	45,787	131,690
Other	160,264	126,470
Valuation allowance	(47,998)	(75,502)
Total	1,603,470	1,815,838
Noncurrent accrued taxes (including unrecognized tax benefits)	(473,064)	(296,284)
Accumulated deferred income taxes and taxes accrued	($7,470,903)	($6,558,463)

Entergy's estimated tax attribute carryovers and their expiration dates as of December 31, 2009, are as follows:

Carryover Description	Carryover Amount	Year(s) of expiration
Federal net operating losses	$8.9 billion	2023-2029
State net operating losses	$7.6 billion	2010-2029
Federal capital losses	$165 million	2013-2014
Federal minimum tax credits	$29 million	never
Other federal and state credits	$45 million	2023-2029

The $3 billion cash benefit of the federal net operating loss, less appropriate deposits for uncertain tax positions, is expected to be realized over the next six years.

As a result of the accounting for uncertain tax positions, the amount of the deferred tax assets reflected in the financial statements is less than the amount of the tax effect of the federal and state net operating loss carryovers, tax credit carryovers, and other tax attributes reflected on income tax returns. The deferred tax assets recorded on the operating and capital loss carryovers are approximately $149.6 million and $45.8 million, respectively.

Because it is more likely than not that the benefit from certain state net operating loss carryovers will not be utilized, a valuation allowance of $47 million on the deferred tax assets relating to these state net operating loss carryovers has been provided.

Unrecognized tax benefits

Accounting standards establish a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. If a tax deduction is taken on a tax return, but does not meet the more-likely-than-not recognition threshold, an increase in income tax liability, above what is payable on the tax return, is required to be recorded. A reconciliation of Entergy's beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008	2007
		(In Thousands)	
Gross balance at January 1	$1,825,447	$2,523,794	$2,265,257
Additions based on tax positions related to the current year	2,286,759	378,189	142,827
Additions for tax positions of prior years	697,615	259,434	670,385
Reductions for tax positions of prior years	(372,862)	(166,651)	(450,252)
Settlements	(385,321)	(1,169,319)	(102,485)
Lapse of statute of limitations	(1,147)	-	(1,938)
Gross balance at December 31	4,050,491	1,825,447	2,523,794
Offsets to gross unrecognized tax benefits:			
Credit and loss carryovers	(3,349,589)	(1,265,734)	(654,888)
Cash paid to taxing authorities	(373,000)	(548,000)	(402,000)
Unrecognized tax benefits net of unused tax attributes and payments (1)	$327,902	$11,713	$1,466,906

(1) Potential tax liability above what is payable on tax returns

The balances of unrecognized tax benefits include $522 million, $543 million, and $242 million as of December 31, 2009, 2008, and 2007, respectively, which, if recognized, would lower the effective income tax rates. Because of the effect of deferred tax accounting, the remaining balances of unrecognized tax benefits of $3.53 billion, $1.28 billion, and $1.88 billion as of December 31, 2009, 2008 and 2007 respectively, if disallowed, would not affect the annual effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Entergy accrues interest and penalties expenses related to unrecognized tax benefits in income tax expense. Entergy's December 31, 2009, 2008, and 2007 balance of unrecognized tax benefits includes approximately $48 million, $55 million, and $50 million, respectively, accrued for the possible payment of interest and penalties.

Entergy has deposits of $373 million on account with the IRS to cover its uncertain tax positions.

Entergy does not expect that total unrecognized tax benefits will significantly change within the next twelve months; however, the results of pending litigations and audit issues, discussed below, could result in significant changes.

Income Tax Litigation

For tax years 1997 and 1998, a U.S. Tax Court trial was held in April 2008. The issues before the Court are as follows:

- The ability to credit the U.K. Windfall Tax against U.S. tax as a foreign tax credit. The U.K. Windfall Tax relates to Entergy's former investment in London Electricity.
- The validity of Entergy's change in method of tax accounting for street lighting assets and the related increase in depreciation deductions.

On November 20, 2009, Entergy was directed by the Tax Court to submit a supplement to previously filed supplemental briefs addressing the issues in dispute. A decision is anticipated by the first or second quarter 2010.

On February 21, 2008, the IRS issued a Statutory Notice of Deficiency for the year 2000. A Tax Court Petition was filed on May 5, 2008. Trial is set for April 17, 2010. The Petition challenges the IRS assessment on the same two issues described above as well as the following issue:

- The allowance of depreciation deductions that resulted from Entergy's purchase price allocations on its acquisitions of its Non-Utility Nuclear plants.

With respect to the U.K. Windfall Tax issue, the total tax included in IRS Notices of Deficiency is $82 million. The total tax and interest associated with this issue for all years is $209 million before consideration of cash deposits made with the IRS to offset the potential exposure.

With respect to the street lighting issue, the total tax included in IRS Notices of Deficiency is $22 million. The federal and state tax and interest associated with this issue total $61 million for all open tax years.

With respect to the depreciation deducted on Non-Utility Nuclear plant acquisitions, the total tax included in IRS Notices of Deficiency is $7 million. The federal and state tax and interest associated with this issue total $270 million for all open tax years.

Income Tax Audits

Entergy or one of its subsidiaries files U.S. federal and various state and foreign income tax returns. Other than the matters discussed in the Income Tax Litigation section above, the IRS's and substantially all state taxing authorities' examinations are completed for years before 2004.

2002-2003 IRS Audit

In September 2009, Entergy entered into a partial agreement with the IRS for the years 2002 and 2003. It is a partial agreement because Entergy did not agree to the IRS's adjustments for the U.K. Windfall Tax foreign tax credit and the street lighting issues. Entergy expects to receive a Notice of Deficiency from the IRS on these two issues in the first quarter 2010. These issues will be governed by the outcome of a previous U.S. Tax Court trial for the tax years 1997 and 1998 for which Entergy is awaiting a decision.

2004-2005 IRS Audit

The IRS issued its 2004-2005 Revenue Agent's Report on May 26, 2009.

On June 25, 2009 Entergy filed a formal Protest with the IRS Appeals Office indicating disagreement with certain issues contained in the Revenue Agent's Report. The major issues in dispute are:

- Depreciation of street lighting assets (issue before the Tax Court)
- Depreciable basis of assets acquired in Non-Utility Nuclear plant purchases (issue before the Tax Court)

- Qualified research expenditures for purposes of the research credit
- Inclusion of nuclear decommissioning liabilities in cost of goods sold

It is anticipated that IRS Appeals proceedings on these disputed issues will commence in the second quarter of 2010.

2006-2007 IRS Audit

The IRS commenced an examination of Entergy's 2006 and 2007 U.S. federal income tax returns in the third quarter 2009. To date, the IRS has not proposed any adjustments in the audit of these returns.

Other Tax Matters

When Entergy Louisiana, Inc. restructured effective December 31, 2005, Entergy Louisiana agreed, under the terms of the merger plan, to indemnify its parent, Entergy Louisiana Holdings, Inc. (formerly, Entergy Louisiana, Inc.) for certain tax obligations that arose from the 2002-2003 IRS partial agreement. Because the agreement with the IRS was settled in the fourth quarter 2009, Entergy Louisiana paid Entergy Louisiana Holdings approximately $289 million pursuant to these intercompany obligations in the fourth quarter 2009.

On November 20, 2009, Entergy Corporation and subsidiaries amended the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement such that Entergy Corporation shall be treated, under all provisions of such Agreement, in a manner that is identical to the treatment afforded all subsidiaries, direct or indirect, of Entergy Corporation.

In the fourth quarter 2009, Entergy filed Applications for Change in Method of Accounting for certain costs under Section 263A of the Internal Revenue Code. In the Application, Entergy is requesting permission to treat the nuclear decommissioning liability associated with the operation of its nuclear power plants as a production cost properly includable in cost of goods sold. The effect of this change for Entergy is a $5.7 billion reduction in 2009 taxable income within Non-Utility Nuclear.

NOTE 4. REVOLVING CREDIT FACILITIES, LINES OF CREDIT AND SHORT-TERM BORROWINGS

Entergy Corporation has a revolving credit facility that expires in August 2012 and has a borrowing capacity of $3.5 billion. Entergy Corporation also has the ability to issue letters of credit against the total borrowing capacity of the credit facility. The facility fee is currently 0.09% of the commitment amount. Facility fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate for the year ended December 31, 2009 was 1.377% on the drawn portion of the facility. Following is a summary of the borrowings outstanding and capacity available under the facility as of December 31, 2009.

Capacity	Borrowings	Letters of Credit	Capacity Available
	(In Millions)		
$3,500	$2,566	$28	$906

Entergy Corporation's facility requires it to maintain a consolidated debt ratio of 65% or less of its total capitalization. Entergy is in compliance with this covenant. If Entergy fails to meet this ratio, or if Entergy Corporation or one of the Utility operating companies (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the facility maturity date may occur.

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas each had credit facilities available as of December 31, 2009 as follows:

Company	Expiration Date	Amount of Facility	Interest Rate (a)	Amount Drawn as of December 31, 2009
Entergy Arkansas	April 2010	$88 million (b)	5.00%	-
Entergy Gulf States Louisiana	August 2012	$100 million (c)	0.71%	-
Entergy Louisiana	August 2012	$200 million (d)	0.64%	-
Entergy Mississippi	May 2010	$35 million (e)	1.98%	-
Entergy Mississippi	May 2010	$25 million (e)	1.98%	-
Entergy Mississippi	May 2010	$10 million (e)	1.91%	-
Entergy Texas	August 2012	$100 million (f)	0.71%	-

(a) The interest rate is the weighted average interest rate as of December 31, 2009 applied or that would be applied to the outstanding borrowings under the facility.

(b) The credit facility requires Entergy Arkansas to maintain a debt ratio of 65% or less of its total capitalization and contains an interest rate floor of 5%. Borrowings under the Entergy Arkansas credit facility may be secured by a security interest in its accounts receivable.

(c) The credit facility allows Entergy Gulf States Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2009, no letters of credit were outstanding. The credit facility requires Entergy Gulf States Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, the amount of debt assumed by Entergy Texas ($168 million as of December 31, 2009 and $770 million as of December 31, 2008) is excluded from debt and capitalization in calculating the debt ratio.

(d) The credit facility allows Entergy Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2009, no letters of credit were outstanding. The credit facility requires Entergy Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(e) Borrowings under the Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable. Entergy Mississippi is required to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(f) The credit facility allows Entergy Texas to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2009, no letters of credit were outstanding. The credit facility requires Entergy Texas to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement securitization bonds are excluded from debt and capitalization in calculating the debt ratio.

The facility fees on the credit facilities range from 0.09% to 0.15% of the commitment amount.

The short-term borrowings of the Registrant Subsidiaries are limited to amounts authorized by the FERC. The current FERC-authorized limits are effective through October 31, 2011 under a FERC order dated October 14, 2009. In addition to borrowings from commercial banks, these companies are authorized under a FERC order to borrow from the Entergy System money pool. The money pool is an inter-company borrowing arrangement designed to reduce the Utility subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external borrowings combined may not exceed the FERC-authorized limits. The following are the FERC-authorized limits for short-term borrowings and the outstanding short-term borrowings as of December 31, 2009 (aggregating both money pool and external short-term borrowings) for the Registrant Subsidiaries:

	Authorized	**Borrowings**
	(In Millions)	
Entergy Arkansas	$250	-
Entergy Gulf States Louisiana	$200	-
Entergy Louisiana	$250	-
Entergy Mississippi	$175	-
Entergy New Orleans	$100	-
Entergy Texas	$200	-
System Energy	$200	-

NOTE 5. LONG - TERM DEBT

Long-term debt for Entergy Corporation and subsidiaries as of December 31, 2009 and 2008 consisted of:

	2009	2008
	(In Thousands)	
Mortgage Bonds:		
Libor + 0.40% Series due December 2009-Entergy Gulf States Louisiana (f)	$-	$219,470
4.5% Series due June 2010 - Entergy Arkansas	100,000	100,000
4.67% Series due June 2010 - Entergy Louisiana	55,000	55,000
4.98% Series due July 2010 - Entergy New Orleans	30,000	30,000
5.12% Series due August 2010 - Entergy Gulf States Louisiana (f)	-	100,000
5.83% Series due November 2010 - Entergy Louisiana	150,000	150,000
4.65% Series due May 2011 - Entergy Mississippi	80,000	80,000
4.875% Series due November 2011 - Entergy Gulf States Louisiana (f)	200,000	200,000
6.2% Series due October 2012 - System Energy	70,000	70,000
6.0% Series due December 2012 - Entergy Gulf States Louisiana (f)	-	140,000
5.15% Series due February 2013 - Entergy Mississippi	100,000	100,000
5.40% Series due August 2013 - Entergy Arkansas	300,000	300,000
5.25% Series due August 2013 - Entergy New Orleans	70,000	70,000
5.09% Series due November 2014 - Entergy Louisiana	115,000	115,000
5.6% Series due December 2014 - Entergy Gulf States Louisiana (f)	-	50,000
5.70% Series due June 2015 - Entergy Gulf States Louisiana (f)	200,000	200,000
5.25% Series due August 2015 - Entergy Gulf States Louisiana (f)	92,120	200,000
5.56% Series due September 2015 - Entergy Louisiana	100,000	100,000
5.92% Series due February 2016 - Entergy Mississippi	100,000	100,000
6.75% Series due October 2017 - Entergy New Orleans	25,000	25,000
5.4% Series due May 2018 - Entergy Arkansas	150,000	150,000
6.0% Series due May 2018 - Entergy Gulf States Louisiana	375,000	375,000
4.95% Series due June 2018 - Entergy Mississippi	95,000	95,000
5.0% Series due July 2018 - Entergy Arkansas	115,000	115,000
6.50% Series due September 2018 - Entergy Louisiana	300,000	300,000
7.125% Series due February 2019 - Entergy Texas	500,000	-
5.5% Series due April 2019 - Entergy Louisiana	100,000	100,000
6.64% Series due July 2019 - Entergy Mississippi	150,000	-
5.6% Series due September 2024 - Entergy New Orleans	34,097	34,430
5.59% Series due October 2024 - Entergy Gulf States Louisiana	300,000	-
5.40% Series due November 2024 - Entergy Louisiana	400,000	-
5.66% Series due February 2025 - Entergy Arkansas	175,000	175,000
5.65% Series due September 2029 - Entergy New Orleans	38,950	39,345
6.7% Series due April 2032 - Entergy Arkansas	100,000	100,000
7.6% Series due April 2032 - Entergy Louisiana	150,000	150,000
6.0% Series due November 2032 - Entergy Arkansas	100,000	100,000
6.0% Series due November 2032 - Entergy Mississippi	75,000	75,000
7.25% Series due December 2032 - Entergy Mississippi	100,000	100,000
5.9% Series due June 2033 - Entergy Arkansas	100,000	100,000
6.20% Series due July 2033 - Entergy Gulf States Louisiana (f)	240,000	240,000
6.25% Series due April 2034 - Entergy Mississippi	100,000	100,000
6.4% Series due October 2034 - Entergy Louisiana	70,000	70,000
6.38% Series due November 2034 - Entergy Arkansas	60,000	60,000
6.18% Series due March 2035 - Entergy Gulf States Louisiana (f)	85,000	85,000
6.30% Series due September 2035 - Entergy Louisiana	100,000	100,000

	2009	2008
	(In Thousands)	
7.875% Series due June 2039 - Entergy Texas	150,000	-
Total mortgage bonds	5,950,167	5,068,245
Governmental Bonds (a):		
5.45% Series due 2010, Calcasieu Parish - Louisiana (f)	$11,975	$22,095
6.75% Series due 2012, Calcasieu Parish - Louisiana (f)	26,170	48,285
6.7% Series due 2013, Pointe Coupee Parish - Louisiana (f)	9,460	17,450
5.7% Series due 2014, Iberville Parish - Louisiana (f)	11,710	21,600
5.8% Series due 2015, West Feliciana Parish - Louisiana (f)	15,395	28,400
7.0% Series due 2015, West Feliciana Parish - Louisiana (f)	16,600	39,000
5.8% Series due 2016, West Feliciana Parish - Louisiana (f)	20,000	20,000
6.3% Series due 2016, Pope County - Arkansas (b)	19,500	19,500
4.6% Series due 2017, Jefferson County - Arkansas (b)	54,700	54,700
6.3% Series due 2020, Pope County - Arkansas	120,000	120,000
5.0% Series due 2021, Independence County – Arkansas (b)	45,000	45,000
5.875% Series due 2022, Mississippi Business Finance Corp.	216,000	216,000
5.9% Series due 2022, Mississippi Business Finance Corp.	102,975	102,975
4.9% Series due 2022, Independence County - Mississippi (b)	30,000	30,000
4.6% Series due 2022, Mississippi Business Finance Corp. (b)	16,030	16,030
6.2% Series due 2026, Claiborne County - Mississippi	90,000	90,000
6.6% Series due 2028, West Feliciana Parish - Louisiana (f)	21,680	40,000
Total governmental bonds	827,195	931,035
Other Long-Term Debt:		
Note Payable to NYPA, non-interest bearing, 4.8% implicit rate	$177,543	$198,127
5 year Bank Credit Facility, weighted avg rate 1.377% (Note 4)	2,566,150	3,237,434
Bank term loan, Entergy Corporation, avg rate 1.41%, due 2010	60,000	60,000
7.75% Notes due December 2009, Entergy Corporation	-	267,000
6.58% Notes due May 2010, Entergy Corporation	75,000	75,000
6.9% Notes due November 2010, Entergy Corporation	140,000	140,000
7.625% Notes initially due February 2011, Entergy Corporation (c)	-	500,000
7.06% Notes due March 2011, Entergy Corporation	86,000	86,000
Long-term DOE Obligation (d)	180,683	180,428
Waterford 3 Lease Obligation 7.45% (Note 10)	241,128	247,725
Grand Gulf Lease Obligation 5.13% (Note 10)	266,864	295,304
5.51% Series Senior Secured, Series A due October 2013, Entergy Gulf States Reconstruction Funding	56,728	74,444
5.79% Series Senior Secured, Series A due October 2018, Entergy Gulf States Reconstruction Funding	121,600	121,600
5.93% Series Senior Secured, Series A due June 2022, Entergy Gulf States Reconstruction Funding	114,400	114,400
2.12% Series Senior Secured due February 2016, Entergy Texas Restoration Funding, LLC	182,500	-
3.65% Series Senior Secured due August 2019, Entergy Texas Restoration Funding, LLC	144,800	-
4.38% Series Senior Secured due November 2023, Entergy Texas Restoration Funding, LLC	218,600	-
Bank Credit Facility, weighted avg rate 2.285% (Note 4) - Entergy Texas	-	100,000

	2009	2008
	(In Thousands)	
Unamortized Premium and Discount - Net	(10,635)	(6,906)
Other	18,972	28,913
Total Long-Term Debt	11,417,695	11,718,749
Less Amount Due Within One Year	711,957	544,460
Long-Term Debt Excluding Amount Due Within One Year	$10,705,738	$11,174,289
Fair Value of Long-Term Debt (e)	$10,727,908	$10,117,865

(a) Consists of pollution control revenue bonds and environmental revenue bonds.

(b) The bonds are secured by a series of collateral first mortgage bonds.

(c) In December 2005, Entergy Corporation sold 10 million equity units with a stated amount of $50 each. An equity unit consisted of (1) a note, initially due February 2011 and initially bearing interest at an annual rate of 5.75%, and (2) a purchase contract that obligated the holder of the equity unit to purchase for $50 between 0.5705 and 0.7074 shares of Entergy Corporation common stock on or before February 17, 2009. Entergy paid the holders quarterly contract adjustment payments of 1.875% per year on the stated amount of $50 per equity unit. Under the terms of the purchase contracts, Entergy attempted to remarket the notes in February 2009 but was unsuccessful, the note holders put the notes to Entergy, Entergy retired the notes, and Entergy issued 6,598,000 shares of common stock in the settlement of the purchase contracts.

(d) Pursuant to the Nuclear Waste Policy Act of 1982, Entergy's nuclear owner/licensee subsidiaries have contracts with the DOE for spent nuclear fuel disposal service. The contracts include a one-time fee for generation prior to April 7, 1983. Entergy Arkansas is the only Entergy company that generated electric power with nuclear fuel prior to that date and includes the one-time fee, plus accrued interest, in long-term debt.

(e) The fair value excludes lease obligations of $241 million at Entergy Louisiana and $267 million at System Energy, long-term DOE obligations of $181 million at Entergy Arkansas, and the note payable to NYPA of $178 million at Entergy, and includes debt due within one year. It is determined using bid prices reported by dealer markets and by nationally recognized investment banking firms.

(f) Entergy Gulf States Louisiana remains primarily liable for all of the long-term debt issued by Entergy Gulf States, Inc. that was outstanding on December 31, 2007 and has not been subsequently repaid. Under a debt assumption agreement with Entergy Gulf States Louisiana, Entergy Texas assumed approximately 46% of this long-term debt.

The annual long-term debt maturities (excluding lease obligations and long-term DOE obligations) for debt outstanding as of December 31, 2009, for the next five years are as follows:

	Amount
	(In Thousands)
2010	$652,916
2011	$394,778
2012	$2,689,454
2013	$554,154
2014	$144,920

In November 2000, Entergy's Non-Utility Nuclear business purchased the FitzPatrick and Indian Point 3 power plants in a seller-financed transaction. Entergy issued notes to NYPA with seven annual installments of approximately $108 million commencing one year from the date of the closing, and eight annual installments of $20 million commencing eight years from the date of the closing. These notes do not have a stated interest rate, but have an implicit interest rate of 4.8%. In accordance with the purchase agreement with NYPA, the purchase of Indian Point 2 in 2001 resulted in Entergy's Non-Utility Nuclear business becoming liable to NYPA for an additional $10 million per year for 10 years, beginning in September 2003. This liability was recorded upon the purchase of Indian Point 2 in September 2001, and is included in the note payable to NYPA balance above. In July 2003, a payment of $102 million was made prior to maturity on the note payable to NYPA. Under a provision in a letter of credit supporting these notes, if certain of the Utility operating companies or System Energy were to default on other indebtedness, Entergy could be required to post collateral to support the letter of credit.

Covenants in the Entergy Corporation notes require it to maintain a consolidated debt ratio of 65% or less of its total capitalization. If Entergy's debt ratio exceeds this limit, or if Entergy Corporation or certain of the Utility operating companies default on other indebtedness or are in bankruptcy or insolvency proceedings, an acceleration of the notes' maturity dates may occur.

Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy Texas, and System Energy have received FERC long-term financing orders authorizing long-term securities issuances. Entergy Arkansas has received an APSC long-term financing order authorizing long-term securities issuances. The long-term securities issuances of Entergy New Orleans are limited to amounts authorized by the City Council, and the current authorization extends through August 2010.

Capital Funds Agreement

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf;
- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

Entergy Texas Securitization Bonds - Hurricane Rita

In April 2007, the PUCT issued a financing order authorizing the issuance of securitization bonds to recover $353 million of Entergy Texas' Hurricane Rita reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. In June 2007, Entergy Gulf States Reconstruction Funding I, LLC, a company wholly-owned and consolidated by Entergy Texas, issued $329.5 million of senior secured transition bonds (securitization bonds), as follows:

	Amount
	(In Thousands)
Senior Secured Transition Bonds, Series A:	
Tranche A-1 (5.51%) due October 2013	$93,500
Tranche A-2 (5.79%) due October 2018	121,600
Tranche A-3 (5.93%) due June 2022	114,400
Total senior secured transition bonds	$329,500

Although the principal amount of each tranche is not due until the dates given above, Entergy Gulf States Reconstruction Funding expects to make principal payments on the bonds over the next five years in the amounts of $18.6 million for 2010, $19.7 million for 2011, $20.8 million for 2012, $21.9 million for 2013, and $23.2 million for 2014. All of the scheduled principal payments for 2010-2012 are for Tranche A-1, except for $2.3 million for Tranche A-2 in 2012, and all of the scheduled principal payments for 2013-2014 are for Tranche A-2.

With the proceeds, Entergy Gulf States Reconstruction Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. Entergy Texas began cost recovery through the transition charge in July 2007. The creditors of Entergy Texas do not have recourse to the assets or revenues of Entergy Gulf States Reconstruction Funding, including the transition property, and the creditors of Entergy Gulf States Reconstruction Funding do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to Entergy Gulf States Reconstruction Funding except to remit transition charge collections.

Entergy Texas Securitization Bonds - Hurricane Ike and Hurricane Gustav

In September 2009 the PUCT authorized the issuance of securitization bonds to recover $566.4 million of Entergy Texas' Hurricane Ike and Hurricane Gustav restoration costs, plus carrying costs and transition costs, offset by insurance proceeds. In November 2009, Entergy Texas Restoration funding, LLC (Entergy Texas Restoration Funding), a company wholly-owned and consolidated by Entergy Texas, issued $545.9 million of senior secured transition bonds (securitization bonds), as follows:

	Amount
	(In Thousands)
Senior Secured Transition Bonds	
Tranche A-1 (2.12%) due February 2016	$182,500
Tranche A-2 (3.65%) due August 2019	144,800
Tranche A-3 (4.38%) due November 2023	218,600
Total senior secured transition bonds	$545,900

Although the principal amount of each tranche is not due until the dates given above, Entergy Texas Restoration Funding expects to make principal payments on the bonds over the next five years in the amount of $12.7 million for 2010, $37.8 million for 2011, $38.6 million for 2012, $39.4 million for 2013, and $40.2 million for 2014. All of the expected principal payments for 2010-2014 are for Tranche A-1.

With the proceeds, Entergy Texas Restoration Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. Entergy Texas expects to use the proceeds to reduce debt. The creditors of Entergy Texas do not have recourse to the assets or revenues of Entergy Texas Restoration Funding, including the transition property, and the creditors of Entergy Texas Restoration Funding do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to Entergy Texas Restoration Funding except to remit transition charge collections.

NOTE 6. PREFERRED EQUITY

The number of shares and units authorized and outstanding and dollar value of preferred stock, preferred membership interests, and minority interest for Entergy Corporation subsidiaries as of December 31, 2009 and 2008 are presented below. All series of the Utility preferred stock are redeemable at the option of the related company.

	Shares/Units Authorized		Shares/Units Outstanding			
	2009	2008	2009	2008	2009	2008
					(Dollars in Thousands)	
Entergy Corporation						
Utility:						
Preferred Stock or Preferred Membership Interests without sinking fund:						
Entergy Arkansas, 4.32%-6.45% Series	3,413,500	3,413,500	3,413,500	3,413,500	$116,350	$116,350
Entergy Gulf States Louisiana, Series A 8.25 %	100,000	100,000	100,000	100,000	10,000	10,000
Entergy Louisiana, 6.95% Series (a)	1,000,000	1,000,000	840,000	840,000	84,000	84,000
Entergy Mississippi, 4.36%-6.25% Series	1,403,807	1,403,807	1,403,807	1,403,807	50,381	50,381
Entergy New Orleans, 4.36%-5.56% Series	197,798	197,798	197,798	197,798	19,780	19,780
Total Utility Preferred Stock or Preferred Membership Interests without sinking fund	6,115,105	6,115,105	5,955,105	5,955,105	280,511	280,511
Non-nuclear Wholesale Assets Business:						
Preferred Stock without sinking fund:						
Entergy Asset Management, 8.95% rate (b)	1,000,000	1,000,000	305,240	297,376	29,375	29,738
Other	-	-	-	-	1,457	780
Total Subsidiaries' Preferred Stock without sinking fund	7,115,105	7,115,105	6,260,345	6,252,481	$311,343	$311,029

(a) In 2007, Entergy Louisiana Holdings, an Entergy subsidiary, purchased 160,000 of these shares from the holders.

(b) Upon the sale of Class B preferred shares in December 2009, Entergy Asset Management had issued and outstanding Class A and Class B preferred shares. The preferred stockholders' agreement provides that each December 31 either Entergy Asset Management or the preferred shareholders may request that the preferred dividend rate be reset. If Entergy Asset Management and the preferred shareholders are unable to agree on a dividend reset rate, a preferred shareholder can request that its shares be sold to a third party. If Entergy Asset Management is unable to sell the preferred shares within 75 days, the Class A preferred shareholders have the right to take control of the Entergy Asset Management board of directors for the purpose of liquidating the assets of Entergy Asset Management in order to repay the preferred shares and any accrued dividends. Upon the sale of Class B shares resulting from a failed rate reset or a liquidation transaction by the Class A preferred shareholders, Class B shareholders have the option to exchange their shares for shares of Class A preferred stock.

All outstanding preferred stock and membership interests are cumulative.

At December 31, 2009 and 2008, Entergy Gulf States Louisiana had outstanding 100,000 units of no par value 8.25% Series Preferred Membership Interests that were initially issued by Entergy Gulf States, Inc. as preference stock. The preference shares were converted into the preferred units as part of the jurisdictional separation. The distributions are cumulative and payable quarterly beginning March 15, 2008. The preferred membership interests are redeemable on or after December 15, 2015, at Entergy Gulf States Louisiana's option, at the fixed redemption price of $100 per unit.

NOTE 7. COMMON EQUITY

Common Stock

Treasury Stock

Treasury stock activity for Entergy for 2009, 2008, and 2007 is as follows:

	2009		2008		2007	
	Treasury Shares	Cost	Treasury Shares	Cost	Treasury Shares	Cost
		(In Thousands)		(In Thousands)		(In Thousands)
Beginning Balance, January 1	58,815,518	$4,175,214	55,053,847	$3,734,865	45,506,311	$2,644,390
Repurchases	7,680,000	613,125	4,792,299	512,351	11,581,842	1,215,578
Issuances:						
Employee Stock-Based Compensation Plans	(856,390)	(60,846)	(1,025,408)	(71,636)	(2,029,686)	(124,801)
Directors' Plan	(4,548)	(326)	(5,220)	(366)	(4,620)	(302)
Ending Balance, December 31	65,634,580	$4,727,167	58,815,518	$4,175,214	55,053,847	$3,734,865

Entergy Corporation reissues treasury shares to meet the requirements of the Stock Plan for Outside Directors (Directors' Plan), two Equity Ownership Plans of Entergy Corporation and Subsidiaries, the Equity Awards Plan of Entergy Corporation and Subsidiaries, and certain other stock benefit plans. The Directors' Plan awards to non-employee directors a portion of their compensation in the form of a fixed number of shares of Entergy Corporation common stock.

In January 2007, the Board approved a repurchase program under which Entergy is authorized to repurchase up to $1.5 billion of its common stock. In January 2008, the Board authorized an incremental $500 million share repurchase program to enable Entergy to consider opportunistic purchases in response to equity market conditions. Entergy completed both the $1.5 billion and $500 million programs in the third quarter 2009. In October 2009, the Board granted authority for an additional $750 million share repurchase program.

Retained Earnings and Dividend Restrictions

Provisions within the articles of incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries restrict the payment of cash dividends or other distributions on their common and preferred stock. As of December 31, 2009, Entergy Arkansas and Entergy Mississippi had restricted retained earnings unavailable for distribution to Entergy Corporation of $461.6 million and $236 million, respectively. Entergy Corporation received dividend payments from subsidiaries totaling $417 million in 2009, $313 million in 2008, and $625 million in 2007.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Entergy and the Registrant Subsidiaries are involved in a number of legal, regulatory, and tax proceedings before various courts, regulatory commissions, and governmental agencies in the ordinary course of business. While management is unable to predict the outcome of such proceedings, management does not believe that the ultimate resolution of these matters will have a material adverse effect on Entergy's results of operations, cash flows, or financial condition. Entergy discusses regulatory proceedings in Note 2 to the financial statements and discusses tax proceedings in Note 3 to the financial statements.

Vidalia Purchased Power Agreement

Entergy Louisiana has an agreement extending through the year 2031 to purchase energy generated by a hydroelectric facility known as the Vidalia project. Entergy Louisiana made payments under the contract of approximately $215.6 million in 2009, $167.7 million in 2008, and $130.8 million in 2007. If the maximum percentage (94%) of the energy is made available to Entergy Louisiana, current production projections would require estimated payments of approximately $169.8 million in 2010, and a total of $2.81 billion for the years 2011 through 2031. Entergy Louisiana currently recovers the costs of the purchased energy through its fuel adjustment clause. In an LPSC-approved settlement related to tax benefits from the tax treatment of the Vidalia contract, Entergy Louisiana agreed to credit rates by $11 million each year for up to ten years, beginning in October 2002. In addition, in accordance with an LPSC settlement, Entergy Louisiana credited rates in August 2007 by $11.8 million (including interest) as a result of a settlement with the IRS of the 2001 tax treatment of the Vidalia contract. The provisions of the settlement also provide that the LPSC shall not recognize or use Entergy Louisiana's use of the cash benefits from the tax treatment in setting any of Entergy Louisiana's rates. Therefore, to the extent Entergy Louisiana's use of the proceeds would ordinarily have reduced its rate base, no change in rate base shall be reflected for ratemaking purposes.

Nuclear Insurance

Third Party Liability Insurance

The Price-Anderson Act requires that reactor licensees purchase insurance and participate in a secondary insurance pool that provides insurance coverage for the public in the event of a nuclear power plant accident. The costs of this insurance are borne by the nuclear power industry. Congress amended and renewed the Price-Anderson Act in 2005 for a term through 2025. The Price-Anderson Act requires nuclear power plants to show evidence of financial protection in the event of a nuclear accident. This protection must consist of two layers of coverage:

1. The primary level is private insurance underwritten by American Nuclear Insurers and provides public liability insurance coverage of $375 million. If this amount is not sufficient to cover claims arising from an accident, the second level, Secondary Financial Protection, applies.
2. Within the Secondary Financial Protection level, each nuclear reactor has a contingent obligation to pay a retrospective premium, equal to its proportionate share of the loss in excess of the primary level, regardless of proximity to the incident or fault, up to a maximum of $117.5 million per reactor per incident (Entergy's maximum total contingent obligation per incident is $1.3 billion). This consists of a $111.9 million maximum retrospective premium plus a five percent surcharge, which equates to $117.5 million, that may be payable, if needed, at a rate that is currently set at $17.5 million per year per nuclear power reactor. A $300 million industry-wide aggregate limit exists for domestically-sponsored terrorist acts. There is no aggregate limitation for foreign-sponsored terrorist acts.

Currently, 104 nuclear reactors are participating in the Secondary Financial Protection program. The product of the maximum retrospective premium assessment to the nuclear power industry and the number of nuclear power reactors provides over $12.2 billion in secondary layer insurance coverage to compensate the public in the event of a nuclear power reactor accident. The Price-Anderson Act provides that all potential liability for a nuclear accident is limited to the amounts of insurance coverage available under the primary and secondary layers.

Entergy Arkansas has two licensed reactors and Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy each have one licensed reactor (10% of Grand Gulf is owned by a non-affiliated company (SMEPA) that would share on a pro-rata basis in any retrospective premium assessment to System Energy under the Price-Anderson Act). Entergy's Non-Utility Nuclear business owns and operates six nuclear power reactors and owns the shutdown Indian Point 1 reactor and Big Rock Point facility.

Property Insurance

Entergy's nuclear owner/licensee subsidiaries are members of Nuclear Electric Insurance Limited (NEIL), a mutual insurance company that provides property damage coverage, including decontamination and premature decommissioning expense, to the members' nuclear generating plants. Effective April 1, 2009, Entergy was insured against such losses per the following structures:

Utility Plants (ANO 1 and 2, Grand Gulf, River Bend, and Waterford 3)

- Primary Layer (per plant) - $500 million per occurrence
- Excess Layer (per plant) - $750 million per occurrence
- Blanket Layer (shared among the Utility plants) - $350 million per occurrence
- Total limit - $1.6 billion per occurrence
- Deductibles:
    - $2.5 million per occurrence - Turbine/generator damage
    - $2.5 million per occurrence - Other than turbine/generator damage
    - $10 million per occurrence plus 10% of amount above $10 million - Damage from a windstorm

Note: ANO 1 and 2 share in the primary and excess layers with common policies because the policies are issued on a per site basis.

Non-Utility Nuclear Plants (Indian Point 2 and 3, FitzPatrick, Pilgrim, Vermont Yankee, Palisades, and Big Rock Point)

- Primary Layer (per plant) - $500 million per occurrence
- Excess Layer - $615 million per occurrence
- Total limit - $1.115 billion per occurrence
- Deductibles:
    - $2.5 million per occurrence - Turbine/generator damage
    - $2.5 million per occurrence - Other than turbine/generator damage
    - $10 million per occurrence plus 10% of amount above $10 million - Damage from a windstorm

Note: Indian Point 2 and 3 share in the primary and excess layers with common policies because the policies are issued on a per site basis. Big Rock Point has its own primary policy with no excess coverage.

In addition, Waterford 3, Grand Gulf, and the Non-Utility Nuclear plants are also covered under NEIL's Accidental Outage Coverage program. This coverage provides certain fixed indemnities in the event of an unplanned outage that results from a covered NEIL property damage loss, subject to a deductible and a waiting period. The following summarizes this coverage effective April 1, 2009:

Waterford 3

- $2.95 million weekly indemnity
- $413 million maximum indemnity
- Deductible: 26 week waiting period

Grand Gulf

- $400,000 weekly indemnity (total for four policies)
- $56 million maximum indemnity (total for four policies)
- Deductible: 26 week waiting period

Indian Point 2, Indian Point 3, and Palisades

- $4.5 million weekly indemnity
- $490 million maximum indemnity
- Deductible: 12 week waiting period

FitzPatrick and Pilgrim

- $4.0 million weekly indemnity
- $490 million maximum indemnity
- Deductible: 12 week waiting period

Vermont Yankee

- $3.5 million weekly indemnity
- $435 million maximum indemnity
- Deductible: 12 week waiting period

Under the property damage and accidental outage insurance programs, all NEIL insured plants could be subject to assessments should losses exceed the accumulated funds available from NEIL. Effective April 1, 2009, the maximum amounts of such possible assessments per occurrence were as follows:

	Assessments
	(In Millions)
Utility:	
Entergy Arkansas	$21.3
Entergy Gulf States Louisiana	$17.1
Entergy Louisiana	$19.0
Entergy Mississippi	$0.07
Entergy New Orleans	$0.07
Entergy Texas	N/A
System Energy	$15.1
Non-Utility Nuclear	$-

Effective April 1, 2009, potential assessments for the Non-Utility Nuclear plants are covered by insurance obtained through NEIL's reinsurers.

Entergy maintains property insurance for its nuclear units in excess of the NRC's minimum requirement of $1.06 billion per site for nuclear power plant licensees. NRC regulations provide that the proceeds of this insurance must be used, first, to render the reactor safe and stable, and second, to complete decontamination operations. Only after proceeds are dedicated for such use and regulatory approval is secured would any remaining proceeds be made available for the benefit of plant owners or their creditors.

In the event that one or more acts of terrorism causes property damage under one or more or all nuclear insurance policies issued by NEIL (including, but not limited to, those described above) within 12 months from the date the first property damage occurs, the maximum recovery under all such nuclear insurance policies shall be an aggregate of $3.24 billion plus the additional amounts recovered for such losses from reinsurance, indemnity, and any other sources applicable to such losses. The Terrorism Risk Insurance Reauthorization Act of 2007 created a government program that provides for up to $100 billion in coverage in excess of existing coverage for a terrorist event.

Conventional Property Insurance

Entergy's conventional property insurance program provides coverage of up to $400 million on an Entergy system-wide basis for all operational perils (direct physical loss or damage due to machinery breakdown, electrical failure, fire, lightning, hail, or explosion) on an "each and every loss" basis; up to $400 million in coverage for certain natural perils (direct physical loss or damage due to earthquake, tsunami, flood, ice storm, and tornado) on an annual aggregate basis; and up to $125 million for certain other natural perils (direct physical loss or damage due to a named windstorm or storm surge) on an annual aggregate basis. The conventional property insurance program only provides up to $50 million in coverage for the Entergy New Orleans gas distribution system on an annual aggregate basis. The coverage is subject to a $20 million self-insured retention per occurrence for operational perils and a $35 million self-insured retention per occurrence for natural perils and for the Entergy New Orleans gas distribution system.

Covered property generally includes power plants, substations, facilities, inventories, and gas distribution-related properties. Excluded property generally includes above-ground transmission and distribution lines, poles, and towers. The primary layer consists of a $125 million layer in excess of the self-insured retention and the excess layer consists of a $275 million layer in excess of the $125 million primary layer. Both layers are placed on a quota share basis through several insurers. This coverage is in place for Entergy Corporation, the Registrant Subsidiaries, and certain other Entergy subsidiaries, including the owners of the Non-Utility Nuclear power plants.

In addition to the conventional property insurance program, Entergy has purchased additional coverage ($20 million per occurrence) for some of its non-regulated, non-generation assets. This policy serves to buy-down the $20 million deductible and is placed on a scheduled location basis. The applicable deductibles are $100,000 to $250,000, except for properties that are damaged by flooding and properties whose values are greater than $20 million; these properties have a $500,000 deductible.

Waterford 3 Lease Obligations (Entergy Louisiana)

In 1989, in three separate but substantially identical transactions, Entergy Louisiana sold and leased back undivided interests in Waterford 3 for the aggregate sum of $353.6 million. The interests represent approximately 9.3% of Waterford 3. Upon the occurrence of certain events, Entergy Louisiana may be obligated to pay amounts sufficient to permit the termination of the lease transactions and may be required to assume the outstanding bonds issued to finance, in part, the lessors' acquisition of the undivided interests in Waterford 3.

Employment and Labor-related Proceedings

The Registrant Subsidiaries and other Entergy subsidiaries are responding to various lawsuits in both state and federal courts and to other labor-related proceedings filed by current and former employees and third parties not selected for open positions. These actions include, but are not limited to, allegations of wrongful employment actions; wage disputes and other claims under the Fair Labor Standards Act or its state counterparts; claims of race, gender and disability discrimination; disputes arising under collective bargaining agreements; unfair labor practice proceedings and other administrative proceedings before the National Labor Relations Board; claims of retaliation; and claims for or regarding benefits under various Entergy Corporation sponsored plans. Entergy and the Registrant Subsidiaries are responding to these suits and proceedings and deny liability to the claimants.

NOTE 9. ASSET RETIREMENT OBLIGATIONS

Accounting standards require the recording of liabilities for all legal obligations associated with the retirement of long-lived assets that result from the normal operation of those assets. For Entergy, substantially all of its asset retirement obligations consist of its liability for decommissioning its nuclear power plants. In addition, an insignificant amount of removal costs associated with non-nuclear power plants is also included in the decommissioning line item on the balance sheets.

These liabilities are recorded at their fair values (which are the present values of the estimated future cash outflows) in the period in which they are incurred, with an accompanying addition to the recorded cost of the long-lived asset. The asset retirement obligation is accreted each year through a charge to expense, to reflect the time value of money for this present value obligation. The accretion will continue through the completion of the asset retirement activity. The amounts added to the carrying amounts of the long-lived assets will be depreciated over the useful lives of the assets. The application of accounting standards related to asset retirement obligations is earnings neutral to the rate-regulated business of the Registrant Subsidiaries.

In accordance with ratemaking treatment and as required by regulatory accounting standards, the depreciation provisions for the Registrant Subsidiaries include a component for removal costs that are not asset retirement obligations under accounting standards. In accordance with regulatory accounting principles, the Registrant Subsidiaries have recorded regulatory assets (liabilities) in the following amounts to reflect their estimates of the difference between estimated incurred removal costs and estimated removal costs recovered in rates:

	December 31,	
	2009	2008
	(In Millions)	
Entergy Arkansas	($7.3)	$5.9
Entergy Gulf States Louisiana	($7.5)	($3.6)
Entergy Louisiana	($21.7)	($43.5)
Entergy Mississippi	$44.5	$40.0
Entergy New Orleans	$15.2	$15.4
Entergy Texas	$7.2	$34.7
System Energy	$13.9	$14.5

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2009 by Entergy were as follows:

	Liabilities as of December 31, 2008	Accretion	Change in Cash Flow Estimate	Spending	Liabilities as of December 31, 2009
			(In Millions)		
Utility:					
Entergy Arkansas	$540.7	$34.6	($8.9)	$-	$566.4
Entergy Gulf States Louisiana	$222.9	$19.6	$78.7	$-	$321.2
Entergy Louisiana	$276.8	$21.4	$-	$-	$298.2
Entergy Mississippi	$4.8	$0.3	$-	$-	$5.1
Entergy New Orleans	$3.0	$0.2	$-	$-	$3.2
Entergy Texas	$3.3	$0.1	$-	$-	$3.4
System Energy	$396.2	$29.4	($4.2)	$-	$421.4
Non-Utility Nuclear	$1,228.7	$99.3	$-	($8.5)	$1,319.5
Other	$1.2	$-	$-	($0.1)	$1.1

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2008 by Entergy were as follows:

	Liabilities as of December 31, 2007	Accretion	Change in Cash Flow Estimate	Spending	Liabilities as of December 31, 2008
			(In Millions)		
Utility:					
Entergy Arkansas	$505.6	$35.1	$-	$-	$540.7
Entergy Gulf States Louisiana	$204.8	$18.1	$-	$-	$222.9
Entergy Louisiana	$257.1	$19.9	($0.2)	$-	$276.8
Entergy Mississippi	$4.5	$0.3	$-	$-	$4.8
Entergy New Orleans	$2.8	$0.2	$-	$-	$3.0
Entergy Texas	$3.1	$0.2	$-	$-	$3.3
System Energy	$368.6	$27.6	$-	$-	$396.2
Non-Utility Nuclear	$1,141.6	$93.5	$13.7	($20.1)	$1,228.7
Other	$1.1	$0.1	$-	$-	$1.2

Entergy periodically reviews and updates estimated decommissioning costs. The actual decommissioning costs may vary from the estimates because of regulatory requirements, changes in technology, and increased costs of labor, materials, and equipment. As described below, during 2008 and 2009 Entergy updated decommissioning cost estimates for certain nuclear power plants.

In the first quarter 2009, Entergy Arkansas recorded a revision to its estimated decommissioning cost liabilities for ANO 1 and 2 as a result of a revised decommissioning cost study. The revised estimates resulted in an $8.9 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the second quarter 2009, System Energy recorded a revision to its estimated decommissioning cost liabilities for Grand Gulf as a result of a revised decommissioning cost study. The revised estimate resulted in a $4.2 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the fourth quarter 2009, Entergy Gulf States Louisiana recorded a revision to its estimated decommissioning cost liabilities for River Bend as a result of a revised decommissioning cost study. The revised estimate resulted in a $78.7 million increase in its decommissioning liability, along with a corresponding increase in the related asset retirement obligation asset that will be depreciated over the remaining life of the units.

In the third quarter 2008, Entergy's Non-Utility Nuclear business recorded an increase of $13.7 million in decommissioning liabilities for certain of its plants as a result of revised decommissioning cost studies. The revised estimates resulted in the recognition of a $13.7 million asset retirement obligation asset that will be depreciated over the remaining life of the units.

For the Indian Point 3 and FitzPatrick plants purchased in 2000, NYPA retained the decommissioning trusts and the decommissioning liability. NYPA and Entergy executed decommissioning agreements, which specify their decommissioning obligations. NYPA has the right to require Entergy to assume the decommissioning liability provided that it assigns the corresponding decommissioning trust, up to a specified level, to Entergy. If the decommissioning liability is retained by NYPA, Entergy will perform the decommissioning of the plants at a price equal to the lesser of a pre-specified level or the amount in the decommissioning trusts. Entergy recorded an asset representing its estimate of the present value of the difference between the stipulated contract amount for decommissioning the plants less the decommissioning cost estimated in an independent decommissioning cost study. The asset is increased by monthly accretion based on the applicable discount rate necessary to ultimately provide for the estimated future value of the decommissioning contract. The monthly accretion is recorded as interest income.

Entergy maintains decommissioning trust funds that are committed to meeting the costs of decommissioning the nuclear power plants. The fair values of the decommissioning trust funds and the related asset retirement obligation regulatory assets of Entergy as of December 31, 2009 are as follows:

	Decommissioning Trust Fair Values	Regulatory Asset
	(In Millions)	
Utility:		
ANO 1 and ANO 2	$440.2	$173.7
River Bend	$349.5	$11.0
Waterford 3	$209.1	$91.0
Grand Gulf	$327.0	$97.8
Non-Utility Nuclear	$1,885.4	$-

The fair values of the decommissioning trust funds and the related asset retirement obligation regulatory assets of Entergy as of December 31, 2008 are as follows:

	Decommissioning Trust Fair Values	Regulatory Asset
	(In Millions)	
Utility:		
ANO 1 and ANO 2	$390.5	$159.5
River Bend	$303.2	$8.7
Waterford 3	$180.9	$77.7
Grand Gulf	$268.8	$96.1
Non-Utility Nuclear	$1,688.9	$-

NOTE 10. LEASES

General

As of December 31, 2009, Entergy Corporation and subsidiaries had capital leases and non-cancelable operating leases for equipment, buildings, vehicles, and fuel storage facilities (excluding nuclear fuel leases and the Grand Gulf and Waterford 3 sale and leaseback transactions) with minimum lease payments as follows:

Year	Operating Leases	Capital Leases
	(In Thousands)	
2010	$95,392	$4,924
2011	79,043	4,924
2012	66,042	4,924
2013	58,279	4,924
2014	58,557	3,124
Years thereafter	172,752	43,480
Minimum lease payments	530,065	66,300
Less: Amount representing interest	-	26,708
Present value of net minimum lease payments	$530,065	$39,592

Total rental expenses for all leases (excluding nuclear fuel leases and the Grand Gulf and Waterford 3 sale and leaseback transactions) amounted to $71.6 million in 2009, $66.4 million in 2008, and $78.8 million in 2007.

Nuclear Fuel Leases

As of December 31, 2009, arrangements to lease nuclear fuel existed in an aggregate amount up to $215 million for Entergy Arkansas, $210 million for Entergy Gulf States Louisiana, $160 million for Entergy Louisiana, and $155 million for System Energy. As of December 31, 2009, the unrecovered cost base of nuclear fuel leases amounted to approximately $173.1 million for Entergy Arkansas, $157.0 million for Entergy Gulf States Louisiana, $122.0 million for Entergy Louisiana, and $75.4 million for System Energy. The lessors finance the acquisition and ownership of nuclear fuel through loans made under revolving credit agreements, the issuance of commercial paper, and the issuance of intermediate-term notes. The credit agreements for Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy each have a termination date of August 12, 2010. The termination dates may be extended from time to time with the consent of the lenders. The intermediate-term notes issued pursuant to these fuel lease arrangements have varying maturities through July 15, 2014. It is expected that additional financing under the leases will be arranged as needed to acquire additional fuel, to pay interest, and to pay maturing debt. However, if such additional financing cannot be arranged, the lessee in each case must repurchase sufficient nuclear fuel to allow the lessor to meet its obligations in accordance with the fuel lease.

Lease payments are based on nuclear fuel use. The table below represents the total nuclear fuel lease payments (principal and interest), as well as the separate interest component charged to operations, in 2009, 2008, and 2007 for the four Registrant Subsidiaries that own nuclear power plants:

	2009		2008		2007	
	Lease Payments	Interest	Lease Payments	Interest	Lease Payments	Interest
			(In Millions)			
Entergy Arkansas	$79.5	$8.1	$63.5	$4.7	$61.7	$5.8
Entergy Gulf States Louisiana	33.9	1.9	29.3	2.5	31.5	2.8
Entergy Louisiana	50.0	3.3	44.6	3.0	44.2	4.0
System Energy	50.3	5.4	33.0	2.9	30.4	4.0
Total	$213.7	$18.7	$170.4	$13.1	$167.8	$16.6

Sale and Leaseback Transactions

Waterford 3 Lease Obligations

In 1989, in three separate but substantially identical transactions, Entergy Louisiana sold and leased back undivided interests in Waterford 3 for the aggregate sum of $353.6 million. The interests represent approximately 9.3% of Waterford 3. The leases expire in 2017. Under certain circumstances, Entergy Louisiana may repurchase the leased interests prior to the end of the term of the leases. At the end of the lease terms, Entergy Louisiana has the option to repurchase the leased interests in Waterford 3 at fair market value or to renew the leases for either fair market value or, under certain conditions, a fixed rate.

Entergy Louisiana issued $208.2 million of non-interest bearing first mortgage bonds as collateral for the equity portion of certain amounts payable under the leases.

Upon the occurrence of certain events, Entergy Louisiana may be obligated to assume the outstanding bonds used to finance the purchase of the interests in the unit and to pay an amount sufficient to withdraw from the lease transaction. Such events include lease events of default, events of loss, deemed loss events, or certain adverse "Financial Events." "Financial Events" include, among other things, failure by Entergy Louisiana, following the expiration of any applicable grace or cure period, to maintain (i) total equity capital (including preferred membership interests) at least equal to 30% of adjusted capitalization, or (ii) a fixed charge coverage ratio of at least 1.50 computed on a rolling 12 month basis. As of December 31, 2009, Entergy Louisiana was in compliance with these provisions.

As of December 31, 2009, Entergy Louisiana had future minimum lease payments (reflecting an overall implicit rate of 7.45%) in connection with the Waterford 3 sale and leaseback transactions, which are recorded as long-term debt, as follows:

	Amount
	(In Thousands)
2010	$35,138
2011	50,421
2012	39,067
2013	26,301
2014	31,036
Years thereafter	106,821
Total	288,784
Less: Amount representing interest	47,656
Present value of net minimum lease payments	$241,128

Grand Gulf Lease Obligations

In December 1988, in two separate but substantially identical transactions, System Energy sold and leased back undivided ownership interests in Grand Gulf for the aggregate sum of $500 million. The interests represent approximately 11.5% of Grand Gulf. The leases expire in 2015. Under certain circumstances, System Entergy may repurchase the leased interests prior to the end of the term of the leases. At the end of the lease terms, System Energy has the option to repurchase the leased interests in Grand Gulf at fair market value or to renew the leases for either fair market value or, under certain conditions, a fixed rate.

In May 2004, System Energy caused the Grand Gulf lessors to refinance the outstanding bonds that they had issued to finance the purchase of their undivided interest in Grand Gulf. The refinancing is at a lower interest rate, and System Energy's lease payments have been reduced to reflect the lower interest costs.

System Energy is required to report the sale-leaseback as a financing transaction in its financial statements. For financial reporting purposes, System Energy expenses the interest portion of the lease obligation and the plant depreciation. However, operating revenues include the recovery of the lease payments because the transactions are accounted for as a sale and leaseback for ratemaking purposes. Consistent with a recommendation contained in a FERC audit report, System Energy initially recorded as a net regulatory asset the difference between the recovery of the lease payments and the amounts expensed for interest and depreciation and continues to record this difference as a regulatory asset or liability on an ongoing basis, resulting in a zero net balance for the regulatory asset at the end of the lease term. The amount was a net regulatory liability of $2.5 million and a net regulatory asset of $19.2 million as of December 31, 2009 and 2008, respectively.

As of December 31, 2009, System Energy had future minimum lease payments (reflecting an implicit rate of 5.13%), which are recorded as long-term debt as follows:

	Amount
	(In Thousands)
2010	$48,569
2011	49,437
2012	49,959
2013	50,546
2014	51,637
Years thereafter	52,253
Total	302,401
Less: Amount representing interest	35,537
Present value of net minimum lease payments	$266,864

NOTE 11. RETIREMENT, OTHER POSTRETIREMENT BENEFITS, AND DEFINED CONTRIBUTION PLANS

Qualified Pension Plans

Entergy has seven qualified pension plans covering substantially all of its employees: "Entergy Corporation Retirement Plan for Non-Bargaining Employees," "Entergy Corporation Retirement Plan for Bargaining Employees," "Entergy Corporation Retirement Plan II for Non-Bargaining Employees," "Entergy Corporation Retirement Plan II for Bargaining Employees," "Entergy Corporation Retirement Plan III," "Entergy Corporation Retirement Plan IV for Non-Bargaining Employees," and "Entergy Corporation Retirement Plan IV for Bargaining Employees." The Registrant Subsidiaries participate in two of these plans: "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and "Entergy Corporation Retirement Plan for Bargaining Employees." Except for the Entergy Corporation Retirement Plan III, the pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. The Entergy Corporation Retirement Plan III includes a mandatory employee contribution of 3% of earnings during the first 10 years of plan participation, and allows voluntary contributions from 1% to 10% of earnings for a limited group of employees.

The assets of the seven qualified pension plans are held in a master trust established by Entergy. Each pension plan maintains an undivided beneficial interest in each of the investment accounts of the Master Trust maintained by J. P. Morgan Chase & Co. (the Trustee). Use of the master trust permits the commingling of the trust assets of the pension plans of Entergy Corporation and its Registrant Subsidiaries for investment and administrative purposes. Although assets are commingled in the master trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (loss) and the administrative expenses of the investment accounts to the various participating pension plans. The Trustee determines the fair value of the fund and calculates a daily earnings factor, including realized and unrealized gains or losses, collected and accrued income, and administrative expenses, and allocates earnings to each plan in the master trust on a pro rata basis.

Further, within each pension plan, the record of each Registrant Subsidiary's beneficial interest in the plan assets is maintained by the plan's actuary and is updated quarterly. Assets for each Registrant Subsidiary are increased for investment income, contributions, and benefit payments. A plan's investment income (i.e. interest and dividends, realized gains and losses and expense) is allocated to the Registrant Subsidiaries participating in that plan based on the value of assets for each Registrant Subsidiary at the beginning of the quarter adjusted for contributions and benefit payments made during the quarter.

Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts. The Registrant Subsidiaries' pension costs are recovered from customers as a component of cost of service in each of their jurisdictions. Entergy uses a December 31 measurement date for its pension plans.

Accounting standards require an employer to recognize in its balance sheet the funded status of its benefit plans. This is measured as the difference between plan assets at fair value and the benefit obligation. Employers are to record previously unrecognized gains and losses, prior service costs, and any remaining transition asset or obligation (that resulted from adopting prior pension and other postretirement benefits accounting standards) as comprehensive income and/or as a regulatory asset reflective of the recovery mechanism for pension and other postretirement benefit costs in the Utility's jurisdictions. For the portion of Entergy Gulf States Louisiana that is not regulated, the unrecognized prior service cost, gains and losses, and transition asset/obligation for its pension and other postretirement benefit obligations are recorded as other comprehensive income. Entergy Gulf States Louisiana and Entergy Louisiana recover other postretirement benefit costs on a pay as you go basis and record the unrecognized prior service cost, gains and losses, and transition obligation for its other postretirement benefit obligation as other comprehensive income. Accounting standards also requires that changes in the funded status be recorded as other comprehensive income and/or a regulatory asset in the period in which the changes occur.

Components of Qualified Net Pension Cost and Other Amounts Recognized as a Regulatory Asset and/or Accumulated Other Comprehensive Income (AOCI)

Entergy Corporation's and its subsidiaries' total 2009, 2008, and 2007 qualified pension costs and amounts recognized as a regulatory asset and/or other comprehensive income, including amounts capitalized, included the following components:

	2009	2008	2007
	(In Thousands)		
Net periodic pension cost:			
Service cost - benefits earned during the period	$89,646	$90,392	$96,565
Interest cost on projected benefit obligation	218,172	206,586	185,170
Expected return on assets	(249,220)	(230,558)	(203,521)
Amortization of prior service cost	4,997	5,063	5,531
Recognized net loss	22,401	26,834	45,775
Curtailment loss	-	-	2,336
Special termination benefit loss	-	-	4,018
Net periodic pension costs	$85,996	$98,317	$135,874
Other changes in plan assets and benefit obligations recognized as a regulatory asset and/or AOCI (before tax)			
Arising this period:			
Prior service cost	$-	$-	$11,339
Net (gain)/loss	76,799	965,069	(68,853)
Amounts reclassified from regulatory asset and/or AOCI to net periodic pension cost in the current year:			
Amortization of prior service credit	(4,997)	(5,063)	(5,531)
Amortization of net loss	(22,401)	(26,834)	(45,775)
Total	49,401	933,172	(108,820)
Total recognized as net periodic pension cost, regulatory asset, and/or AOCI (before tax)	$135,397	$1,031,489	$27,054
Estimated amortization amounts from regulatory asset and/or AOCI to net periodic cost in the following year			
Prior service cost	$4,658	$4,997	$5,064
Net loss	$65,900	$22,401	$25,641

Qualified Pension Obligations, Plan Assets, Funded Status, Amounts Recognized in the Balance Sheet for Entergy Corporation and its Subsidiaries as of December 31, 2009 and 2008

	December 31,	
	2009	2008
	(In Thousands)	
Change in Projected Benefit Obligation (PBO)		
Balance at beginning of year	$3,305,315	$3,247,724
Service cost	89,646	90,392
Interest cost	218,172	206,586
Actuarial loss/(gain)	385,221	(89,124)
Employee contributions	852	902
Benefits paid	(161,462)	(151,165)
Balance at end of year	$3,837,744	$3,305,315
Change in Plan Assets		
Fair value of assets at beginning of year	$2,078,252	$2,764,383
Actual return on plan assets	557,642	(823,636)
Employer contributions	131,990	287,768
Employee contributions	852	902
Acquisition	-	-
Benefits paid	(161,462)	(151,165)
Fair value of assets at end of year	$2,607,274	$2,078,252
Funded status	($1,230,470)	($1,227,063)
Amount recognized in the balance sheet		
Non-current liabilities	($1,230,470)	($1,227,063)
Amount recognized as a regulatory asset		
Prior service cost	$16,376	$20,548
Net loss	1,183,824	1,150,298
	$1,200,200	$1,170,846
Amount recognized as AOCI (before tax)		
Prior service cost	$4,116	$4,941
Net loss	297,507	276,635
	$301,623	$281,576

Other Postretirement Benefits

Entergy also currently provides health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while still working for Entergy. Entergy uses a December 31 measurement date for its postretirement benefit plans.

Effective January 1, 1993, Entergy adopted an accounting standard requiring a change from a cash method to an accrual method of accounting for postretirement other than pensions. At January 1, 1993, the actuarially determined accumulated postretirement benefit obligation (APBO) earned by retirees and active employees was estimated to be approximately $241.4 million for Entergy (other than the former Entergy Gulf States) and $128 million for the former Entergy Gulf States (now split into Entergy Gulf States Louisiana and Entergy Texas). Such obligations are being amortized over a 20-year period that began in 1993. For the most part, the Registrant Subsidiaries recover other postretirement benefit costs from customers and are required to contribute other postretirement benefits collected in rates to an external trust.

Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Texas have received regulatory approval to recover other postretirement benefit costs through rates. Entergy Arkansas began recovery in 1998, pursuant to an APSC order. This order also allowed Entergy Arkansas to amortize a regulatory asset (representing the difference between other postretirement benefit costs and cash expenditures for other postretirement benefits incurred for a five-year period that began January 1, 1993) over a 15-year period that began in January 1998.

The LPSC ordered Entergy Gulf States Louisiana and Entergy Louisiana to continue the use of the pay-as-you-go method for ratemaking purposes for postretirement benefits other than pensions. However, the LPSC retains the flexibility to examine individual companies' accounting for other postretirement benefits to determine if special exceptions to this order are warranted.

Pursuant to regulatory directives, Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy contribute the other postretirement benefit costs collected in rates into trusts. System Energy is funding, on behalf of Entergy Operations, other postretirement benefits associated with Grand Gulf.

Trust assets contributed by participating Registrant Subsidiaries are in three bank-administered trusts, established by Entergy Corporation and maintained by The Bank of New York Mellon (the Trustee). Each participating Registrant Subsidiary holds a beneficial interest in the trusts' assets. Use of these master trusts permits the commingling of the trust assets for investment and administrative purposes. Although assets are commingled, the Trustee maintains supporting records for the purpose of allocating the beneficial interest in net earnings (losses) and the administrative expenses of the investment accounts to the various participating plans and participating Registrant Subsidiaries. Beneficial interest in an investment account's net earnings (losses) is comprised of interest and dividends and realized and unrealized gains and losses. Beneficial interest from these investments is allocated monthly to the plans and participating Registrant Subsidiary based on its portion of net assets in the pooled accounts.

Components of Net Other Postretirement Benefit Cost and Other Amounts Recognized as a Regulatory Asset and/or AOCI

Entergy Corporation's and its subsidiaries' total 2009, 2008, and 2007 other postretirement benefit costs, including amounts capitalized and amounts recognized as a regulatory asset and/or other comprehensive income, including amounts capitalized, included the following components:

	2009	2008	2007
	(In Thousands)		
Other post retirement costs:			
Service cost - benefits earned during the period	$46,765	$47,198	$44,137
Interest cost on APBO	75,265	71,295	63,231
Expected return on assets	(23,484)	(28,109)	(25,298)
Amortization of transition obligation	3,732	3,827	3,831
Amortization of prior service credit	(16,096)	(16,417)	(15,836)
Recognized net loss	18,970	15,565	18,972
Special termination benefits	-	-	603
Net other postretirement benefit cost	$105,152	$93,359	$89,640
Other changes in plan assets and benefit obligations recognized as a regulatory asset and /or AOCI (before tax)			
Arising this period:			
Prior service credit for period	$-	($5,422)	($3,520)
Net (gain)/loss	24,983	59,291	(15,013)
Amounts reclassified from regulatory asset and /or AOCI to net periodic benefit cost in the current year:			
Amortization of transition obligation	(3,732)	(3,827)	(3,831)
Amortization of prior service credit	16,096	16,417	15,836
Amortization of net loss	(18,970)	(15,565)	(18,972)
Total	$18,377	$50,894	($25,500)
Total recognized as net periodic benefit cost, regulatory asset, and/or AOCI (before tax)	$123,529	$144,253	$64,140
Estimated amortization amounts from regulatory asset and/or AOCI to net periodic benefit cost in the following year			
Transition obligation	$3,728	$3,729	$3,831
Prior service credit	($12,060)	($17,519)	($16,417)
Net loss	$17,270	$19,018	$15,676

Other Postretirement Benefit Obligations, Plan Assets, Funded Status, and Amounts Not Yet Recognized and Recognized in the Balance Sheet of Entergy Corporation and its Subsidiaries as of December 31, 2009 and 2008

	December 31,	
	2009	2008
	(In Thousands)	
Change in APBO		
Balance at beginning of year	$1,155,072	$1,129,631
Service cost	46,765	47,198
Interest cost	75,265	71,295
Plan amendments	-	(5,422)
Plan participant contributions	17,394	8,618
Actuarial (gain)/loss	59,537	(33,168)
Benefits paid	(79,076)	(68,799)
Medicare Part D subsidy received	5,119	5,719
Balance at end of year	$1,280,076	$1,155,072
Change in Plan Assets		
Fair value of assets at beginning of year	$295,908	$350,719
Actual return on plan assets	58,038	(64,350)
Employer contributions	70,135	69,720
Plan participant contributions	17,394	8,618
Acquisition	-	-
Benefits paid	(79,076)	(68,799)
Fair value of assets at end of year	$362,399	$295,908
Funded status	($917,677)	($859,164)
Amounts recognized in the balance sheet		
Current liabilities	($31,189)	($29,594)
Non-current liabilities	(886,488)	(829,570)
Total funded status	($917,677)	($859,164)
Amounts recognized as a regulatory asset (before tax)		
Transition obligation	$9,325	$12,436
Prior service cost/(credit)	1,877	(966)
Net loss	239,400	266,086
	$250,602	$277,556
Amounts recognized as AOCI (before tax)		
Transition obligation	$1,862	$2,483
Prior service credit	(21,855)	(35,108)
Net loss	147,563	114,864
	$127,570	$82,239

Qualified Pension and Other Postretirement Plans' Assets

Entergy's qualified pension and postretirement plans' weighted-average asset allocations by asset category at December 31, 2009 and 2008 are as follows:

Actual Asset Allocation	Qualified Pension 2009	Qualified Pension 2008	Postretirement 2009 Non-Taxable	Postretirement 2009 Taxable	Postretirement 2008 Non-Taxable	Postretirement 2008 Taxable
Domestic Equity Securities	46%	43%	40%	36%	37%	37%
International Equity Securities	21%	19%	19%	0%	17%	0%
Fixed Income Securities	32%	36%	41%	63%	46%	63%
Other	1%	2%	0%	1%	0%	0%

The Plan Administrator's trust asset investment strategy is to invest the assets in a manner whereby long term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments. The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk, while minimizing the expected contributions and pension and postretirement expense.

In the optimization study, the Plan Administrator formulates assumptions about characteristics, such as expected asset class investment returns, volatility (risk), and correlation coefficients among the various asset classes. The future market assumptions used in the optimization study are determined by examining historical market characteristics of the various asset classes, and making adjustments to reflect future conditions expected to prevail over the study period.

The optimization analysis utilized in the Plan Administrator's latest study produced the following approved asset class target allocations.

Target Asset Allocation	Pension	Postretirement Non-Taxable	Postretirement Taxable
Domestic Equity Securities	45%	38%	35%
International Equity Securities	20%	17%	0%
Fixed Income Securities	35%	45%	65%

The expected long term rate of return of 8.5% for 2010 and 2009 for the qualified retirement plans assets is based on the expected long term return of each asset class, weighted by the target allocation for each class as defined in the table above. The source for each asset class' expected long term rate of return is the geometric mean of the respective asset class' historical total return. The time period reflected in the total returns is a long dated period spanning several decades.

The expected long term rate of return of 7.75% for 2010 (8.5% for 2009) for the non-taxable postretirement trust assets is based on the expected long term return of each asset class, weighted by the target allocation for each class as defined in the table above. The source for each asset class' expected long term rate of return is the geometric mean of the respective asset class' historical total return. The time period reflected in the total returns is a long dated period spanning several decades.

For the taxable postretirement trust assets the investment allocation includes a high percentage of tax-exempt fixed income securities. The tax-exempt fixed income long term total return was estimated using historical total return data from the *2009 Economic Report of the President*. The time period reflected in the tax-exempt fixed income total return is 1940 to 2008. After reflecting the tax-exempt fixed income percentage and unrelated business income tax, the long term rate of return for taxable postretirement trust assets is expected to be 5.5% for 2010 (6% for 2009) annually.

Since precise allocation targets are inefficient to manage security investments, the following ranges were established to produce an acceptable economically efficient plan to manage around the targets:

	Pension	Postretirement	
		Non-Taxable	Taxable
Domestic Equity Securities	35% to 55%	33% to 43%	30% to 40%
International Equity Securities	15% to 25%	12% to 22%	0%
Total Equity	60% to 70%	50% to 60%	30% to 40%
Fixed Income Securities	25% to 35%	40% to 50%	60% to 70%
Other	0% to 10%	0% to 5%	0% to 5%

Concentrations of Credit Risk

Entergy's investment guidelines mandate the avoidance of risk concentrations. Types of concentrations specified to be avoided include, but are not limited to, investment concentrations in a single entity, type of industry, foreign country, geographic area and individual security issuance. As of December 31, 2009 all investment managers and assets were materially in compliance with the approved investment guidelines, therefore there were no significant concentrations (defined as greater than 10 percent of plan assets) of risk in Entergy's pension and other postretirement benefit plan assets.

Fair Value Measurements

For fiscal years ending after December 31, 2009, fair value measurements and disclosures for plan assets are required.

Fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Interest bearing cash, treasury notes and bonds, and common stocks are stated at fair value determined by quoted market prices. Fixed income securities (corporate, government, and securitized), are stated at fair value as determined by broker quotes. Common collective investment trust funds and registered investment company trust funds are stated at estimated fair value based on the fair market value of the underlying investments. The unallocated insurance contract investments are recorded at contract value, which approximates fair value. The contract value represents contributions made under the contract, plus interest, less funds used to pay benefits and contract expenses, and less distributions to the Master Trust. The other remaining assets are U.S. municipal and foreign government bonds stated at fair value as determined by broker quotes.

The classification levels for fair value are as follows:

- Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Level 2 inputs include the following:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; or
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the investments held for the qualified pension and other postretirement plans measured at fair value on a recurring basis at December 31, 2009.

Qualified Pension Trust
(In Thousands)

	Level 1	Level 2	Level 3	Total
Equity securities:				
Corporate stocks:				
Preferred	$-	$5,318	$-	$5,318
Common	1,336,454		-	1,336,454
Common collective trusts	-	431,703	-	431,703
Fixed securities:				
U.S. Government securities	60,048	100,025	-	160,073
Corporate debt instruments:				
Preferred	-	164,448	-	164,448
All others	-	202,377	-	202,377
Registered investment companies	-	264,643	-	264,643
Other	-	6,084	-	6,084
Other:				
Insurance company general account (unallocated contracts)	-	32,422	-	32,422
Total investments	$1,396,502	$1,207,020	$-	$2,603,522
Cash				1,382
Interest receivable				6,422
Other pending transactions				(1,716)
Less: Other postretirement assets included in total investments				(2,336)
Total fair value of qualified pension assets	$1,396,502	$1,207,020	$-	$2,607,274

Other Postretirement Trusts
(In Thousands)

	Level 1	Level 2	Level 3	Total
Equity securities:				
Corporate common stocks	$50,698	$-	$-	$50,698
Common collective trust	-	140,096	-	140,096
Fixed securities:				
Interest-bearing cash	6,115	-	-	6,115
U.S. Government securities	25,487	50,714	-	76,201
Corporate debt instruments	-	35,099	-	35,099
State and local obligations	-	53,443	-	53,443
Total investments	$82,300	$279,352	$-	$361,652
Interest receivable				1,567
Other pending transactions				(3,156)
Plus: Other postretirement assets included in the investments of the qualified pension trust				2,336
Total fair value of other postretirement assets	$82,300	$279,352	$-	$362,399

Accumulated Pension Benefit Obligation

The accumulated benefit obligation for Entergy's qualified pension plans was $3.4 billion and $2.9 billion at December 31, 2009 and 2008, respectively.

Estimated Future Benefit Payments

Based upon the assumptions used to measure Entergy's qualified pension and other postretirement benefit obligation at December 31, 2009, and including pension and other postretirement benefits attributable to estimated future employee service, Entergy expects that benefits to be paid and the Medicare Part D subsidies to be received over the next ten years for Entergy Corporation and its subsidiaries will be as follows:

	Estimated Future Benefits Payments			
	Qualified Pension	Non-Qualified Pension	Other Postretirement (before Medicare Subsidy)	Estimated Future Medicare Subsidy Receipts
	(In Thousands)			
Year(s)				
2010	$157,279	$23,842	$71,439	$5,596
2011	$162,897	$9,561	$75,386	$6,108
2012	$172,636	$8,259	$79,388	$7,008
2013	$183,210	$15,417	$83,440	$7,833
2014	$196,157	$12,983	$87,773	$8,676
2015 - 2019	$1,244,961	$73,554	$510,913	$57,300

Contributions

Entergy currently expects to contribute approximately $270 million to its pension plans and approximately $76 million to other postretirement plans in 2010. The expected 2010 pension and other postretirement plan contributions of the Registrant Subsidiaries are shown below. The required pension contributions will not be known with more certainty until the January 1, 2010 valuations are completed by April 1, 2010. Also, guidance pursuant to the Pension Protection Act of 2006 rules, effective for the 2008 plan year and beyond, continues to evolve, be interpreted through technical corrections bills, and discussed within the industry and congressional lawmakers. Any changes to the Pension Protection Act as a result of these discussions and efforts may affect the level of Entergy's and each of the Registrant Subsidiaries' pension contributions in the future.

Actuarial Assumptions

The assumed health care cost trend rate used in measuring the APBO of Entergy was 7.5% for 2010, gradually decreasing each successive year until it reaches 4.75% in 2016 and beyond. The assumed health care cost trend rate used in measuring the Net Other Postretirement Benefit Cost of Entergy was 8.5% for 2009, gradually decreasing each successive year until it reaches 4.75% in 2016 and beyond. A one percentage point change in the assumed health care cost trend rate for 2009 would have the following effects:

	1 Percentage Point Increase		1 Percentage Point Decrease	
2009	**Impact on the APBO**	**Impact on the sum of service costs and interest cost**	**Impact on the APBO**	**Impact on the sum of service costs and interest cost**
		Increase /(Decrease) (In Thousands)		
Entergy Corporation and its subsidiaries	$138,924	$16,804	($123,118)	($14,399)

The significant actuarial assumptions used in determining the pension PBO and the other postretirement benefit APBO as of December 31, 2009, and 2008 were as follows:

	2009	2008
Weighted-average discount rate:		
Qualified pension	6.10% - 6.30%	6.75%
Other postretirement	6.10%	6.70%
Non-qualified pension	5.40%	6.75%
Weighted-average rate of increase in future compensation levels	4.23%	4.23%

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2009, 2008, and 2007 were as follows:

	2009	2008	2007
Weighted-average discount rate:			
Qualified pension	6.75%	6.50%	6.00%
Other postretirement	6.70%	6.50%	6.00%
Non-qualified pension	6.75%	6.50%	6.00%
Weighted-average rate of increase in future compensation levels	4.23%	4.23%	3.25%
Expected long-term rate of return on plan assets:			
Taxable assets	6.00%	5.50%	5.50%
Non-taxable assets	8.50%	8.50%	8.50%

Entergy's other postretirement benefit transition obligations are being amortized over 20 years ending in 2012.

Accounting Mechanisms

With regard to pension and other postretirement costs, Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy uses fair value when determining MRV.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. The Act introduces a prescription drug benefit cost under Medicare (Part D), which started in 2006, as well as a federal subsidy to employers who provide a retiree prescription drug benefit that is at least actuarially equivalent to Medicare Part D. The actuarially estimated effect of future Medicare subsidies reduced the December 31, 2009 and 2008 Accumulated Postretirement Benefit Obligation by $215 million and $187 million, respectively, and reduced the 2009, 2008, and 2007 other postretirement benefit cost by $24.0 million, $24.7 million, and $26.5 million, respectively. In 2009, Entergy received $5.1 million in Medicare subsidies for prescription drug claims.

Non-Qualified Pension Plans

Entergy also sponsors non-qualified, non-contributory defined benefit pension plans that provide benefits to certain key employees. Entergy recognized net periodic pension cost related to these plans of $23.6 million in 2009, $17.2 million in 2008, and $20.6 million in 2007. In 2009, Entergy recognized a $6.7 million settlement charge related to the payment of lump sum benefits out of the plan that is included in the non-qualified pension plan cost above. The projected benefit obligation was $147.9 million and $138.4 million as of December 31, 2009 and 2008, respectively. There were $0.2 million in plan assets for a pre-merger Entergy Gulf States Louisiana plan at December 31, 2008 and none at December 31, 2009. The accumulated benefit obligation was $134.1 million and $125.5 million as of December 31, 2009 and 2008, respectively.

Entergy's non-qualified, non-current pension liability at December 31, 2009 and 2008 was $124.1 million and $121.5 million, respectively; and its current liability was $23.8 million and $16.7 million, respectively. The unamortized transition asset, prior service cost and net loss are recognized in regulatory assets ($51.6 million at December 31, 2009 and $44.1 million at December 31, 2008) and accumulated other comprehensive income before taxes ($23 million at December 31, 2009 and $18.2 million at December 31, 2008).

Defined Contribution Plans

Entergy sponsors the Savings Plan of Entergy Corporation and Subsidiaries (System Savings Plan). The System Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries. The employing Entergy subsidiary makes matching contributions for all non-bargaining and certain bargaining employees to the System Savings Plan in an amount equal to 70% of the participants' basic contributions, up to 6% of their eligible earnings per pay period. The 70% match is allocated to investments as directed by the employee.

Entergy also sponsors the Savings Plan of Entergy Corporation and Subsidiaries II (established in 2001), the Savings Plan of Entergy Corporation and Subsidiaries IV (established in 2002), the Savings Plan of Entergy Corporation and Subsidiaries VI (established in April 2007), and the Savings Plan of Entergy Corporation and Subsidiaries VII (established in April 2007) to which matching contributions are also made. The plans are defined contribution plans that cover eligible employees, as defined by each plan, of Entergy and its subsidiaries.

Entergy's subsidiaries' contributions to defined contribution plans collectively were $41.9 million in 2009, $38.4 million in 2008, and $36.6 million in 2007. The majority of the contributions were to the System Savings Plan.

NOTE 12. STOCK-BASED COMPENSATION

Entergy grants stock options and long-term incentive and restricted liability awards to key employees of the Entergy subsidiaries under its Equity Ownership Plans which are shareholder-approved stock-based compensation plans. The Equity Ownership Plan, as restated in February 2003 (2003 Plan), had 706,950 authorized shares remaining for long-term incentive and restricted liability awards as of December 31, 2009. Effective January 1, 2007, Entergy's shareholders approved the 2007 Equity Ownership and Long-Term Cash Incentive Plan (2007 Plan). The maximum aggregate number of common shares that can be issued from the 2007 Plan for stock-based awards is 7,000,000 with no more than 2,000,000 available for non-option grants. The 2007 Plan, which only applies to awards made on or after January 1, 2007, will expire after 10 years. As of December 31, 2009, there were 2,569,926 authorized shares remaining for stock-based awards, including 2,000,000 for non-option grants.

Stock Options

Stock options are granted at exercise prices that equal the closing market price of Entergy Corporation common stock on the date of grant. Generally, stock options granted will become exercisable in equal amounts on each of the first three anniversaries of the date of grant. Unless they are forfeited previously under the terms of the grant, options expire ten years after the date of the grant if they are not exercised.

The following table includes financial information for stock options for each of the years presented:

	2009	2008	2007
		(in Millions)	
Compensation expense included in Entergy's Consolidated Net Income	$17.0	$17.0	$15.0
Tax benefit recognized in Entergy's Consolidated Net Income	$6.0	$7.0	$6.0
Compensation cost capitalized as part of fixed assets and inventory	$3.0	$3.0	$3.0

Entergy determines the fair value of the stock option grants by considering factors such as lack of marketability, stock retention requirements, and regulatory restrictions on exercisability in accordance with accounting standards. The stock option weighted-average assumptions used in determining the fair values are as follows:

	2009	2008	2007
Stock price volatility	24.39%	18.9%	17.0%
Expected term in years	5.33	4.64	4.59
Risk-free interest rate	2.22%	2.77%	4.85%
Dividend yield	3.50%	2.96%	3.0%
Dividend payment per share	$3.00	$3.00	$2.16

Stock price volatility is calculated based upon the weekly public stock price volatility of Entergy Corporation common stock over the last four to five years. The expected term of the options is based upon historical option exercises and the weighted average life of options when exercised and the estimated weighted average life of all vested but unexercised options. In 2008, Entergy implemented stock ownership guidelines for its senior executive officers. These guidelines require an executive officer to own shares of Entergy common stock equal to a specified multiple of his or her salary. Until an executive officer achieves this ownership position the executive officer is required to retain 75% of the after-tax net profit upon exercise of the option to be held in Entergy Corporation common stock. The reduction in fair value of the stock options due to this restriction is based upon an estimate of the call option value of the reinvested gain discounted to present value over the applicable reinvestment period.

A summary of stock option activity for the year ended December 31, 2009 and changes during the year are presented below:

	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Contractual Life
Options outstanding as of January 1, 2009	11,098,331	$66.45		
Options granted	1,084,800	$77.53		
Options exercised	(802,319)	$34.81		
Options forfeited/expired	(59,741)	$87.77		
Options outstanding as of December 31, 2009	11,321,071	$69.64	$138 million	5.3 years
Options exercisable as of December 31, 2009	8,786,486	$63.08	$165 million	4.5 years
Weighted-average grant-date fair value of options granted during 2009	$12.47			

The weighted-average grant-date fair value of options granted during the year was $14.41 for 2008 and $14.15 for 2007. The total intrinsic value of stock options exercised was $35.6 million during 2009, $63.7 million during 2008, and $116.7 million during 2007. The intrinsic value, which has no effect on net income, of the stock options exercised is calculated by the difference in Entergy Corporation's common stock price on the date of exercise and the exercise price of the stock options granted. Entergy recognizes compensation cost over the vesting period of the options based on their grant-date fair value. The total fair value of options that vested was approximately $22 million during 2009, $18 million during 2008, and $15 million during 2007.

The following table summarizes information about stock options outstanding as of December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	As of 12/31/2009	Weighted-Avg. Remaining Contractual Life-Yrs.	Weighted-Avg. Exercise Price	Number Exercisable as of 12/31/2009	Weighted-Avg. Exercise Price
$23 - $36.99	60,782	0.9	$23.00	60,782	$23.00
$37 - $50.99	3,215,531	2.1	$41.28	3,215,531	$41.28
$51 - $64.99	1,080,613	4.1	$58.43	1,080,613	$58.43
$65 - $78.99	3,674,831	6.5	$71.69	2,650,931	$69.43
$79 - $91.99	1,720,448	7.1	$91.81	1,189,930	$91.81
$92 - $108.20	1,568,866	8.1	$108.20	588,699	$108.20
$23 - $108.20	11,321,071	5.3	$69.64	8,786,486	$63.08

Stock-based compensation cost related to non-vested stock options outstanding as of December 31, 2009 not yet recognized is approximately $17 million and is expected to be recognized on a weighted-average period of 1.6 years.

Long-Term Incentive Awards

Entergy grants long-term incentive awards earned under its stock benefit plans in the form of performance units, which are equal to the cash value of shares of Entergy Corporation common stock at the end of the performance period, which is the last trading day of the year. Performance units will pay out to the extent that the performance conditions are satisfied. In addition to the potential for equivalent share appreciation or depreciation, performance units will earn the cash equivalent of the dividends paid during the three-year performance period applicable to each plan. The costs of incentive awards are charged to income over the three-year period.

The following table includes financial information for the long-term incentive awards for each of the years presented:

	2009	2008	2007
		(In Millions)	
Fair value of long-term incentive awards as of December 31,	$17	$41	$54
Compensation expense included in Entergy's Consolidated Net Income for the year	$6	$20	$35
Tax benefit recognized in Entergy's Consolidated Net Income for the year	$2	$8	$14
Compensation cost capitalized as part of fixed assets and inventory	$1	$5	$6

Entergy paid $30.6 million in 2009 for awards earned under the Long-Term Incentive Plan. The distribution is applicable to the 2006 - 2008 performance period.

Restricted Awards

Entergy grants restricted awards earned under its stock benefit plans in the form of stock units that are subject to time-based restrictions. The restricted units are equal to the cash value of shares of Entergy Corporation common stock at the time of vesting. The costs of restricted awards are charged to income over the restricted period, which varies from grant to grant. The average vesting period for restricted awards granted is 40 months. As of December 31, 2009, there were 234,502 unvested restricted units that are expected to vest over an average period of 22 months.

The following table includes financial information for restricted awards for each of the years presented:

	2009	2008	2007
		(In Millions)	
Fair value of restricted awards as of December 31,	$4.6	$7.5	$11.2
Compensation expense included in Entergy's Consolidated Net Income for the year	$2.0	$2.0	$6.5
Tax benefit recognized in Entergy's Consolidated Net Income for the year	$0.8	$0.8	$2.5
Compensation cost capitalized as part of fixed assets and inventory	$0.5	$0.4	$1.1

Entergy paid $5.1 million in 2009 for awards under the Restricted Awards Plan.

NOTE 13. BUSINESS SEGMENT INFORMATION

Entergy's reportable segments as of December 31, 2009 are Utility and Non-Utility Nuclear. Utility generates, transmits, distributes, and sells electric power in portions of Arkansas, Louisiana, Mississippi, and Texas, and provides natural gas utility service in portions of Louisiana. Non-Utility Nuclear owns and operates six nuclear power plants and is primarily focused on selling electric power produced by those plants to wholesale customers. "All Other" includes the parent company, Entergy Corporation, and other business activity, including the non-nuclear wholesale assets business and earnings on the proceeds of sales of previously-owned businesses. As a result of the Entergy New Orleans bankruptcy filing, Entergy discontinued the consolidation of Entergy New Orleans retroactive to January 1, 2005, and reported Entergy New Orleans results under the equity method of accounting in the Utility segment in 2006. On May 7, 2007, the bankruptcy judge entered an order confirming Entergy New Orleans' plan of reorganization. With confirmation of the plan of reorganization, Entergy reconsolidated Entergy New Orleans in the second quarter 2007, retroactive to January 1, 2007.

Entergy's segment financial information is as follows:

2009	**Utility**	**Non-Utility Nuclear***	**All Other***	**Eliminations**	**Consolidated**
			(In Thousands)		
Operating revenues	$8,055,353	$2,555,254	$161,506	($26,463)	$10,745,650
Deprec., amort. & decomm.	$1,025,922	$240,747	$15,169	$-	$1,281,838
Interest and dividend income	$180,505	$170,033	$88,106	($202,016)	$236,628
Equity in loss of unconsolidated equity affiliates	$1	$-	($7,794)	$-	($7,793)
Interest and other charges	$462,206	$55,884	$180,931	($128,577)	$570,444
Income taxes (benefits)	$388,682	$379,266	($135,208)	$-	$632,740
Consolidated net income (loss)	$708,905	$631,020	($15,437)	($73,438)	$1,251,050
Total assets	$29,694,732	$10,590,809	($294,277)	($2,626,667)	$37,364,597
Investment in affiliates - at equity	$200	$-	$39,380	$-	$39,580
Cash paid for long-lived asset additions	$1,872,997	$654,003	$1,719	$-	$2,528,719

2008	**Utility**	**Non-Utility Nuclear***	**All Other***	**Eliminations**	**Consolidated**
			(In Thousands)		
Operating revenues	$10,318,630	$2,558,378	$241,715	($24,967)	$13,093,756
Deprec., amort. & decomm.	$984,651	$220,128	$15,490	$-	$1,220,269
Interest and dividend income	$122,657	$112,129	$116,830	($153,744)	$197,872
Equity in loss of unconsolidated equity affiliates	($3)	$-	($11,681)	$-	($11,684)
Interest and other charges	$425,216	$53,926	$243,745	($113,966)	$608,921
Income taxes (benefits)	$371,281	$319,107	($87,390)	$-	$602,998
Consolidated net income (loss)	$605,144	$797,280	($122,110)	($39,779)	$1,240,535
Total assets	$28,810,147	$7,848,195	$2,586,456	($2,627,980)	$36,616,818
Investment in affiliates - at equity	$199	$-	$66,048	$-	$66,247
Cash paid for long-lived asset additions	$2,478,014	$478,285	$18,730	$-	$2,975,029

2007	Utility	Non-Utility Nuclear*	All Other*	Eliminations	Consolidated
			(In Thousands)		
Operating revenues	$9,255,075	$2,029,666	$225,216	($25,559)	$11,484,398
Deprec., amort. & decomm.	$939,152	$177,872	$14,586	$-	$1,131,610
Interest and dividend income	$124,992	$107,754	$88,066	($81,901)	$238,911
Equity in earnings of unconsolidated equity affiliates	($2)	$-	$3,178	$-	$3,176
Interest and other charges	$422,382	$34,738	$261,832	($81,900)	$637,052
Income taxes (benefits)	$382,025	$230,407	($98,015)	$-	$514,417
Consolidated net income (loss)	$704,393	$539,200	($83,639)	$-	$1,159,954
Total assets	$26,174,159	$7,014,484	$1,982,429	($1,528,070)	$33,643,002
Investment in affiliates - at equity	$202	$-	$78,790	$-	$78,992
Cash paid for long-lived asset additions	$1,497,174	$821,790	$2,754	$1,255	$2,322,973

Businesses marked with * are sometimes referred to as the "competitive businesses," with the exception of the parent company, Entergy Corporation. Eliminations are primarily intersegment activity. Almost all of Entergy's goodwill is related to the Utility segment.

Earnings were negatively affected in the fourth quarter 2007 by expenses of $22.2 million ($13.6 million net-of-tax) for Utility and $29.9 million ($18.4 million net-of-tax) for Non-Utility Nuclear recorded in connection with a nuclear operations fleet alignment. This process was undertaken with the goals of eliminating redundancies, capturing economies of scale, and clearly establishing organizational governance. Most of the expenses related to the voluntary severance program offered to employees. Approximately 200 employees from the Non-Utility Nuclear business and 150 employees in the Utility business accepted the voluntary severance program offers.

Geographic Areas

For the years ended December 31, 2009 and 2008, the amount of revenue Entergy derived from outside of the United States was insignificant. As of December 31, 2009 and 2008, Entergy had no long-lived assets located outside of the United States.

NOTE 14. EQUITY METHOD INVESTMENTS

As of December 31, 2009, Entergy owns investments in the following companies that it accounts for under the equity method of accounting:

Investment	Ownership	Description
Entergy-Koch	50% partnership interest	Entergy-Koch was in the energy commodity marketing and trading business and gas transportation and storage business until the fourth quarter 2004 when these businesses were sold. In December 2009, Entergy reorganized its investment in Entergy-Koch, received a $25.6 million cash distribution, and received a distribution of certain software owned by the joint venture.
RS Cogen LLC	50% member interest	Co-generation project that produces power and steam on an industrial and merchant basis in the Lake Charles, Louisiana area.
Top Deer	50% member interest	Wind-powered electric generation joint venture.

Following is a reconciliation of Entergy's investments in equity affiliates:

	2009	2008	2007
		(In Thousands)	
Beginning of year	$66,247	$78,992	$229,089
Entergy New Orleans (a)	-	-	(153,988)
Income (loss) from the investments	(7,793)	(11,684)	3,176
Dispositions and other adjustments	(18,874)	(1,061)	715
End of year	$39,580	$66,247	$78,992

(a) As a result of Entergy New Orleans' bankruptcy filing in September 2005, Entergy deconsolidated Entergy New Orleans and reflected Entergy New Orleans' financial results under the equity method of accounting retroactive to January 1, 2005. In May 2007, with confirmation of the plan of reorganization, Entergy reconsolidated Entergy New Orleans retroactive to January 1, 2007 and no longer accounts for Entergy New Orleans under the equity method of accounting. See Note 18 to the financial statements for further discussion of the bankruptcy proceeding.

Related-party transactions and guarantees

See Note 18 to the financial statements for a discussion of the Entergy New Orleans bankruptcy proceedings and activity between Entergy and Entergy New Orleans.

Entergy Gulf States Louisiana purchased approximately $49.3 million, $82.5 million, and $68.4 million of electricity generated from Entergy's share of RS Cogen in 2009, 2008, and 2007, respectively. Entergy's operating transactions with its other equity method investees were not significant in 2009, 2008, or 2007.

NOTE 15. ACQUISITIONS AND DISPOSITIONS

Calcasieu

In March 2008, Entergy Gulf States Louisiana purchased the Calcasieu Generating Facility, a 322 MW simple-cycle gas-fired power plant located near the city of Sulphur in southwestern Louisiana, for approximately $56 million from a subsidiary of Dynegy, Inc. Entergy Gulf States Louisiana received the plant, materials and supplies, SO_2 emission allowances, and related real estate in the transaction. The FERC and the LPSC approved the acquisition.

Ouachita

In September 2008, Entergy Arkansas purchased the Ouachita Plant, a 789 MW three-train gas-fired combined cycle generating turbine (CCGT) electric power plant located 20 miles south of the Arkansas state line near Sterlington, Louisiana, for approximately $210 million from a subsidiary of Cogentrix Energy, Inc. Entergy Arkansas received the plant, materials and supplies, and related real estate in the transaction. The FERC and the APSC approved the acquisition. The APSC also approved the recovery of the acquisition and ownership costs through a rate rider and the planned sale of one-third of the capacity and energy to Entergy Gulf States Louisiana.

The LPSC also approved the purchase of one-third of the capacity and energy by Entergy Gulf States Louisiana, subject to certain conditions, including a study to determine the costs and benefits of Entergy Gulf States Louisiana exercising an option to purchase one-third of the plant (Unit 3) from Entergy Arkansas. In April 2009, Entergy Gulf States Louisiana made a filing with the LPSC seeking approval of Entergy Gulf States Louisiana exercising its option to convert its purchased power agreement into the ownership interest in Unit 3 and a one-third interest in the Ouachita common facilities. In September 2009 the LPSC, pursuant to an uncontested settlement, approved the acquisition and a cost recovery mechanism. Entergy Gulf States Louisiana purchased Unit 3 and a one-third interest in the Ouachita common facilities for $75 million in November 2009.

Palisades

In April 2007, Entergy's Non-Utility Nuclear business purchased the 798 MW Palisades nuclear energy plant located near South Haven, Michigan from Consumers Energy Company for a net cash payment of $336 million. Entergy received the plant, nuclear fuel, inventories, and other assets. The liability to decommission the plant, as well as related decommissioning trust funds, was also transferred to Entergy's Non-Utility Nuclear business. Entergy's Non-Utility Nuclear business executed a unit-contingent, 15-year purchased power agreement (PPA) with Consumers Energy for 100% of the plant's output, excluding any future uprates. Prices under the PPA range from $43.50/MWh in 2007 to $61.50/MWh in 2022, and the average price under the PPA is $51/MWh. In the first quarter 2007, the NRC renewed Palisades' operating license until 2031. As part of the transaction, Entergy's Non-Utility Nuclear business assumed responsibility for spent fuel at the decommissioned Big Rock Point nuclear plant, which is located near Charlevoix, Michigan. Palisades' financial results since April 2007 are included in Entergy's Non-Utility Nuclear business segment. The following table summarizes the assets acquired and liabilities assumed at the date of acquisition.

	Amount (In Millions)
Plant (including nuclear fuel)	$727
Decommissioning trust funds	252
Other assets	41
Total assets acquired	1,020
Purchased power agreement (below market)	420
Decommissioning liability	220
Other liabilities	44
Total liabilities assumed	684
Net assets acquired	$336

Subsequent to the closing, Entergy received approximately $6 million from Consumers Energy Company as part of the Post-Closing Adjustment defined in the Asset Sale Agreement. The Post-Closing Adjustment amount resulted in an approximately $6 million reduction in plant and a corresponding reduction in other liabilities.

For the PPA, which was at below-market prices at the time of the acquisition, Non-Utility Nuclear will amortize a liability to revenue over the life of the agreement. The amount that will be amortized each period is based upon the difference between the present value calculated at the date of acquisition of each year's difference between revenue under the agreement and revenue based on estimated market prices. Amounts amortized to revenue were $53 million in 2009, $76 million in 2008, and $50 million in 2007. The amounts to be amortized to revenue for the next five years will be $46 million for 2010, $43 million for 2011, $17 million in 2012, $18 million for 2013, and $16 million for 2014.

NYPA Value Sharing Agreements

Non-Utility Nuclear's purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, Non-Utility Nuclear and NYPA amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, Non-Utility Nuclear will make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. Non-Utility Nuclear will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year's output is due by January 15 of the following year. Non-Utility Nuclear will record its liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. An amount equal to the liability will be recorded to the plant asset account as contingent purchase price consideration for the plants. In 2009, 2008, and 2007, Non-Utility Nuclear recorded $72 million as plant for generation during each of those years. This amount will be depreciated over the expected remaining useful life of the plants.

In August 2008, Non-Utility Nuclear entered into a resolution of a dispute with NYPA over the applicability of the value sharing agreements to its FitzPatrick and Indian Point 3 nuclear power plants after the planned spin-off of the Non-Utility Nuclear business. Under the resolution, Non-Utility Nuclear agreed not to treat the separation as a "Cessation Event" that would terminate its obligation to make the payments under the value sharing agreements. As a result, after the spin-off transaction, Enexus will continue to be obligated to make payments to NYPA under the amended and restated value sharing agreements.

Asset Dispositions

Entergy-Koch Businesses

In the fourth quarter 2004, Entergy-Koch sold its energy trading and pipeline businesses to third parties. The sales came after a review of strategic alternatives for enhancing the value of Entergy-Koch. Entergy received $862 million of cash distributions in 2004 from Entergy-Koch after the business sales. Due to the November 2006 expiration of contingencies on the sale of Entergy-Koch's trading business, and the corresponding release to Entergy-Koch of sales proceeds held in escrow, Entergy recorded a gain related to its Entergy-Koch investment of approximately $55 million, net-of-tax, in the fourth quarter 2006 and received additional cash distributions of approximately $163 million. In December 2009, Entergy reorganized its investment in Entergy-Koch, received a $25.6 million cash distribution, and received a distribution of certain software owned by the joint venture.

Other

In the second quarter 2008, Entergy sold its remaining interest in Warren Power and realized a gain of $11.2 million ($6.9 million net-of-tax) on the sale.

NOTE 16. RISK MANAGEMENT AND FAIR VALUES

Market and Commodity Risks

In the normal course of business, Entergy is exposed to a number of market and commodity risks. Market risk is the potential loss that Entergy may incur as a result of changes in the market or fair value of a particular instrument or commodity. All financial and commodity-related instruments, including derivatives, are subject to market risk. Entergy is subject to a number of commodity and market risks, including:

Type of Risk	Affected Businesses
Power price risk	Utility, Non-Utility Nuclear, Non-nuclear wholesale assets
Fuel price risk	Utility, Non-Utility Nuclear, Non-nuclear wholesale assets
Foreign currency exchange rate risk	Utility, Non-Utility Nuclear, Non-nuclear wholesale assets
Equity price and interest rate risk - investments	Utility, Non-Utility Nuclear

Entergy manages a portion of these risks using derivative instruments, some of which are classified as cash flow hedges due to their financial settlement provisions while others are classified as normal purchase/normal sales transactions due to their physical settlement provisions. Normal purchase/normal sale risk management tools include power purchase and sales agreements and fuel purchase agreements, capacity contracts, and tolling agreements. Financially-settled cash flow hedges can include natural gas and electricity futures, forwards, swaps, and options; foreign currency forwards; and interest rate swaps. Entergy enters into derivatives only to manage natural risks inherent in its physical or financial assets or liabilities.

Entergy manages fuel price risk for its Louisiana jurisdictions (Entergy Gulf States Louisiana, Entergy Louisiana, and Entergy New Orleans) and Entergy Mississippi primarily through the purchase of short-term natural gas swaps. These swaps are marked-to-market with offsetting regulatory assets or liabilities. The notional volumes of these swaps are based on a portion of projected annual exposure to gas for electric generation and projected winter purchases for gas distribution at Entergy Gulf States Louisiana and Entergy New Orleans.

Entergy's exposure to market risk is determined by a number of factors, including the size, term, composition, and diversification of positions held, as well as market volatility and liquidity. For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which Entergy is exposed is its use of hedging techniques to mitigate such risk. Entergy manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. Entergy's risk management policies limit the amount of total net exposure and rolling net exposure during the stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Entergy's objectives.

Derivatives

The fair values of Entergy's derivative instruments in the consolidated balance sheet as of December 31, 2009 are as follows:

Instrument	Balance Sheet Location	Fair Value	Business
Derivatives designated as hedging instruments			
Assets:			
Electricity futures, forwards, and swaps	Prepayments and other (current portion)	$109 million	Non-Utility Nuclear
Electricity futures, forwards, and swaps	Other deferred debits and other assets (non-current portion)	$91 million	Non-Utility Nuclear
Derivatives not designated as hedging instruments			
Assets:			
Natural gas swaps	Prepayments and other	$8 million	Utility

The effect of Entergy's derivative instruments designated as cash flow hedges on the consolidated statements of income for the year ended December 31, 2009 is as follows:

Instrument	Amount of gain (loss) recognized in OCI (effective portion)	Statement of Income location	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion)
Electricity futures, forwards, and swaps	$315 million	Competitive businesses operating revenues	$322 million

Electricity over-the-counter swaps that financially settle against day-ahead power pool prices are used to manage price exposure for Non-Utility Nuclear generation. Based on market prices as of December 31, 2009, cash flow hedges relating to power sales totaled $200 million of net gains, of which approximately $109 million are expected to be reclassified from accumulated other comprehensive income (OCI) to operating revenues in the next twelve months. The actual amount reclassified from accumulated OCI, however, could vary due to future changes in market prices. Gains totaling approximately $322 million were realized on the maturity of cash flow hedges for 2009. Unrealized gains or losses recorded in OCI result from hedging power output at the Non-Utility Nuclear power plants. The related gains or losses from hedging power are included in operating revenues when realized. The maximum length of time over which Entergy is currently hedging the variability in future cash flows for forecasted power transactions as of December 31, 2009 is approximately three years. Planned generation sold forward from Non-Utility Nuclear power plants as of December 31, 2009 is 88% for 2010 of which approximately 40% is sold under financial hedges and the remainder under normal purchase/sale contracts. The ineffective portion of the change in the value of Entergy's cash flow hedges for 2009 was insignificant. Certain of the agreements to sell the power produced by Entergy's Non-Utility Nuclear power plants contain provisions that require an Entergy subsidiary to provide collateral to secure its obligations when the current market prices exceed the contracted power prices. The primary form of collateral to satisfy these requirements is an Entergy Corporation guaranty. As of December 31, 2009, hedge contracts with one counterparty were in a liability position (approximately $2 million total), but were significantly below the amounts of guarantees provided under their contracts and no cash collateral was required. If the Entergy Corporation credit rating falls below investment grade, the impact of the corporate guarantee is ignored and Entergy would have to post collateral equal to the estimated outstanding liability under the contract at the applicable date.

Natural gas over-the-counter swaps that financially settle against NYMEX futures are used to manage fuel price risk for the Utility's Louisiana and Mississippi customers. All benefits or costs of the program are recorded in fuel costs. The total volume of natural gas swaps outstanding as of December 31, 2009 is 36,710,000 MMBtu for Entergy, 9,530,000 MMBtu for Entergy Gulf States Louisiana, 15,590,000 MMBtu for Entergy Louisiana, 10,480,000 MMBtu for Entergy Mississippi, and 1,110,000 MMBtu for Entergy New Orleans. Credit support for these natural gas swaps are covered by master agreements that do not require collateralization based on mark-to-market value but do carry material adverse change clauses that may lead to collateralization requests. The effect of Entergy's derivative instruments not designated as hedging instruments on the consolidated statements of income for the year ended December 31, 2009 is as follows:

Instrument	Statement of Income Location	Amount of gain (loss) recorded in income
Natural gas swaps	Fuel, fuel-related expenses, and gas purchased for resale	($160) million

Due to regulatory treatment, the natural gas swaps are marked to market through fuel, fuel-related expenses, and gas purchased for resale and then such amounts are simultaneously reversed and recorded as offsetting regulatory assets or liabilities. The gains or losses recorded as fuel expenses when the swaps are settled are recovered through each Registrant's fuel recovery mechanism.

Fair Values

The estimated fair values of Entergy's financial instruments and derivatives are determined using bid prices and market quotes. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. Gains or losses realized on financial instruments held by regulated businesses may be reflected in future rates and therefore do not accrue to the benefit or detriment of shareholders. Entergy considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

Accounting standards define fair value as an exit price, or the price that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between knowledgeable market participants at date of measurement. Entergy and the Registrant Subsidiaries use assumptions or market input data that market participants would use in pricing assets or liabilities at fair value. The inputs can be readily observable, corroborated by market data, or generally unobservable. Entergy and the Registrant Subsidiaries endeavor to use the best available information to determine fair value.

Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs. The three levels of the fair value hierarchy are:

- Level 1 - Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of individually owned common stocks, cash equivalents, debt instruments, gas hedge contracts, the securitization trust recovery account, and storm reserve escrow accounts.

- Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Level 2 inputs include the following:

    - quoted prices for similar assets or liabilities in active markets;
    - quoted prices for identical assets or liabilities in inactive markets;
    - inputs other than quoted prices that are observable for the asset or liability; or
    - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  Level 2 consists primarily of individually owned debt instruments or shares in common trusts.

- Level 3 - Level 3 inputs are pricing inputs that are generally less observable or unobservable from objective sources. These inputs are used with internally developed methodologies to produce management's best estimate of fair value for the asset or liability. Level 3 consists primarily of derivative power contracts used as cash flow hedges of power sales at merchant power plants.

The values for the cash flow hedges that are recorded as derivative contract assets or liabilities are based on both observable inputs including public market prices and unobservable inputs such as model-generated prices for longer-term markets and are classified as Level 3 assets and liabilities. The amounts reflected as the fair value of derivative assets or liabilities are based on the estimated amount that the contracts are in-the-money at the balance sheet date (treated as an asset) or out-of-the-money at the balance sheet date (treated as a liability) and would equal the estimated amount receivable or payable by Entergy if the contracts were settled at that date. These derivative contracts include cash flow hedges that swap fixed for floating cash flows for sales of the output from Entergy's Non-Utility Nuclear business. The fair values are based on the mark-to-market comparison between the fixed contract prices and the floating prices determined each period from a combination of quoted forward power market prices for the period for which such curves are available, and model-generated prices using quoted forward gas market curves and estimates regarding heat rates to convert gas to power and the costs associated with the transportation of the power from the plants' bus bar to the contract's point of delivery, generally a power market hub, for the period thereafter. The difference between the fixed price in the swap contract and these market-related prices multiplied by the volume specified in the contract and discounted at the counterparties' credit adjusted risk free rate are recorded as derivative contract assets or liabilities. $202 million of cash flow hedges as of December 31, 2009 are in-the-money contracts with counterparties who are all currently investment grade. $2 million of the cash flow hedges as of December 31, 2009 are out-of-the-money contracts supported by corporate guarantees, which would require additional cash or letters of credit in the event of a decrease in Entergy Corporation's credit rating to below investment grade.

The following tables set forth, by level within the fair value hierarchy, Entergy's assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2009 and 2008. The assessment of the significance of a particular input to a fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

2009	Level 1	Level 2	Level 3	Total
		(In Millions)		
Assets:				
Temporary cash investments	$1,624	$-	$-	$1,624
Decommissioning trust funds:				
Equity securities	528	1,260	-	1,788
Debt securities	443	980	-	1,423
Power contracts	-	-	200	200
Securitization recovery trust account	13	-	-	13
Gas hedge contracts	8	-	-	8
Other investments	42	-	-	42
	$2,658	$2,240	$200	$5,098

2008	Level 1	Level 2	Level 3	Total
		(In Millions)		
Assets:				
Temporary cash investments	$1,805	$-	$-	$1,805
Decommissioning trust funds	508	2,324	-	2,832
Power contracts	-	-	207	207
Securitization recovery trust account	12	-	-	12
Other investments	35	-	-	35
	$2,360	$2,324	$207	$4,891
Liabilities:				
Gas hedge contracts	$67	$-	$-	$67

The following table sets forth a reconciliation of changes in the assets (liabilities) for the fair value of derivatives classified as Level 3 in the fair value hierarchy for the years ended December 31, 2009 and 2008:

	2009	2008
	(In Millions)	
Balance as of January 1,	$207	($12)
Price changes (unrealized gains/losses)	315	156
Settlements	(322)	63
Balance as of December 31,	$200	$207

The following table sets forth, by level within the fair value hierarchy, the Registrant Subsidiaries' assets that are accounted for at fair value on a recurring basis as of December 31, 2009 and 2008. The assessment of the significance of a particular input to a fair value measurement requires judgment and may affect its placement within the fair value hierarchy levels.

NOTE 17. DECOMMISSIONING TRUST FUNDS

Entergy holds debt and equity securities, classified as available-for-sale, in nuclear decommissioning trust accounts. The NRC requires Entergy to maintain trusts to fund the costs of decommissioning ANO 1, ANO 2, River Bend, Waterford 3, Grand Gulf, Pilgrim, Indian Point 1 and 2, Vermont Yankee, and Palisades (NYPA currently retains the decommissioning trusts and liabilities for Indian Point 3 and FitzPatrick). The funds are invested primarily in equity securities; fixed-rate, fixed-income securities; and cash and cash equivalents.

Entergy records decommissioning trust funds on the balance sheet at their fair value. Because of the ability of the Registrant Subsidiaries to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, the Registrant Subsidiaries have recorded an offsetting amount of unrealized gains/(losses) on investment securities in other regulatory liabilities/assets. For the nonregulated portion of River Bend, Entergy Gulf States Louisiana has recorded an offsetting amount of unrealized gains/(losses) in other deferred credits. Decommissioning trust funds for Pilgrim, Indian Point 2, Vermont Yankee, and Palisades do not meet the criteria for regulatory accounting treatment. Accordingly, unrealized gains recorded on the assets in these trust funds are recognized in the accumulated other comprehensive income component of shareholders' equity because these assets are classified as available for sale. Unrealized losses (where cost exceeds fair market value) on the assets in these trust funds are also recorded in the accumulated other comprehensive income component of shareholders' equity unless the unrealized loss is other than temporary and therefore recorded in earnings. Effective January 1, 2009, Entergy adopted an accounting pronouncement providing guidance regarding recognition and presentation of other-than-temporary impairments related to investments in debt securities. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). The assessment of whether an investment in an equity security has suffered an other-than-temporary impairment continues to be based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments.

The securities held as of December 31, 2009 and 2008 are summarized as follows:

	Fair Value	Total Unrealized Gains	Total Unrealized Losses
		(In Millions)	
2009			
Equity Securities	$1,788	$311	$30
Debt Securities	1,423	63	8
Total	$3,211	$374	$38
2008			
Equity Securities	$1,436	$85	$177
Debt Securities	1,396	77	21
Total	$2,832	$162	$198

The amortized cost of debt securities was $1,368 million as of December 31, 2009 and $1,340 million as of December 31, 2008. As of December 31, 2009, the debt securities have an average coupon rate of approximately 4.68%, an average duration of approximately 5.08 years, and an average maturity of approximately 8.3 years. The equity securities are generally held in funds that are designed to approximate or somewhat exceed the return of the Standard & Poor's 500 Index. A relatively small percentage of the securities are held in funds intended to replicate the return of the Wilshire 4500 Index or the Russell 3000 Index.

The fair value and gross unrealized losses of available-for-sale equity and debt securities, summarized by investment type and length of time that the securities have been in a continuous loss position, are as follows as of December 31, 2009:

	Equity Securities		Debt Securities	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
		(In Millions)		
Less than 12 months	$57	$1	$311	$6
More than 12 months	205	29	18	2
Total	$262	$30	$329	$8

The unrealized losses in excess of twelve months above relate to Entergy's Utility operating companies and System Energy.

The fair value of debt securities, summarized by contractual maturities, as of December 31, 2009 and 2008 are as follows:

	2009	2008
	(In Millions)	
less than 1 year	$31	$21
1 year - 5 years	676	526
5 years - 10 years	388	490
10 years - 15 years	131	146
15 years - 20 years	34	52
20 years+	163	161
Total	$1,423	$1,396

During the years ended December 31, 2009, 2008, and 2007, proceeds from the dispositions of securities amounted to $2,571 million, $1,652 million, and $1,583 million, respectively. During the years ended December 31, 2009, 2008, and 2007, gross gains of $80 million, $26 million, and $5 million, respectively, and gross losses of $30 million, $20 million, and $4 million, respectively, were reclassified out of other comprehensive income into earnings.

Other-than-temporary impairments and unrealized gains and losses

Entergy evaluates unrealized losses at the end of each period to determine whether an other-than-temporary impairment has occurred. Effective January 1, 2009, Entergy adopted an accounting pronouncement providing guidance regarding recognition and presentation of other-than-temporary impairments related to investments in debt securities. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). For debt securities held as of January 1, 2009 for which an other-than-temporary impairment had previously been recognized but for which assessment under the new guidance indicates this impairment is temporary, Entergy recorded an adjustment to its opening balance of retained earnings of $11.3 million ($6.4 million net-of-tax). Entergy did not have any material other-than-temporary impairments relating to credit losses on debt securities in 2009. The assessment of whether an investment in an equity security has suffered an other-than-temporary impairment continues to be based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. Non-Utility Nuclear recorded charges to other income of $86 million in 2009, $50 million in 2008, and $5 million in 2007, resulting from the recognition of the other-than-temporary impairment of certain equity securities held in its decommissioning trust funds.

NOTE 18. ENTERGY NEW ORLEANS BANKRUPTCY PROCEEDING

As a result of the effects of Hurricane Katrina and the effect of extensive flooding that resulted from levee breaks in and around the New Orleans area, on September 23, 2005, Entergy New Orleans filed a voluntary petition in bankruptcy court seeking reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. On May 7, 2007, the bankruptcy judge entered an order confirming Entergy New Orleans' plan of reorganization. With the receipt of CDBG funds, and the agreement on insurance recovery with one of its excess insurers, Entergy New Orleans waived the conditions precedent in its plan of reorganization and the plan became effective on May 8, 2007. Following are significant terms in Entergy New Orleans' plan of reorganization:

- Entergy New Orleans paid in full, in cash, the allowed third-party prepetition accounts payable (approximately $29 million, including interest). Entergy New Orleans paid interest from September 23, 2005 at the Louisiana judicial rate of interest for 2005 (6%) and 2006 (8%), and at the Louisiana judicial rate of interest (9.5%) plus 1% for 2007 through the date of payment.
- Entergy New Orleans issued notes due in three years in satisfaction of its affiliate prepetition accounts payable (approximately $74 million, including interest), including its indebtedness to the Entergy System money pool. Entergy New Orleans included in the principal amount of the notes accrued interest from September 23, 2005 at the Louisiana judicial rate of interest for 2005 (6%) and 2006 (8%), and at the Louisiana judicial rate of interest plus 1% for 2007 through the date of issuance of the notes. Entergy New Orleans will pay interest on the notes from their date of issuance at the Louisiana judicial rate of interest plus 1%. The Louisiana judicial rate of interest is 9.5% for 2007, 8.5% for 2008, 5.5% for 2009, and 3.5% for 2010.
- Entergy New Orleans repaid in full, in cash, the outstanding borrowings under the debtor-in-possession credit agreement between Entergy New Orleans and Entergy Corporation (approximately $67 million).
- Entergy New Orleans' first mortgage bonds remain outstanding with their stated maturity dates and interest terms. Pursuant to an agreement with its first mortgage bondholders, Entergy New Orleans paid the first mortgage bondholders an amount equal to the one year of interest from the bankruptcy petition date that the bondholders had waived previously in the bankruptcy proceeding (approximately $12 million).
- Entergy New Orleans' preferred stock will remain outstanding on its stated dividend terms, and Entergy New Orleans paid its unpaid preferred dividends in arrears (approximately $1 million).
- Litigation claims were generally unaltered, and will generally proceed as if Entergy New Orleans had not filed for bankruptcy protection, with exceptions for certain claims.

With confirmation of the plan of reorganization, Entergy reconsolidated Entergy New Orleans in the second quarter 2007, retroactive to January 1, 2007. Because Entergy owns all of the common stock of Entergy New Orleans, reconsolidation does not affect the amount of net income that Entergy records from Entergy New Orleans' operations for any current or prior periods, but does result in Entergy New Orleans' results being included in each individual income statement line item in 2007.

NOTE 19. QUARTERLY FINANCIAL DATA (UNAUDITED)

Operating results for the four quarters of 2009 and 2008 for Entergy Corporation and subsidiaries were:

	Operating Revenues	Operating Income	Net Income
		(In Thousands)	
2009:			
First Quarter	$2,789,112	$506,527	$235,335
Second Quarter	$2,520,789	$474,496	$226,813
Third Quarter	$2,937,095	$800,304	$455,169
Fourth Quarter	$2,498,654	$503,119	$313,775
2008:			
First Quarter	$2,864,734	$606,233	$308,749
Second Quarter	$3,264,271	$568,109	$270,954
Third Quarter	$3,963,884	$752,092	$470,289
Fourth Quarter	$3,000,867	$356,733	$170,574

Earnings per Average Common Share

	2009		2008	
	Basic	**Diluted**	**Basic**	**Diluted**
First Quarter	$1.22	$1.20	$1.60	$1.56
Second Quarter	$1.16	$1.14	$1.42	$1.37
Third Quarter	$2.35	$2.32	$2.47	$2.41
Fourth Quarter	$1.66	$1.64	$0.90	$0.89

The business of the Utility operating companies is subject to seasonal fluctuations with the peak periods occurring during the third quarter.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Maureen Scannell Bateman
Of Counsel, Butzel Long, New York. An Entergy director since 2000. Age, 66

W. Frank Blount
Chairman and Chief Executive Officer, JI Ventures, Inc., Atlanta, Georgia. An Entergy director since 1987. Age, 71

Gary W. Edwards
Former Senior Executive Vice President of Conoco, Houston, Texas. Presiding Director of Entergy. An Entergy director since 2005. Age, 68

Alexis M. Herman
Chair and Chief Executive Officer of New Ventures, LLC, McLean, Virginia. An Entergy director since 2003. Age, 62

Donald C. Hintz
Former President, Entergy Corporation, Punta Gorda, Florida. An Entergy director since 2004. Age, 66

J. Wayne Leonard
Entergy Chairman and Chief Executive Officer. Joined Entergy in April 1998 as President and Chief Operating Officer; became Chief Executive Officer and elected to the Board of Directors on January 1, 1999; became Chairman on August 1, 2006. New Orleans, Louisiana. Age, 59

Stuart L. Levenick
Group President and Executive Office Member of Caterpillar, Inc., Peoria, Illinois. An Entergy director since 2005. Age, 56

Stewart C. Myers
Robert C. Merton (1970) Professor of Financial Economics, MIT Sloan School of Management, Cambridge, Massachusetts. Joined the Entergy Board in 2009. Age, 69

James R. Nichols
Partner, Nichols & Pratt, LLP, Attorney and Chartered Financial Analyst, Boston, Massachusetts. An Entergy director since 1986. Age, 71

William A. Percy, II
Chairman and Chief Executive Officer of Greenville Compress Company, Greenville, Mississippi. An Entergy director since 2000. Age, 70

W. J. "Billy" Tauzin
President and Chief Executive Officer, Pharmaceutical Research and Manufacturers of America, Washington, D.C. An Entergy director since 2005. Age, 66

Steven V. Wilkinson
Retired Audit Partner, Arthur Andersen LLP, Watersmeet, Michigan. An Entergy director since 2003. Age, 68

EXECUTIVE OFFICERS

J. Wayne Leonard
Chairman and Chief Executive Officer. Joined Entergy in 1998 as President and Chief Operating Officer; became Chief Executive Officer on January 1, 1999 and Chairman on August 1, 2006. Former executive of Cinergy. Age, 59

Richard J. Smith
President and Chief Operating Officer. Joined Entergy in 2000. Former President of Cinergy Resources, Inc. Age, 58

Gary J. Taylor
Group President, Utility Operations. Joined Entergy in 2000. Former Vice President of nuclear operations at South Carolina Electric & Gas Company. Age, 56

John T. Herron
President and Chief Executive Officer Nuclear Operations/ Chief Nuclear Officer. Joined Entergy in 2001. Former Site Vice President, Browns Ferry Plant, Tennessee Valley Authority. Age, 56

Leo P. Denault
Executive Vice President and Chief Financial Officer. Joined Entergy in 1999. Former Vice President of Cinergy. Age, 50

Curtis L. Hébert, Jr.
Executive Vice President, External Affairs. Joined Entergy in 2001. Former Chairman of the Federal Energy Regulatory Commission. Age, 47

Mark T. Savoff
Executive Vice President, Operations. Joined Entergy in 2003. Former President, General Electric Power Systems – GE Nuclear Energy. Age, 53

Robert D. Sloan
Executive Vice President, General Counsel and Secretary. Joined Entergy in 2003. Former Vice President and General Counsel at GE Industrial Systems. Age, 62

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer. Joined Entergy in 1983 and developed knowledge and skills in utility accounting, rate making, finance, tax, and systems development before being promoted to Senior Vice President and Chief Accounting Officer in 2007. Age, 51

Terry R. Seamons
Senior Vice President, Human Resources and Administration. Joined Entergy in 2007. Former Vice President and Managing Director of RHR, International. Age, 68

INVESTOR INFORMATION

ANNUAL MEETING

The 2010 Annual Meeting of Shareholders will be held on Friday, May 7, at the Hilton Jackson, 1001 East County Line Road, Jackson, Mississippi. The meeting will begin at 10 a.m. (CDT).

SHAREHOLDER NEWS

Entergy's quarterly earnings results, dividend action, and other news and information of investor interest may be obtained by calling Entergy Shareholder Direct at 1-888-ENTERGY (368-3749). Besides hearing recorded announcements, you can request information to be sent via fax or mail.

Visit our investor relations Web site at entergy.com/investor_relations for earnings reports, financial releases, SEC filings and other investor information, including Entergy's Corporate Governance Guidelines, Board Committee Charters for the Corporate Governance, Audit and Personnel Committees and Entergy's Code of Conduct. You can also request and receive information via email. Printed copies of the above are also available without charge by calling 1-888-ENTERGY or writing to:

Entergy Corporation
Investor Relations
P.O. Box 61000
New Orleans, LA 70161

INSTITUTIONAL INVESTOR INQUIRIES

Securities analysts and representatives of financial institutions may contact Michele Lopiccolo, Vice President, Investor Relations at 504-576-4879 or mlopicc@entergy.com.

SHAREHOLDER ACCOUNT INFORMATION

BNY Mellon Shareowner Services is Entergy's transfer agent, registrar, dividend disbursing agent, and dividend reinvestment and stock purchase plan agent. Shareholders of record with questions about lost certificates, lost or missing dividend checks or notifications of change of address should contact:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
Telephone: 1-800-333-4368
Internet address: www.bnymellon.com/shareowner/isd

COMMON STOCK INFORMATION

The company's common stock is listed on the New York and Chicago exchanges under the symbol "ETR." The Entergy share price is reported daily in the financial press under "Entergy" in most listings of New York Stock Exchange securities. Entergy common stock is a component of the following indices: S&P 500, S&P Utilities Index, Philadelphia Utility Index and the NYSE Composite Index, among others.

As of January 30, 2010, there were 189,198,163 shares of Entergy common stock outstanding. Shareholders of record totaled 38,480, and approximately 133,934 investors held Entergy stock in "street name" through a broker.

CERTIFICATIONS

In May 2009, Entergy's Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation of the NYSE corporate governance listing standards. Also, Entergy filed certifications regarding the quality of the company's public disclosure, required by Section 302 of the Sarbanes-Oxley Act of 2002, as exhibits to its Report on Form 10-K for the fiscal year ended December 31, 2009.

DIVIDEND PAYMENTS

All of Entergy's 2009 distributions were non-dividend distributions. The Board of Directors declares dividends quarterly and sets the record and payment dates. Subject to Board discretion, those dates for 2010 are:

DECLARATION DATE	RECORD DATE	PAYMENT DATE
January 29	February 11	March 1
March 31	May 12	June 1
July 30	August 12	September 1
October 29	November 12	December 1

Quarterly dividend payments (in cents-per-share):

QUARTER	2010	2009	2008	2007	2006
1	75	75	75	54	54
2		75	75	54	54
3		75	75	75	54
4		75	75	75	54

DIVIDEND REINVESTMENT/STOCK PURCHASE

Entergy offers an automatic Dividend Reinvestment and Stock Purchase Plan administered by BNY Mellon Shareowner Services. The plan is designed to provide Entergy shareholders and other investors with a convenient and economical method to purchase shares of the company's common stock. The plan also accommodates payments of up to $3,000 per month for the purchase of Entergy common shares. First-time investors may make an initial minimum purchase of $1,000. Contact BNY Mellon by telephone or internet for information and an enrollment form.

DIRECT REGISTRATION SYSTEM

Entergy has elected to participate in a Direct Registration System that provides investors with an alternative method for holding shares. DRS will permit investors to move shares between the company's records and the broker dealer of their choice.

ENTERGY COMMON STOCK PRICES

The high and low trading prices for each quarterly period in 2009 and 2008 were as follows (in dollars):

	2009		2008	
QUARTER	HIGH	LOW	HIGH	LOW
1	86.61	59.87	127.48	99.45
2	78.78	63.39	123.27	107.94
3	82.39	71.76	122.88	83.78
4	84.44	76.10	89.76	61.93


Entergy

Entergy Corporation
Post Office Box 61000
New Orleans, LA 70161
entergy.com